4/22



03050245

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME National Challenge Systems

*CURRENT ADDRESS



PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4222 FISCAL YEAR 6-30-02

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/24/03

SEC # 82-4222

SmytheRatcliffe
CHARTERED ACCOUNTANTS

NATIONAL CHALLENGE SYSTEMS INC.

Consolidated Financial Statements
June 30, 2002

AR/S
6-30-02

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF NATIONAL CHALLENGE SYSTEMS INC.

We have audited the consolidated balance sheets of National Challenge Systems Inc. as at June 30, 2002 and July 31, 2001 and the consolidated statements of operations and deficit and cash flows for the eleven months ended June 30, 2002 and for the year ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimate made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and July 31, 2001 and the results of its operations and the changes in its cash flows for the eleven months ended June 30, 2002 and for the year ended July 31, 2001 in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
August 16, 2002

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Balance Sheets

	June 30, 2002	July 31, 2001
Assets (note 8)		(note 2(j))
Current		
Cash	$823,848	$222,966
Accounts receivable	1,945,990	181,545
Inventory	126,661	0
Prepaid expenses	82,953	20,967
Current assets of discontinued operations (note 4)	257,118	775,458
	3,236,570	1,200,936
Future Income Tax Asset (note 13)	314,500	0
Fixed (notes 5 and 8)	3,011,897	2,285,581
Deferred Costs	35,168	0
Licence and Other (note 6)	3,000	758
Goodwill (note 3)	11,129,820	0
Non-Current Assets of Discontinued Operations (note 4)	327	14,099,972
	$17,731,282	$17,587,247
Liabilities		
Current		
Bank indebtedness	$790,000	$214,537
Accounts payable and accrued liabilities (note 7)	3,038,769	1,679,701
Income taxes payable	96,005	0
Short-term promissory notes payable (note 3)	490,000	0
Current portion of long-term debt (note 8)	473,317	0
Current portion of obligations under capital leases (note 9)	35,901	0
Current liabilities of discontinued operations (note 4)	42,637	3,286,435
	4,966,629	5,180,673
Long-Term Debt (note 8)	1,106,403	0
Obligations Under Capital Leases (note 9)	123,744	0
Shareholder's Loan (note 12)	167,000	0
Future Income Tax Liability (note 13)	11,000	0
12% Redeemable Preferred Shares (note 10)	2,000,000	0
Non-Interest Bearing Redeemable Preferred Shares (note 10)	900,000	0
Non-Current Liabilities of Discontinued Operations (note 4)	0	2,818,930
	9,274,776	7,999,603
Shareholders' Equity		
Capital Stock (note 10)	23,344,842	18,445,342
Shares to be Issued (note 10)	0	74,903
Deficit	(14,888,336)	(8,932,601)
	8,456,506	9,587,644
	$17,731,282	$17,587,247

Commitment (note 11)

Approved on behalf of the Board:

"Charles H. Buehler" .... Charles H. Buehler, Director

"Douglas M. Carruthers" .... Douglas M. Carruthers, Director

See notes to consolidated financial statements.

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Statements of Operations and Deficit

	Eleven Month Period Ended June 30, 2002	Year Ended July 31, 2001
		(note 2(j))
Revenues		
Non-hazardous vacuum services	$966,288	$0
Rental	422,306	569,127
Sales	214,252	246,590
	1,602,846	815,717
Expenses		
Consulting and professional fees	778,671	703,459
Vacuum services operating expenses	460,174	0
Wages, salaries and benefits	236,649	0
Cost of goods sold	168,374	225,948
Investor relations, regulatory and promotion	136,230	194,028
Office, occupancy and miscellaneous	123,801	161,661
Other interest	83,793	(1,934)
Travel and automotive	76,524	0
Interest on long-term debt and capital leases	42,337	0
Interest on preferred shares	20,000	0
Service and repairs	11,568	11,815
Depreciation and amortization	242,294	245,331
	2,380,415	1,540,308
Loss From Continuing Operations and Before Other Items	(777,569)	(724,591)
Other Items		
Recovery (write-off) of deposits and deferred costs (note 6(c))	100,000	(838,599)
Allotted shares not issued	74,903	0
Loss on sale of fixed assets	0	(228,030)
Licence written off	0	(1,329,112)
Impairment of fixed assets	(78,288)	(475,000)
Investments written off, net (note 6 (a) and (e))	(394,691)	(5,699,949)
	(298,076)	(8,570,690)
Loss Before Future Income Taxes and Discontinued Operations	(1,075,645)	(9,295,281)
Future Income Taxes (Recovery)	(285,120)	0
Net Loss for Period From Continuing Operations	(790,525)	(9,295,281)
Net Income (Loss) for Period from Discontinued Operations (note 4)	(5,165,210)	1,456,129
Net Loss for the Period	(5,955,735)	(7,839,152)
Deficit, Beginning of Period	(8,932,601)	(1,093,449)
Deficit, End of Period	$(14,888,336)	$(8,932,601)
Loss Per Share of Continuing Operations - Basic	$ (0.03)	$ (0.44)
Loss Per Share of Discontinued Operations - Basic	$ (0.22)	$ (0.07)
Weighted Average Number of Shares Outstanding	22,337,781	21,131,441

See notes to consolidated financial statements.

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Statements of Cash Flows

	Eleven Month Period Ended June 30, 2002	Year Ended July 31, 2001
Operating Activities		(note 2(j))
Net income	$(5,955,735)	$(7,839,152)
Items not involving cash		
Depreciation and amortization	242,294	245,331
Loss on disposal of fixed assets	5,156,861	228,030
Future Income Tax	(321,750)	0
Recovery of allotted shares	(74,903)	0
Write-off of investments	394,691	5,699,949
Licence written off	0	1,329,112
Impairment of inventory	78,288	(475,000)
Recovery (write-off) of deferred assets	(100,000)	838,599
	(580,254)	26,869
Changes in Non-Cash Working Capital		
Accounts receivable	(264,746)	(122,961)
Inventory	(7,682)	0
Prepaid expenses	11,827	6,414
Accounts payable and accrued liabilities	371,581	1,060,610
Income tax	15,188	0
Cash from Continuing Operation	(454,086)	970,932
Cash from Discontinued Operation	1,339,045	2,220,303
	884,959	3,191,235
Investing Activities		
Acquisition of fixed assets	0	(411,071)
Deferred costs	(35,168)	(593,140)
Acquisition of subsidiaries	(4,187,066)	0
Payment for SWI bankruptcy, net	(394,691)	0
Proceeds on disposal of fixed assets	8,205,813	20,351
Cash Used for Continuing Operation	3,588,888	(983,860)
Cash Used for Discontinued Operation	(1,008,111)	0
	2,580,777	(983,860)
Financing Activities		
Shares issued for cash	0	418,600
Share issue costs	0	(300)
Long term debt	1,476,932	0
Shareholder's loan	167,000	0
Cash from Continuing Operation	1,643,932	418,300
Cash Used for Discontinued Operation	(5,084,249)	(2,461,312)
	(3,440,317)	(2,043,012)
Inflow (Outflow) of Cash	25,419	164,363
Cash, Beginning of Period	8,429	(155,934)
Cash, End of Period	$33,848	$8,429
Represented by		
Cash	$823,848	$222,966
Bank indebtedness	(790,000)	(214,537)
	$33,848	$8,429
Supplemental Cash Flow Information		
Interest paid on discontinuing operation	$462,497	$580,345
Interest paid on continuing operation	$34,613	$110

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

National Challenge Systems Inc. (the "Company") is incorporated under the laws of the province of British Columbia. Prior to March 31, 2002, the Company's primary business was the ownership, rental and distribution of waste compaction, baling and container equipment for disposing of waste, including waste handling equipment for both wet and dry waste, such as compactors, compactor-containers, balers, waste containers and accessories for waste handling equipment. Effective March 31, 2002, the Company disposed of significantly all of that business (note 4) and on May 31, 2002 (note 3) acquired certain other businesses which operate vacuum truck fleets carrying on the business of providing collection, treatment and disposal services for non-hazardous liquid organic waste.

These consolidated financial statements reflect the assets and liabilities of all controlled entities at the respective balance sheet dates. Operating results and cash flows include the operations and cash flows of controlled entities for the period from the date when control was acquired. Operations that have been discontinued during the 2002 fiscal period are reflected in "Discontinued Operations" (note 4). The 2002 operations reflect the Company's continuing business from waste disposal assets owned at June 30, 2002 and the operations of subsidiaries acquired May 31, 2002 (note 3) for the month of June 2002.

The Company changed its fiscal year-end to June 30 effective June 30, 2002 hence 2002 operations and cash flows are for an eleven month period whereas 2001 operations and cash flows are for a twelve month period. The 2001 comparative figures have been restated to show separately the results and cash flows from operations that were discontinued in the 2002 fiscal year (note 4).

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries National Compactor Rentals Ltd. ("NCR Canada"), National Challenge Systems (Ontario) Inc. ("NCS Ontario"), National Organic Resources Inc. ("NOR"), NCS Holdings Limited ("Holdings") and National Compactor Rentals (U.S.A.) Inc. ("NCR US") as at June 30, 2002 and July 31, 2001 and the results of operations and cash flows of these entities for the eleven months ended June 30, 2002 and for the year ended July 31, 2001. These subsidiaries have been owned since incorporation.

A&A Anderson Tank Service (Vancouver) Ltd. ("A&A") and Organic Resource Management Inc. ("ORMI") were acquired May 31, 2002 (note 3). Their assets and liabilities are included in the June 30, 2002 consolidated balance sheets and their revenues, expenses and cash flows for the month of June 2002 are included in consolidated results of operations and cash flows.

The Company follows the purchase method of accounting for business acquisitions. All significant inter-company transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Depreciation and amortization

Depreciation and amortization of fixed assets have been provided on the following bases and annual rates:

Rental machines	- 15 Years straight-line
Strata unit	- 5% Declining balance
Office furniture, equipment and computers	- 20% Declining balance
Vehicles	- 30% Declining balance
Farm equipment	- 10 Years straight-line
Machinery and equipment	- 20% Declining balance
Leasehold improvements	- 9 Years straight-line

(c) Asset impairment

The Company recognizes charges for asset impairments to the extent that the recorded amount of any asset exceeds the estimated net recoverable amount or future value of the asset.

(d) Deferred costs

Costs of acquisition of Organic Resource Technologies Inc. ("ORTI"), Organic Resource Management Inc. ("ORMI") and A & A Anderson Tank Service (Vancouver) Ltd. ("A&A") were deferred in the accounts up to July 31, 2001. As the amended contracts to acquire these companies expired in 2001, deferred acquisition costs were written off during the year ended July 31, 2001 (note 6(c)). As a result of renegotiations and subsequent shareholder approval to acquire ORMI and A&A (note 3), $100,000 of deposits previously written off have been recovered and included in consideration applied to the new share purchase agreements.

(e) Goodwill

Goodwill represents the excess of the cost of acquired businesses over fair value attributed to the net identified assets. Management estimates the value of goodwill to be not less than the unamortized balance at June 30, 2002.

(f) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(iii) Revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related asset), at the average rate of exchange for the period.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for period.

(g) Income taxes

Effective January 1, 2001 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under these recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. The method was applied retroactively without restatement of the 2000 financial statements.

(h) Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the period.

(i) Financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, short-term promissory notes payable, long-term debt and obligations under capital leases. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Unless otherwise noted, the fair value of the financial instruments approximate their carrying value.

(j) Comparative figures

Effective June 30, 2002 the Company and its subsidiaries changed their year-ends to June 30. Comparative figures for 2001 are for 12 months versus 11 months for 2002 (note 2(a)).

Certain of the 2001 comparative figures have been reclassified to conform with the current year's presentation (note 1).

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

3. ACQUISITIONS OF BUSINESSES

Effective May 31, 2002 the Company acquired 100% of the issued and outstanding shares of ORMI, an Ontario incorporated company, and A&A, a British Columbia incorporated company. These companies operate vacuum truck fleets carrying on the business of providing collection, treatment and disposal services for non-hazardous liquid organic waste. The acquisitions have been accounted for using the purchase method of accounting for business combinations. The operations and cash flows of the two companies for the one month of June 2002 are included in these consolidated financial statements.

Consideration given for the companies acquired was as follows:

	ORMI	A&A	Total
Cash	$1,500,000	$1,550,000	$3,050,000
Common shares at an agreed amount of $0.40 per share (10,400,000 shares)	3,550,000	610,000	4,160,000
12% preferred shares at an agreed amount of $1.00 per share	1,050,000	950,000	2,000,000
Non-interest bearing preferred shares at an agreed amount of $1.00 per share	900,000	0	900,000
Short term promissory notes payable 120 days ($400,000) and 365 days ($90,000) after closing	200,000	290,000	490,000
	7,200,000	3,400,000	10,600,000
Price adjustment for assets and liabilities of subsidiaries as of May 31, 2002	122,000	9,500	131,500
Consideration to vendors	7,322,000	3,409,500	10,731,500
Acquisition costs (legal, consulting, financing)	865,036	365,895	1,230,931
Total cost of acquisitions	$8,187,036	$3,775,395	$11,962,431
Assigned values were as follows:			
Total assets	$1,451,184	$1,545,303	$2,996,487
Total liabilities	(1,288,941)	(874,935)	(2,163,876)
Goodwill (Excess of purchase price over net assets acquired)	8,024,793	3,105,027	11,129,820
	$8,187,036	$3,775,395	$11,962,431

Acquisition costs include a finder's fee of 725,000 common shares of the Company issued to Cambridge Capital Limited, a company controlled by F. Michael P. Warren, a director of the Company. Also, included in acquisition costs is a fee paid to Global Capital Partners Inc. ("Global") of $625,000 and 2,475,000 warrants of the Company (note 10(d)) for the acquisition of ORMI and A&A and the sale of substantially all of the Company's compactor assets to CWS (note 5). The Global fee has been proportionately allocated between the acquisitions and the disposal.

3. **ACQUISITIONS OF BUSINESSES** Continued)

In addition, the ORMI and A&A vending shareholders may become eligible to receive up to an additional 3,510,000 common shares of the Company based upon the Company achieving defined pre-tax consolidated income targets of $1,000,000 in the Company's 2003 fiscal year, $1,500,000 in the 2004 fiscal year and $2,000,000 in the 2005 fiscal year. Up to 1,170,000 shares will be issued in respect of each year in which the target is achieved. In the event that the target is not achieved, the number of shares to be issued will be reduced proportionately. Any shares not issued is either the first or second year will be carried forward and will be available for issue in a subsequent period.

4. **DISCONTINUED OPERATIONS**

In January 2002, the Company executed an Asset Purchase Agreement (the "Agreement") with Canadian Waste Services Inc. ("CWS") of Mississauga, Ontario to sell the vast majority of its compactor fleet for a cash consideration of slightly in excess of $8,000,000 resulting in a loss of $5,156,861 (note 1 and the sale completed on March 31, 2002 as described in note 5). The results of the sale have been accounted for as a discontinued operation.

	June 30, 2002	July 31, 2001
Revenues from discontinued operations	$5,233,100	$7,491,411
Earnings from discontinued operations (net of taxes)	1,710,371	1,456,129
(Loss) on sale of discontinued operations	(6,875,581)	0
(Loss) earnings from discontinued operations	$(5,165,210)	$1,456,129

Net assets of discontinued operations are summarized as follows:

	June 30, 2002	July 31, 2001
Accounts receivable	$254,234	$771,078
Other current assets	2,884	4,380
Cash, restricted	0	1,000,000
Fixed assets	327	13,099,972
Bank indebtedness	0	(157,712)
Accounts payable and accrued liabilities	(42,637)	(863,404)
Long-term debt and obligation under capital leases (including current portion)	0	(5,084,249)
Net assets of discontinued operation	$214,808	$8,770,065

In July 31, 2001 restricted cash was pledged as security for certain operating leases.

5. FIXED ASSETS

	June 30, 2002			July 31, 2001
	Cost	Accumulated Depreciation	Net	Net
Rental machines	$2,530,359	$773,546	$1,756,813	$14,987,132
Strata unit	191,399	54,506	136,893	143,468
Office furniture, equipment and computers	853,688	607,770	245,918	27,774
Vehicles	2,987,492	2,381,602	605,890	0
Farm equipment	157,145	32,992	124,153	0
Machinery and qu equipment	494,149	360,132	134,017	0
Leasehold improvements	37,817	29,604	8,213	5,116
	7,252,049	4,240,152	3,011,897	15,163,490
Discontinued operations	0	0	0	12,877,909
	$7,252,049	$4,240,152	$3,011,897	$2,285,581

On March 31, 2002 the Company sold a vast majority of the assets to CWS for a cash consideration of slightly in excess of $8,000,000, resulting in a loss of $5,156,861 which includes a portion of the fee paid to Global (note 3). The compactors in Texas, U.S.A. were sold under a separate agreement for a gain of approximately $16,000. The original cost of the assets sold was recorded in the July 31, 2001 consolidated financial statements as $17,476,080 less accumulated depreciation of $4,598,171 or a net of $12,877,909.

6. LICENSE AND OTHER

(a) In March 2000, NCS Environmental Services Limited ("NCS ESL"), a subsidiary of NCS Holdings Limited entered into an intangible asset purchase and sale agreement for the United States ORRS patent and other assets from Organic Resource Technologies International Inc. ("ORTI"). In consideration for these assets, ORTI received 30% of the common shares of NCS ESL and 221, 591 units (each consisting of one common earn-out share and 5.77 share purchase warrants of the Company) at $1.76 per unit. The common shares are held in escrow and will be released at a rate of one unit for each $20.31 cumulative cash flow. Each warrant is exercisable into one common share at $1.76 per share. The acquisitions described in note 6(c) below did not complete before January 15, 2001, and accordingly the licence was written off during the year ended July 31, 2001. ORTI was entitled to acquire the Company's 70% interest in NCS ESL on February 20, 2002 at which time the parties entered into an agreement which extended the relevant dates to December 31, 2003.

6. LICENSE AND OTHER (Continued)

(b) On February 14, 2002, NCS ESL signed a software licence agreement with 1329206 Ontario Inc. ("Softco") a company owned by Charles Buehler, a director of the Company, and Marilyn Buehler, wherein it has obtained an exclusive worldwide license, except for Canada ("Worldwide excluding Canada License"), for the use of a proprietary route optimization and management information software ("software"). The Worldwide excluding Canada license was granted to NCS ESL at a one-time cost of $100. The Worldwide excluding Canada License is for the use of the software in the non-hazardous liquid waste industry anywhere in the world outside of Canada and is exclusive for a period of three years, after which time Softco will have the right to market the software in geographical areas not being serviced by NCS ESL.

On May 31, 2002 the Company signed a second software licence agreement with Softco wherein it has obtained an exclusive Canadian License ("Canadian License") for the use of a proprietary route optimization and management information software ("software"). The Canadian License was granted to the Company at a one-time cost of $100. The Canadian License is for the use of the software in the non-hazardous liquid waste industry anywhere in Canada and is exclusive for a period of three years, after which time Softco will have the right to market the software in geographical areas of Canada that are not being serviced by the Company.

(c) In a prior year, the Company entered into share purchase agreements, to acquire ORMI and A&A. Deposits totalling $100,000 towards these acquisitions were written off during the year ended July 31, 2001. However, acquisitions of the two companies completed on May 31, 2002 (note 3) and the $100,000 previously paid was applied to the purchase price.

(d) On February 20, 2002, the Company signed an exclusive licensing agreement ("the License") with ORTI for ORTI's Canadian patented Direct Land Application/Organic Soil Conditioning Process (the "Process"), with a 15-year, fixed price option to purchase all of the outstanding shares of ORTI (the "Option"). The Option was granted at no cost to the Company. The License is for a 15 year period and is exclusive to the Company for use of the Process throughout Canada. ORMI has perpetual rights to the Process in the province of Ontario at no cost or royalty; the Company has inherited these rights through its purchase of ORMI.

(e) During 1998, the Board of Directors approved a formal plan of disposal of its metal manufacturing division, and two wholly-owned subsidiaries effective October 30, 1998 to SWI Steelworks Inc. (formerly ESC Envirotech Systems Corporation), a Canadian Venture Exchange listed company. Trading common shares of SWI were exchanged for the Company's investment in and advances to these Companies. The purchaser issued 2,467,000 convertible preferred shares at a deemed value of $1.50 per share for $3,700,500 determined by independent valuation and 883,000 performance shares at a deemed value of $1.50 per share for $1,324,500.

6. **LICENSE AND OTHER** (Continued)

The investment in shares of SWI was recorded at cost being the deemed value of the shares received and the book value of the assets disposed of by the Company. The preferred shares are non-voting, bear an 8% non-cumulative dividend and are convertible into shares of SWI at the option of the holder. The book value of the investment at July 31, 2001 was nominal and the investment was written down by $5,134,949 to $1. In September 2001 International Steelwork Inc., ("International") the main operating subsidiary of SWI, became insolvent and was placed in receivership. The Company was liable as guarantor of certain liabilities and lease obligations of International to a maximum of approximately $670,000. During 2002 the Company guarantees for these liabilities and lease obligations were called and the Company paid $670,000. The Company recovered $275,309 during 2002 from the sale of certain International assets and wrote off the difference of $394,691. The Company anticipates being able to recover more. No adjustment for further future recoveries has been recorded in these financial statements which if any, will impact future results of operations.

7. **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

	June 30, 2002	July 31, 2001
Trade payables	$1,857,307	$713,006
Wages payable	258,599	274,004
Dividends accrued on preferred shares	20,000	0
Other	40,621	20,080
Amounts due to related parties (note 12)	862,242	672,611
	$3,038,769	$1,679,701

8. LONG-TERM DEBT

	June 30, 2002	July 31, 2001
Marathon Equipment Company Inc., promissory note payable, repayable in monthly instalments of US $23,160 including interest at 10%, in 55 monthly instalments, the last payment due November 2006, secured by all assets, certain receivables and rental machines.	$1,476,932	$0
Advances from non-affiliated company, Senang Holdings Corp., repayable in monthly instalments of $4,790 including interest at 7%, secured by a charge against certain company vehicles	102,788	0
Royal Bank of Canada mortgages at prime plus 1.50%, repayable in monthly instalments of $1,575 including interest, based on a 20 year amortization, due May 2016, secured by a General Security Agreement over all assets and a collateral first mortgage over strata unit	0	135,333
Royal Bank of Canada loan at prime plus 1.50% loan, repayable in monthly instalments of $625 including interest, based on a 10 year amortization, due May 2006, secured by a General Security Agreement and a collateral first mortgage over strata unit balloon payment at end of 10 years	0	48,937
AT&T Capital Canada Inc. promissory note at 9.522% repayable in monthly instalments of $8,339 including interest, based on a 10 year amortization, due February 2002, secured by a General Security Agreement over certain assets under capital lease	0	28,232
	1,579,720	212,502
Less: Discontinued operations	0	212,502
	1,579,720	0
Less: Current portion	473,317	0
	$1,106,403	$0

Principal due in each of the next five years is as follows:

Year	Amount
2003	$338,523
2004	367,468
2005	349,760
2006	386,384
2007	137,585
	$1,579,720

The 2001 obligation amounts included current and non-current liabilities of discontinued operation.

9. OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum lease payments under capital leases:

	June 30, 2002	July 31, 2001
2002	$0	$2,586,114
2003	47,127	2,430,837
2004	33,448	154,066
2005	33,448	154,066
2006	33,448	144,014
2007	33,448	0
2008	11,201	0
Total minimum lease payments	192,120	5,469,097
Less: Amount representing interest and executory costs	(32,475)	(597,349)
Present value of net minimum lease payments	159,645	4,871,748
Less: Discontinued operation	0	4,871,748
	159,645	0
Less: Current portion	35,901	0
Obligations under capital leases	$123,744	$0

The 2001 obligation amounts included current and non-current liabilities of discontinued operations.

10. CAPITAL STOCK

(a) Authorized
100,000,000 Common voting shares without par value
100,000,000 Preferred shares without par value

(b) Issued
Common shares

	June 30, 2002		July 31, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	21,371,685	$18,445,342	20,812,907	$18,027,042
Issued during period				
Private placement for cash	0	0	277,778	250,000
Options exercised for cash	0	0	281,000	168,300
For acquisition of subsidiaries (note 3)	10,400,000	4,160,000	0	0
Finder's fee	725,000	739,500	0	0
Balance, end of period	32,496,685	23,344,842	21,371,685	18,445,342
Allotted. but not issued for shares of former subsidiaries	0	0	124,839	74,903
Balance, end of period	32,496,685	$23,344,842	21,496,524	$18,520,245

10. **CAPITAL STOCK** (Continued)

Preferred shares

During the 2002 fiscal period the Company's authorized share capital was increased by adding 100,000,000 preferred shares. Redeemable preferred shares were issued as follows on the acquisition of A&A and ORMI (note 3):

	Number of Shares	Amount
12% redeemable preferred shares at a deemed value of $1.00 each	2,000,000	$2,000,000
Non-interest bearing redeemable preferred shares at a deemed value of $1.00 each	900,000	900,000
	2,900,000	$2,900,000

(c) Options outstanding as at June 30, 2002 and July 31, 2001:

	Exercise	Number of Shares	
Expiry Date	Price	June 30, 2002	July 31, 2001
October 6, 2002	$ 0.86	100,000	100,000
June 9, 2003	$ 0.60	75,000	75,000
June 9, 2003	$ 1.07	260,000	260,000
July 28, 2003	$ 0.93	250,000	250,000
August 16, 2003	$ 1.12	100,000	125,000
November 22, 2003	$ 1.10	0	15,000
November 29, 2003	$ 1.16	0	15,000
December 29, 2003	$ 1.76	362,000	362,000
ebruary 21, 2004	$ 3.34	138,000	138,000
March 28, 2004	$ 2.39	425,000	500,000
May 30, 2004	$ 2.59	50,000	120,000
August 2, 2004	$ 2.06	0	100,000
September 14, 2004	$ 2.29	0	25,000
December 12, 2004	$ 1.15	50,000	75,000
February 28, 2005	$ 2.12	100,000	100,000
April 28, 2005	$ 1.20	350,000	350,000
April 25, 2006	$ 0.55	102,333	102,333
June 6, 2006	$ 0.55	114,667	114,667
July 22, 2006	$ 0.63	58,000	58,000
March 24, 2007	$ 0.43	150,000	0
May 24, 2008	$ 0.72	25,000	25,000
June 3, 2007	$ 0.37	150,000	0
		2,860,000	2,910,000

10. CAPITAL STOCK (Continued)

Details of the status of the Company's stock option plans as at June 30, 2002 and July 31, 2001 and changes during the respective periods are as follows:

	June 30, 2002		July 31, 2001	
	Number of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,910,000	$ 1.57	2,840,000	$ 1.47
Granted	300,000	0.40	381,000	0.64
Exercised	0	0.00	(281,000)	0.60
Returned	(350,000)	2.06	(30,000)	2.59
Outstanding, end of period	2,860,000	$ 1.35	2,910,000	$ 1.57

(d) Warrants outstanding

		June 30, 2002	July 31, 2002
Expiry Date	Exercise Price	Number of Shares	Number of Shares
July 30, 2002	$ 2.50 U.S.	50,000	50,000
March 15, 2005 (note 6(a))	$ 1.76	1,278,580	1,278,580
May 31, 2005 (note 3)	$ 0.40	1,000,000	0
May 31, 2005 (note 3)	$ 0.45	825,000	0
May 31, 2005 (note 3)	$ 0.50	650,000	0
		3,803,580	1,328,580

The 50,000 warrants expiring July 30, 2002 expired subsequent to June 30, 2002.

11. COMMITMENT

The Company is committed to pay rent of $4,000 per month to March 30, 2003 to the end of the lease term for a total commitment of $36,000.

12. RELATED PARTY TRANSACTIONS

The following related party transactions are included in the accounts:

	June 30, 2002	July 31, 2001
Management fees charged by directors or their companies	$193,777	$120,993
Interest paid to directors or their companies	68,331	0

Accounts payable and accrued liabilities (note 7) at June 30, 2002 includes $862,242 payable to certain directors or to companies controlled by them in respect to consulting fees, reimbursable expenses and interest. A portion of these liabilities plus a loan of a shareholder are to be settled by issuance of shares at an agreed value of $0.40 per share. The settlement is subject to shareholder approval. The amounts payable are comprised of the following:

Fees	$673,773
Expense reimbursements	120,138
Interest	68,331
Total related party accounts payable	862,242
Shareholder's loan payable	167,000
Total due to related parties	1,029,242
Proposed share settlement (1,637,515 shares at $0.40 per share)	(655,006)
Cash settlement	$374,236

13. FUTURE INCOME TAX

The composition of future income tax assets and liability is as follows:

	June 30, 2002	July 31 2001
Future income tax assets		
Excess of capital cost over net book value of fixed assets at statutory rate	$592,996	$25,351
Loss carryforwards at statutory rate	675,926	1,377,298
Total gross future income tax assets	1,268,922	1,402,649
Less: Valuation allowance	954,422	1,402,649
Net future income tax assets	$314,500	$0

13. FUTURE INCOME TAX (Continued)

	June 30, 2002	July 31, 2001
Future income tax liability		
Excess of net book value over capital cost of fixed assets at statutory rate	$11,000	$0
Net future tax liability	$11,000	$0

The Company believes that realization of a portion of net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

SEC # 82-4222

NATIONAL CHALLENGE SYSTEMS INC.

ANNUAL INFORMATION FORM

Generally, all disclosure is made as of October 31, 2002, unless otherwise indicated.
Financial information is presented as at June 30, 2002.

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE

1.1 Name and Address of Head Office

National Challenge Systems Inc.
3700 Steeles Avenue West
Suite 601
Woodbridge, Ontario
L4L 8K8

Phone: (416) 747-6584
Facsimile: (604) 747-6899

1.2 Incorporation

National Challenge Systems Inc. ("NCS" or the "Company") was incorporated on January 4, 1990 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the *Company Act* (British Columbia). The Company's registered and records offices are located at 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

The Company's shares were listed on the Vancouver Stock Exchange on July 12, 1994 (now the Canadian Venture Exchange) and subsequently on The Toronto Stock Exchange ("NLC") on January 7, 1998 where it now trades exclusively.

At the Company's annual general and special meeting held on October 21, 2002, the shareholders approved the continuation of the Company from incorporation under the *Company Act* (British Columbia) to incorporation under the *Canada Business Corporations Act*, including the approval, ratification and confirmation of the By-Law No. 1 of the Company. As of the date of this Annual Information Form, the continuation has not been effected.

1.3 Subsidiaries

The Company currently has the following wholly owned subsidiaries:

A&A Anderson Tank Service (Vancouver) Ltd. was incorporated under the laws of British Columbia as 352505 BC Ltd. on January 1, 1989 and subsequently changed its name on January 3, 1989 to A&A Anderson Tank Service (Vancouver) Ltd. A&A is in the non-hazardous liquid waste business and picks up, transports and disposes liquid waste. Additionally, it cleans and flushes sewer lines. The Company acquired A&A on May 31, 2002.

National Compactor Rentals Ltd. ("NCR Canada") was incorporated in British Columbia on December 6, 1994 under the *Company Act* (British Columbia). NCR is currently in the process of being dissolved.

National Compactor Rentals (U.S.A.), Inc. ("NCR US") was incorporated on August 22, 1996 under the laws of the State of Washington. NCR US is currently inactive and is in the process of being dissolved.

National Organic Resources Inc. ("NOR"). NOR was incorporated in British Columbia on August 8, 1996 under the *Company Act* (British Columbia). NOR manages and markets the Company's organics program.

NCS Holdings Limited ("Holdings"). Holdings was incorporated in Bermuda on March 4, 1999 for the purpose of continuing the Company from British Columbia to Bermuda. The Company has no plans, at the present time, to initiate this process.

Organic Resource Management Inc. ("ORMI"). On April 30, 1984, Filtrex Sales & Services Ltd. ("Filtrex") was incorporated under the laws of Ontario. On September 30, 1992, its name was changed to Organic Resource Management Inc. ORMI is a non-hazardous liquid organic waste collection, transportation and services provider. The Company acquired ORMI on May 31, 2002. ORMI amalgamated with a former subsidiary of the Company's, National Challenge Systems (Ontario) Inc., on July 1, 2002.

NATIONAL CHALLENGE SYSTEMS INC.					
A&A Anderson Tank Service (Vancouver) Ltd.	National Compactor Rentals Ltd.	National Compactor Rentals (U.S.A.) Inc.	National Organic Resources Inc.	NCS Holdings Limited	Organic Resource Management Inc.
100%	100%	100%	100%	100%	100%

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

The Company commenced operations in January 1990 as a distributor of waste handling and compaction equipment manufactured by Marathon Equipment Company ("Marathon") of Vernon, Alabama. On June 22, 1993, the Company entered into a non-exclusive distributor agreement and was appointed as a distributor of certain products of Marathon. In 1995, the Company signed a contract with Canada Safeway Limited ("Safeway") for the rental of compactors from the Company. The contract, expiring in 2006, covers Safeway's entire fleet of approximately 190 compactors in Canada. The sale to Canadian Waste Services Ltd., referred to below, did not include the compactors rented to Safeway.

In August 1996, the Company began renting equipment to a major U.S. waste hauler, Laidlaw Waste Systems Inc. ("Laidlaw") of Dallas, Texas. Allied Waste North America Inc. ("Allied") of Scottsdale, Arizona subsequently purchased Laidlaw. During the Company's fiscal year ended 2002, National Compactor Rentals (U.S.A.), Inc.'s compactors in Texas were sold to Greenleaf Compaction, Inc. of Scottsdale, Arizona for a gain of approximately $16,000.

Organic Resource Technologies Inc.

In the spring of 1997, the Company commenced investigating the possibility of renting/leasing waste equipment, which was capable of handling non-hazardous, organic waste streams being produced at food-handling facilities (such as grocery stores, hotels, hospitals, restaurants, shopping malls, universities, colleges, large institutions and other establishments where food products are produced, distributed or consumed). During its market research, the Company became aware of Organic Resource Technologies Inc. ("ORTI") and Organic Resource Technologies International Inc. ("OII"), both of which are Ontario-based companies. These companies had applied for US and Canadian patents on a waste handling system that incorporates a processor, which converts organic waste into liquid slurry. They also had applied for patent protection on a process for the Direct Land Application of the resulting slurry as a beneficial soil amendment. The waste handling units, the Organic Resource Recovery System ("ORRS"), provide a solution to food-handling facilities for organic residual management that optimizes on-site handling and storage of organic waste.

In March 2000, NCS Environmental Services Limited ("NCS ESL"), a subsidiary of NCS Holdings Limited, a wholly owned subsidiary of the Company, entered into an intangible asset purchase and sale agreement for the United States ORRS patent and other assets from ORTI. In consideration for these assets, ORTI received 30% of the common shares of NCS ESL and 221, 591 units (each consisting of one common earn-out share and 5.77 share purchase warrants of the Company) at $1.76 per unit. The common shares are held in escrow and will be released at a rate of one unit for each $20.31 cumulative cash flow. Each warrant is exercisable into one common share at $1.76 per share. The acquisitions and financing did not complete before January 15, 2001, and accordingly the licence was written off during the year ended July 31, 2001. ORTI was entitled to acquire the Company's 70% interest in NCS ESL on February 20, 2002 at which time the parties entered into an agreement, which extended the relevant dates to December 31, 2003.

On February 14, 2002, NCS ESL signed a software licence agreement with 1329206 Ontario Inc. ("Softco") a company owned by Charles Buehler, a director of the Company, and Marilyn Buehler, wherein it has obtained an exclusive worldwide license, except for Canada ("Worldwide excluding Canada License"), for the use of a proprietary route optimization and management information software ("software"). The Worldwide excluding Canada license was granted to NCS ESL at a one-time cost of $100. The Worldwide excluding Canada License is for the use of the software in the non-hazardous liquid waste industry anywhere in the world outside of Canada and is exclusive for a period of three years, after which time Softco will have the right to market the software in geographical areas not being serviced by NCS ESL.

On May 31, 2002, the Company signed a second software licence agreement with Softco wherein it has obtained an exclusive Canadian License ("Canadian License") for the use of a proprietary route optimization and management information software ("software"). The Canadian License was granted to the Company at a one-time cost of $100. The Canadian License is for the use of the software in the non-hazardous liquid waste industry anywhere in Canada and is exclusive for a period of three years, after which time Softco will have the right to market the software in geographical areas of Canada that are not being serviced by the Company.

Canadian Waste Services Inc.

On March 31, 1998, the Company concluded a $4.6 million purchase from Canadian Waste Services Inc. ("CWS") of its entire Western Canadian compactor fleet consisting of approximately 686 compactors. On August 4, 1998, the Company completed the $7.0 million acquisition from CWS of approximately 1,475 compactor units located primarily in the Provinces of Ontario and Quebec. In November 1998, the Company purchased net additional 95 compactors from CWS located in the Provinces of Ontario and Quebec for an additional $450,000.

In January 2002, the Company executed an Asset Purchase Agreement (the "Agreement") with CWS to sell the vast majority of compactor fleet located in Western Canadian provinces, Ontario and Quebec for a cash consideration of slightly in excess of $8,000,000 resulting in a loss of $5,156,861. The results of the sale were accounted for as a discontinued operation. The original cost of the assets sold was recorded in the July 31, 2001 consolidated financial statements as $17,476,050 less accumulated depreciation of $4,598,171 for a net of $12,877,909.

The sale to CWS was approved by the shareholders of the Company at is annual general and special meeting held on March 25, 2002 and conclusion of the CWS asset sale took place in March 2002.

SWI Steelworks Inc.

Effective October 30, 1998, the Company disposed of its metal manufacturing division, Superior Metal Products and two wholly-owned subsidiaries to SWI Steelworks Inc. ("SWI") (formerly ESC Envirotech Systems Corporation) for an aggregate purchase price of $5,025,000, determined by independent valuation. SWI issued 2,467,000 convertible preferred shares at a deemed price of $1.50 per share for $3,700,500 and 883,000 common shares (performance) at a deemed value of $1.50 per share for $1,324,500. On October 18, 2001, a Receiving Order was made against International Steelworks Industries Ltd. ('ISI"), a wholly owned subsidiary of SWI, adjudging ISI bankrupt and KPMG Inc. of Vancouver, B.C. was appointed Trustee of the estate. The Company wrote the entire value of its investment in SWI down to $1.00 in July 2001. The Company was liable as guarantor of certain liabilities and lease obligations of ISI to a maximum of approximately $670,000. During 2002, the Company guarantees for these liabilities and lease obligations were called and the Company paid $670,000. The Company recovered $275,309 during 2002 from the sale of certain ISI assets and wrote off the difference of $394,691. The Company anticipates being able to recover more. No adjustment for further future recoveries were recorded in the June 30, 2002 audited financial statements, which if any, will impact future results of operations.

Organic Resource Management Inc. and A&A Anderson Tank Service (Vancouver) Ltd.

In 1997, the Company was introduced to Organic Resource Management Inc. ("ORMI"), an Ontario incorporated company, and A&A Anderson Tank Service (Vancouver) Ltd. ("A&A"), a British Columbia incorporated company, through its relationship with ORTI.

A&A and ORMI operate vacuum truck fleets carrying on the business of providing collection, treatment and disposal services for non-hazardous liquid organic waste.

In September 1999, the Company signed a letter of intent to purchase A&A and ORMI. In February 2000, the Company entered into share purchase agreements with ORMI and A&A subject only to arranging financing. The shareholders of Company approved the purchase of A&A and ORMI at the Annual General Meeting held on December 15, 2000. The resolution passed at that time expired in June 2001, as a result of the Company's inability to arrange adequate financing to complete the proposed acquisitions.

The share purchase agreements with ORMI and A&A were amended on February 14, 2002 and the shareholders of the Company approved the amended terms of the acquisitions on March 25, 2002.

Closing of the acquisitions was affected on May 31, 2002 wherein the Company acquired 100% of the issued and outstanding shares of ORMI and A&A.

The purchase price for ORMI was satisfied by: (i) a cash payment of approximately $1,500,000; (ii) the issuance by the Company of a $200,000 unsecured, non-interest-bearing promissory note payable 120 days from closing (paid); and (iii) the issuance of 8,875,000 common shares, 1,050,000 Preferred Class A Shares, and 900,000 Preferred Class B Shares in the capital of the Company.

The purchase price for A&A was satisfied by: (i) a cash payment of $1,550,000; (ii) the issuance of a $290,000 unsecured, non-interest-bearing promissory note payable within one year from closing; and (iii) the issuance of 1,525,000 common shares, and 950,000 Preferred Class A Shares in the capital of the Company.

The deemed issue price of the Company's common shares that formed part of the purchase price for ORMI and A&A was $0.40 per share.

In addition, the ORMI and A&A vending shareholders may become eligible to receive up to an additional 3,510,000 common shares of the Company based upon the Company achieving defined pre-tax consolidated income targets of $1,000,000 in the Company's 2003 fiscal year, $1,500,000 in the 2004 fiscal year and $2,000,000 in the 2005 fiscal year.

The acquisitions of ORMI and A&A were accounted for using the purchase method of accounting for business combinations. The operations and cash flows of A&A and ORMI for the one-month of June 2002 are included in the Company's June 30, 2002 consolidated financial statements.

Acquisition costs for A&A and ORMI include a finder's fee of 725,000 common shares of the Company issued to Cambridge Capital Limited, a company controlled by F. Michael P. Warren, a director of the Company. Also, included in acquisition costs is a fee paid to Global Capital Partners Inc. ("Global") of $625,000 and 2,475,000 warrants of the Company (the "Global Warrants") for the acquisition of ORMI and A&A and the sale of substantially all of the Company's compactor assets to CWS. The Global Warrants are exercisable on or before May 31, 2005 as follows: 1,000,000 warrants are exercisable at $0.40 per share, 825,000 warrants are exercisable at $0.45 per share and 650,000 warrants are exercisable at $0.50 per share. The Global fee was proportionately allocated between the acquisitions and the disposal.

The Company is now Canada's largest non-hazardous vacuum truck services company with over 5,500 commercial, industrial, institutional and municipal customers in Ontario, Quebec, British Columbia and Alberta.

Competition

The vacuum trucking services provided by A&A and ORMI will continue to face competition. However, ORMI and A&A have been able to repeatedly increase their annual revenues and profitability. The primary competition in the vacuum truck sector is from small independent companies, which tend not to be well capitalized and typically do not have the level of expertise, business systems, depth of management and access to proprietary technology that are resident in ORMI and A&A. ORMI and A&A will derive continuous benefit from their exclusive access to the unique MIS developed by ORMI, patented ORRS slurry collection, the Direct Land Application and decant knowledge.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Prior to March 31, 2002, the Company's primary business was the ownership, rental and distribution of waste compaction, baling and container equipment for disposing of waste, including waste handling equipment for both wet and dry waste, such as compactors, compactor-containers, balers, waste containers and accessories for waste handling equipment.

On March 28, 2002, the Company completed the sale of the majority of its Canadian compactor fleet to Canadian Waste Services Ltd. Effective May 31, 2002 the Company acquired 100% of the issued and outstanding shares of ORMI and A&A. These companies operate vacuum truck fleets carrying on the business of providing collection, treatment and disposal services for non-hazardous liquid organic and other waste.

Background to the Organics Market

The collection, transportation and disposal of organic waste is a large, growing and under-serviced market. Sixty-seven percent[1] of North America's annually discarded waste is comprised of organic materials. At industrial, commercial and institutional ("ICI") waste generators, such as correctional facilities, supermarkets, food processors and restaurants, organic materials can represent 55% to 90%[2] of the total discarded waste stream. However, currently only 2.6% of the 22 million tons of food scraps generated are currently being recovered[3] largely because collection is typically highly inefficient. Inefficient handling results in smelly waste that attracts vermin and flies. Furthermore, organic waste is heavy resulting in the consumption of excess floor space and smaller, frequent collections due to the necessity of having many small toter bins on site to hold this waste.

The US government is targeting to divert 35%[4] of all waste from landfill. This is estimated to result in an increase in food waste recycling from the current 2.6%[5] to 14%, or 5.4 times the currently recycled mass. ORMI and A&A, with (a) the ORRS (see below), (b) its proprietary truck-routing MIS, (c) Direct Land Application system and (d) decant capabilities, bring substantial and proprietary efficiencies to this market and are well-positioned to be recognized as the most efficient service providers.

ORMI and A&A compete in the on-site handling, removal and transportation segment of the organic waste industry. This segment is highly fragmented. It is estimated that approximately 52,000 companies operate in the North American liquid waste collection industry[6] (this number excludes the approximately 10,000 companies engaged in servicing portable toilets). Management estimates that few of these companies have in excess of $1.5 million in annual revenues, most are family-owned and operated, managerially and logistically unsophisticated but tend to operate well-maintained and equipped vacuum trucks and associated equipment.

---

[1] US Environmental Protection Agency, 1998 Waste Generation Report.

[2] Cynthia Greene, US Environmental Protection Agency, unpublished report, March 14, 2001
[3] Cynthia Greene, US Environmental Protection Agency, unpublished report, March 14, 2001
[4] US Environmental Protection Agency, 1998 Waste Generation Report.
[5] US Environmental Protection Agency, 1998 Waste Generation Report.
[6] Tom Rulseh, Cole Publishing Inc., Three Lakes WI.

Organic Resource Management Inc.

ORMI, whose head office is located at 290 Garyray Drive, Weston M9l 1P4, is Canada's largest non-hazardous organic waste vacuum truck service operator. ORMI serves the entire Ontario market and parts of Quebec. ORMI provides superior customer service and low cost solutions to industrial, commercial and institutional customers.

Standards and requirements in non-hazardous waste management continue to intensify. Many municipalities are seeking opportunities to reduce their reliance on landfill disposal. These efforts include the diversion of organic waste from landfill disposal to recycling. A by-product of this evolution is the creation of increasing quantities of organic residuals that require temporary storage at the waste generator's premises, collection, transportation and disposal via recycling.

Temporary storage and collection of many non-hazardous organic wastes is facilitated by the use of interception devices which capture organic waste (fats, oils and greases ("FOG") and food residuals) occurring in wastewater and prevent these wastes from entering the drainage and municipal sewer systems where they would corrode pipes, create blockages and damage sewage treatment plants. Such interceptors, generally known as grease traps, are employed in situations where there is a risk of large amounts of organic waste entering the wastewater stream, including restaurants, cafeterias, grocery stores, institutional kitchens and food processors.

The core services that ORMI provides encompass simple service and transportation procedures that are logistically complex. ORMI's primary business is the collection of FOG from non-hazardous, liquid organic waste generators such as grocery stores, commercial cafeterias, restaurants and conference centres. Once FOG is captured in a grease trap, it is removed by vacuum trucks for disposal.

ORMI also collects liquefied food residuals from non-hazardous, liquid organic waste generators. These residuals are processed on customers' sites, utilizing the patented Organic Resource Recovery System ("ORRS"), and then removed by vacuum trucks for disposal. ORMI satisfies the requirements of a wide variety of customers from small kitchens, which generate 50 litres of waste per month, to large industrial food processors, which generate thousands of litres of waste per day. In addition to grease trap and ORRS servicing, ORMI utilizes its vacuum trucks and sewage expertise to provide additional services to its customers, including drain flushing, video camera inspection of sewage systems, and interceptor installation and replacement.

ORMI is (a) the initial developer of the proprietary and patented ORRS; (b) the developer of a proprietary, state-of-the-art computerized route management and optimisation system; and (c) built and operates a unique decant facility (see below).

ORMI has:

- 14 trucks and 52 staff
- 3,600 institutional, commercial and industrial ("ICI") food service customers
- $8 million annual revenues
- Historic operating margins in excess of 40% with good cash flows
- Over the past 4 years has grown its revenues by 18.3% per annum
- Strong Earnings before Interest, Taxes, Depreciation and Amortization
- More than 17 years of continuous ownership and management experience
- Demonstrated it can satisfy stringent customer service requirements for many years by:

- Delivering weekly scheduled service to more than 800 customer sites across Ontario
- Accessing its customers' premises within narrowly prescribed service time windows
- Providing all registered customers with 24/7 emergency services
- Collecting and disposing waste and leaving customers with odour free, clean sites
- Providing specialized consulting services
- Having the capability to continuously add new customers on a profitable basis into the complexity of existing schedules without having to increase overhead costs.

ORRS

In 1992, ORMI was asked by one of its major grocery-store customers to resolve the problems it was having disposing of its organic waste; namely, pervasive odour, pests, storage space limitations, excessive handling costs and poor security. As a result, ORMI began to develop the precursor to the ORRS units and investigated different ways of disposing of the resultant slurry. ORRS is an on-site waste handling and processing system that converts non-hazardous organic waste into liquid slurry. ORRS provides a unique, low-cost solution for food-handling facilities that optimizes on-site handling and storage of organic waste.

In 1996, ORMI transferred all of its intellectual property and research relating to these activities to Organic Resource Technologies Inc., for the Canadian market and to Organic Resource Technologies International Inc., for the rest of the world so that ORMI could concentrate on its core vacuum truck business.

Direct Land Application

Collected organic waste is typically transported to commercial composting or digesting facilities for treatment. ORTI's patented Direct Land Application program, to which ORMI is the exclusive licensee in the Province of Ontario for the Direct Land Application program without payment of any supplemental fees or royalties. ORMI has been employing this technology for over 10 years under permits issued by the Ontario Ministry of Environment. Direct Land Application provides ORMI with a proprietary and internally controlled option for disposing its collected waste. ORMI is unique in its industry for not being reliant on third parties for waste disposal.

Direct Land Application uses natural soil processes to breakdown and make available the nutrients contained in organic waste, which improves the soil's fertility, thereby enhancing crop growth. ORRS slurry and the other non-hazardous organic resources collected by ORMI are ideal for decomposition when formulations are managed in a proprietary program with ORTI's expert scientific oversight and controls. ORMI, because of its access to the Direct Land Application program, is able to manage the organic waste stream from its point of production through to its collection, transportation and its environmentally beneficial disposal/recovery.

Management Information System

ORMI has developed a proprietary management information and routing system ("MIS") that provides sophisticated route creation and dispatch optimization for its vacuum truck fleet. This spacial map-based optimizer combines customer time-access restrictions, geography, vehicle loading limitations, route distance/time management, service technician/fleet optimization and route costing, thereby optimizing service routes. The emergency dispatch system component provides immediate visual positioning of all service technicians, distances to emergency, remaining workload including route costing and remaining shift time. The software was developed by ORMI and is now owned by 1329206 Ontario Inc. (Softco), a company owned by Charles H. Buehler. National Challenge will have the exclusive license to use the system in Canada, and NCS Environmental Services (see below) will have a similar exclusive license to use the system outside of Canada.

Decant Facility

ORMI operates a unique Ontario Ministry of Environment approved decant facility. This facility removes water, which represents 60% to 80% of total collected volumes, from ORMI's collected waste stream. This volumetric reduction significantly reduces ORMI's transportations and disposal costs. This decant facility has been continuously improved over the past 15 years. To ORMI's knowledge, no other non-hazardous organic waste vacuum truck operator in Canada has developed nor utilizes a decant facility.

A&A Anderson Tank Service (Vancouver) Ltd.

A&A Anderson Tank Service (Vancouver) Ltd, ("A&A") is the largest non-hazardous vacuum truck operator in the Lower Mainland of British Columbia. A&A has been providing vacuum truck services in this market for over 30 years.

A&A provides collection and transportation services of all types of liquid non-hazardous liquid wastes including:

- FOG from non-hazardous, liquid organic waste generators such as grocery stores, commercial cafeterias, restaurants and conference centres;
- Liquid organic waste (including FOG), waste water residuals and processing residuals generated by large food and beverage processing operations;
- Waste waters from catch basins, building sumps and drainage and sewer systems;
- Industrial and Commercial production wash water and residual management
- Municipal and Commercial drain cleaning and maintenance
- Sewage and septage.

At present the only disposal option available in the Lower Mainland for non-hazardous liquid wastes, including FOG and food processing residuals, is delivery to municipal sewage treatment operated by the Greater Vancouver Regional District (GVRD). There are no Decant Facilities in the Lower Mainland. Two years ago the GVRD began implementing mandated grease interceptor maintenance requirements to the food-service industry. At the same time the GVRD began a series of price increases at it's liquid waste receiving facilities, and began charging sewer-use surcharges to large liquid waste generators that discharge high-strength waste water (including FOG and organic residuals) into the sewer system.

In 2001, A&A licensed the MIS from Softco for use in the Lower Mainland, and has completed installation and implementation of the system.

A&A has:

- 21 trucks, all directly owned by A&A,
- 34 employees
- 2,500 Industrial Commercial & Institutional customers
- $4.7 million annual revenues

- Historic operating margins in excess of 40% with good cash flows
- Strong Earnings before Interest, Taxes, Depreciation and Amortization
- More than 32 years of continuous ownership and management experience
- Demonstrated it can satisfy stringent customer service requirements

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Note: The consolidated financial statements reflect the assets and liabilities of all controlled entities at the respective balance sheet dates. Operating results and cash flows include the operations and cash flows of controlled entities for the period from the date when control was acquired. The 2002 operations reflect the Company's continuing business from waste disposal assets owned at June 30, 2002 and the operations of subsidiaries acquired May 31, 2002 for the month of June 2002. The 2001 operations and cash flows are for a twelve-month period. The 2001 comparative figures have been restated to show separately the results and cash flows from operations that were discontinued in the 2002 fiscal year.

The Company's year-end was changed from July 31st to June 30th for the purpose of aligning the year-ends of the Company, Organic Resource Management Inc. ("ORMI") and A&A Anderson Tank Service (Vancouver) Ltd. ("A&A"). The June 30, 2002 audited financial statements include 11 months of operations for the continuing compactor rental business in western Canada, one month of operations for ORMI and A&A, companies that the Company acquired on May 30, 2002; and the results of the discontinued compactor rental business that was divested in March 2002.

For information regarding discontinued operations, significant acquisition or dispositions and major changes in the direction of the business, please refer to Items 2 and 3 herein.

4.1 Annual Information

The following table sets out certain selected financial information for the fiscal years ending 12 months July 31 2000 and 2001 and the fiscal year ended 11 months June 30, 2002:

	2002	2001	2000
Rental Revenue	$422,306	$6,021,477	$6,312,277
Sales & Service Revenue	214,252	2,062,900	1,633,644
Non-hazardous vacuum services	966,288	--	--
Cost of Goods Sold	628,548	1,331,838	861,117
Service & Repair Costs	11,568	1,021,256	1,004,150
Sales, General, Administrative and Other Expenses (2002 includes loss from discontinued operations)	6,918,465	4,754,945	5,078,967
Net Income (Loss)	(5,955,735)	(7,839,152)	(301,066)
Working Capital (Deficiency)	(1,730,059)	(2,998,075)	(1,172,055)
Accounts Receivable	1,945,990	979,800	864,654
Fixed Assets (1)	3,011897	15,403,890	14,529,953
Obligations Under Capital Lease (2)	159,645	3,871,748	5,885,410
Long Term Debt	1,273,403	212,502	275,329

	2002	2001	2000
Preferred shares	2,900,000	--	--
Shareholders' Equity			
Dollar Amount	8,456,506	9,587,644	17,008,496
Number of Securities (3)	22,337,781	21,131,441	20,387,908
Basic Earnings (Loss) Per Share	(0.266)	(0.371)	(0.015)

(1) 2001/2000 figures include inventory previously classified as current assets.
(2) Fiscal 2000 and 2001 are net of $1,000,000 collateral deposit.
(3) Weighted average number of shares outstanding

4.2 Dividends

The Company has never paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the forseeable future. There is no restriction, which prevents the Company from paying dividends.

ITEM 5 MANAGEMENT'S DISCUSSION & ANALYSIS

General

NCS recently completed a major reorganization and change of corporate focus. Prior to April 2002, the Company was primarily in the business of selling and renting solid waste compactors and bailers. On February 1, 2002, NCS sold its U.S. fleet of 11 compactors to Greenleaf Corp. of Texas for cash proceeds of US$100,000. On March 28 2002, NCS sold approximately 90% of its Canadian compactor fleet to Canadian Waste Services Inc. of Burlington, Ontario for cash proceeds slightly in excess of $8,000,000. NCS' remaining 193 compactors are rented directly to a large western Canadian grocery chain under a five-year contract.

On March 6, 2002, NCS raised $1,600,000 by way of a capital lease, secured by these 193 remaining compactors, from Marathon Equipment Company, Inc. ("Marathon") of Birmingham Alabama, a leading manufacturer of waste compactors. Marathon will receive all the rental revenue under the five-year contract while NCS retains the revenue and profit from a five-year maintenance agreement. NCS believes that the profit from this maintenance agreement will not have a significant affect on the Company's operations.

The proceeds from these compactor sales and financing have been used to repay funded debt, finance working capital and assist with the acquisitions of Organic Resource Management Inc. ("ORMI") of Toronto, Ontario and A&A Anderson Tank Service (Vancouver) Ltd. ("A&A") of Richmond, B.C. These acquisitions closed May 31, 2002. With these changes, NCS' new focus is the non-hazardous vacuum truck and related services industry. Furthermore, the Company changed the date of its fiscal year end from July 31st to June 30th.

Quarterly Information

The following table sets out certain financial information for each of the seven fiscal quarters up to and including April 30, 2002 and for the two months ended June 30, 2002. Prior to June 30, 2002, the financial information reflects the results of the Company's previous activities, namely the ownership, rental and distribution of waste compaction, bailing and container equipment for disposing of waste. The financial information for the two months ended June 30, 2002 includes one month of operations of ORMI and A&A and two months of operations under the five-year agreement related to the 193 compactors that were financed with Marathon as well as sales and rentals of organic resource recovery system units ("ORRS"), associated expenses and period costs. Due to the significant change in operations and the separate accounting for discontinued operations, Management believes that no meaningful trend analysis can be made:

	June 2002	April 2002	January 2002	October 2001	July 2001	April 2001	January 2001	October 2000
Total Revenues	$1,191,233	$1,217,730	$2,044,977	$2,382,006	$ 8,084,377	$6,153,899	$4,034,261	$2,059,992
Net Income (Loss)	$ 645,814	($6,981,209)	$ 21,493	$ 358,167	($7,839,152)	$ 780,421	$ 562,526	$ 228,733
Net Income – Per Share	$0.043	$(0.327)	$0.001	$0.017	($0.371)	$0.037	$0.013	$0.011

Liquidity and Capital Resources

Revenues

For the 11 months ended June 30, 2002, the Company generated a total of $1,602,846 of revenue from continuing operations. The quarterly figures above include both continuing and discontinued operations. Revenues from non-hazardous vacuum truck services totalled $966,288, representing one month of these operations. Revenues from the rental of the remaining 193 waste compactors and the rental of ORRS totalled $422,306, and sales and maintenance of waste compactors and ORRS units generated $214,252.

Working Capital

The Company had current assets as at June 30, 2002 of $3,236,570. Current assets include cash, accounts receivable, inventory and prepaid expenses. The most significant of these current assets are accounts receivable, which consist primarily of amounts owing from customers in the ordinary course for the provision of vacuum truck services. Current liabilities totalled $4,966,629. Current liabilities include line of credit, accounts payable and accrued liabilities, income taxes payable, short-term promissory note payable, current portion of long term debt and the current portion of obligations under capital leases. The most significant of these current liabilities are accounts payable and accrued liabilities, which consist primarily of amounts owing to trade suppliers in the ordinary course for goods and services that primarily support the company's provision of vacuum truck services. Of these current liabilities, $862,242 is owing to related parties and, subject to shareholder approval, $655,006 will be satisfied by way of the issuance of 1,637,513 common shares in the Company at $0.40 per share. Furthermore, Management is intending to lease finance certain of the Company's vehicles, which are presently financed through current debt. These two initiatives will enhance NCS' working capital position.

Net Income

Net loss for the 11-month period ended June 30, 2002 was $5,955,735. This loss consisted of a net loss on continuing operations of $790,525 and a net loss on discontinued operations of $5,165,210. The loss from continuing operations was due to the inclusion of 11 months of cost items, such as consulting and professional fees, investor relations, regulatory and promotion expenses, but only 11 months of revenues from the rental, sale and maintenance of the 193 waste compactors and ORRS units and one month of vacuum truck services operations.

Income Taxes

The Company recognized a future income tax recovery of $285,120, which reduced the net loss for the period. The Company recognized gross future income tax assets of $1,268,922, which, after an allowance for valuation of $954,422, result in net future income tax assets $314,500. The Company also recognized a net future tax liability of $11,000. The realization of these future tax assets is dependent on the generation of future taxable income during the periods in which temporary differences become deductible. Management believes that the Company will be able to realize some or all of these future tax assets.

Credit Facilities

The Company has a $1 million operating line with The Bank of Nova Scotia, secured by a first charge on substantially all the Company's assets, other than the remaining waste compactors and their related accounts receivable, which are separately financed under a promissory note to Marathon Equipment Corporation. This line of credit is used primarily for financing working capital. Management believes that the Company's capital expenditure requirements are not significant and that this line of credit is sufficient for the Company's current needs. Management intends to raise additional lines of credit to assist with the financing of future acquisitions and expenditures as required.

Results of Operations

The Company is in the non-hazardous vacuum truck and related services industry. Trucks performing scheduled vacuum truck services are routed in advance on a daily basis. The drivers are provided with their services route prior to leaving the Company's premises and proceed to the customers' premises according to the pre-arranged routing schedule. The vehicles arrive at the customer's premises where they remove liquid organic waste, other non-hazardous materials or perform other related services. These materials are disposed of or recycled according to approved methods.

Customers typically receive service four to 13 times a year. The Company generates revenues primarily from receiving payment subsequent to the delivery of vacuum truck and related services at the pre-arranged pricing determined by each customer's agreement. The Company's costs include the costs of operating and financing the vacuum truck vehicles, direct and indirect labour, waste disposal charges, rent on office space, sales and administration.

Management is not aware of any developments, trends or changes in the relationship of costs to revenues that would materially impair the ability of the Company to generate revenues and cash flow in the future. It is the Company's policy to increase its billing rates to offset increases in costs due to inflation.

ITEM 6 MARKET FOR SECURITIES

The Company's shares were initially listed on the Vancouver Stock Exchange and on January 7, 1998 became listed on The Toronto Stock Exchange where they now trade exclusively. The trading symbol for the Company's common shares is NLC.

ITEM 7 DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, principal occupation within the five preceding years and other stated information with respect to each current Director and Officer of the Company as at the date of this Annual Information Form. The term of office of each of the present directors expires immediately prior to the election of directors at the Company's Annual General Meeting. The last Annual General Meeting was held on October 21, 2002.

Name and Municipality Of Residence	Principal Occupation	Office with Corporation	Director Since/Expire	Percentage of Issued Common Shares
Dr. Robert A. Bandeen Toronto, Ontario	President and Director of Cluny Corporation; former President of Crownex Inc.; former Chairman, President and Chief Executive Officer of Crown Life Insurance Company and President and Chief Executive Officer of Canadian National Railways; Presently, director of Greyvest Financial and Clarke Inc.	Chairman of the Board and Director	June 4/98 Next Annual General Meeting	.154%
Charles H. Buehler Etobicoke, Ontario	President and founder of Organic Resource Management Inc.	Chief Executive Officer and Director	April 28, 2000 Next Annual General Meeting	27.9%
Douglas M. Carruthers Waterloo, Ontario	President and Chief Executive Officer of the Company from April 28, 2000 to present; President of Organic Resource Technologies Inc.; Consultant to solid waste industry since 1980	President and Director	April 28, 2000 Next Annual General Meeting	.816%

Donald R. Carse, Jr. London, England	May 1, 2000 to March 25, 2002, Chief Financial Officer of National Challenge Systems Inc.; January 1999 to May 2000, Vice-President, Corporate Development of the Company; worked for 25 years with investment, commercial and development banks in the U.S. and overseas	Director	March 25, 2002 Next Annual General Meeting	.154%
Frank Facto Toronto, Ontario	Over 20 years experience in the Human Resources and Procurement professions; currently, Senior Human Resources Consultant for The City of Toronto. Former President and director of the Toronto Municipal Credit Union	Director	May 31, 2002 Next Annual General Meeting	.025%
Martin Fallick, Toronto, Ontario	Director: Canadian Sales Agency Limited (since Feb. 1986), Monterey Transportation Limited (since Aug. 1986), Allied International Marketing, Inc. (since Dec. 1997); former President, Fairway Canadian Express, Vice President Sales, Direct Transport (1983-1986), Canadian General Sales Manager, Canadian Pacific Express; over 45 years of experience in all modes of transportation and storage throughout North America, Asia and Europe	Director	March 25, 2002 Next Annual General Meeting	.188%
Stephen Tull Delta, B.C.	Dispatch Manager, A&A Anderson Tank Service (Vancouver) Ltd.	Director	May 31, 2002 Next Annual General Meeting	3.08%
F. Michael P. Warren, Q.C. Anguilla, B.W.I.	Chairman of Warren Capital Limited; Former Chairman and founder of International Murex Technologies Corporation, a medical diagnostics Company, until its sale in March, 1998 and, Previously, a partner of the firm Owen, Bird, Barristers and Solicitors, Vancouver, B.C.	Director	November 30, 1998 Next Annual General Meeting	4.03%
Beverly J. Bullock Surrey, B.C.	President of Vanwest Administrative Services Ltd., a private consulting company	Corporate Secretary	N/A	N/A

(1) In addition to the shares owned by each of Charles Buehler and Douglas Carruthers, 45,000 shares are registered in Organic Resource Technologies Inc. (owned each as to 1/3) and 514,958 shares are registered in Organic Resource Technologies International Inc. (owned each as to 1/3)

The Board currently has an Audit Committee, composed entirely of unrelated directors and a Compensation Committee composed of a majority of unrelated directors. The current members of the Audit Committee are: Donald R. Carse, Jr. (Chairman), Martin Fallick and Frank Facto. The current members of the Compensation Committee are: F. Michael P. Warren (Chairman), Charles H. Buehler, Robert A. Bandeen and Frank Facto.

Charles H. Buehler, who beneficially owns, directly or indirectly, or exercises control or direction over 9,079,525 common shares, representing approximately 27.9% of the issued and outstanding common shares of the Company, is the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, and the principal holders of National Challenge's securities, options to purchase securities and interests of insiders in material transactions, as applicable, are contained in the information circular of National Challenge dated September 12, 2002 which was prepared and mailed to shareholders prior to its annual general and special meeting of shareholders held on October 21, 2002. Additional financial information is provided in National Challenge's comparative Financial Statements as at June 30, 2002 and in its quarterly reports for the periods ended April 30, 2002, January 31, 2002 and October 31, 2001.

The comparative financial statements may be obtained upon request in writing to. The President, National Challenge Systems Inc., 3700 Steeles Avenue West, Suite 601, Woodbridge, Ontario, L4L 8K8.

SEC # 82-4222

NATIONAL CHALLENGE SYSTEMS INC.

Consolidated Financial Statements
December 31, 2002
(Unaudited -Prepared by Management)

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Balance Sheet
December 31, 2002
(Unaudited - Prepared by Management)

	December 31, 2002	June 30, 2002
Assets		(Note 2)
Current		
Cash	$ -	$ 823,848
Accounts receivable	1,849,996	2,200,224
Inventory	132,044	126,661
Prepaid expenses	260,652	85,837
	2,242,692	3,236,570
Future Income Tax Asset	314,500	314,500
Capital Assets, Note 4	2,919,884	3,012,224
Deferred Costs	48,202	35,168
License and Other	3,000	3,000
Goodwill	11,156,505	11,129,820
	$ 16,684,783	$ 17,731,282
Liabilities		
Current		
Bank of indebtedness	$ 270,150	$ -
Line of credit	625,000	790,000
Accounts payable and accrued liabilities	2,014,144	3,081,406
Income taxes payable	76,890	96,005
Short-term promissory notes payable	90,000	490,000
Current portion of long-term debt, Note 5	367,679	473,317
Current portion of obligations under capital leases	23,702	35,901
	3,467,565	4,966,629
Long-Term Debt, Note 5	1,111,503	1,106,403
Obligations Under Capital Leases	106,891	123,744
Shareholder's Loan	-	167,000
Future Income Tax Liability	11,000	11,000
12% Redeemable Preferred Shares	2,000,000	2,000,000
Non-Interest Bearing Redeemable Preferred Shares	900,000	900,000
	7,596,959	9,274,776
Shareholders' Equity		
Capital Stock, Note 6	23,649,416	23,344,842
Deficit	(14,561,592)	(14,888,336)
	9,087,824	8,456,506
	$ 16,684,783	$ 17,731,282

See notes to consolidated financial statements.

NATIONAL CHALLENGE SYSTEMS INC.

Consolidated Statement of Operations and Deficit

Six Months and Three Months Ended December 31, 2002 and January 31, 2002

(Unaudited - Prepared by Management)

	Dec. 31, 2002 (6 months)	Jan. 31, 2002 (6 months)	Dec. 31, 2002 (3 months)	Jan. 31, 2002 (3 months)
Revenues				
Non-hazardous vacuum services	$ 6,469,750	$ -	$ 3,297,175	$ -
Rental	254,471	2,879,599	128,037	1,332,352
Sales	106,116	1,410,698	51,724	675,798
Service and other	29,024	136,686	18,849	36,827
	6,869,361	4,426,983	3,495,785	2,044,977
Operating Expenses				
Vacuum services operating expenses	4,035,808	-	2,016,103	-
Wages, salaries and benefits	1,148,364	391,813	609,872	201,359
Office, occupancy and miscellaneous	408,441	201,765	210,632	81,599
Depreciation and amortization	237,424	645,514	141,693	322,757
Cost of goods sold	121,607	847,482	39,783	396,582
Consulting and professional fees	175,760	657,609	112,389	350,978
Interest on debt and capital leases	120,524	241,512	65,050	121,665
Advertising	65,602	-	17,979	-
Travel and automotive	63,474	56,124	27,644	42,519
Investor relations, regulatory and promotion	54,457	34,725	36,294	28,223
Other expenses	20,167	-	7,132	-
Equipment rentals	-	254,610	-	127,305
Capital Tax	-	57,533	-	30,319
Service and repairs	-	625,960	-	284,148
Loss (Gain) on Sale of Assets, Note 7	(122,213)	32,676	(120,085)	36,030
	6,329,415	4,047,323	3,164,486	2,023,484
Operating Income	529,946	379,660	331,299	21,493
Other Items				
Foreign exchange loss (gain)	37,625		(24,487)	
Interest expense on preferred shares	120,000		60,000	
	157,625	-	35,513	-
Net Earnings for the Period	372,321	379,660	295,786	21,493
Deficit, Beginning of Period	(14,888,336)	(8,932,601)	(14,857,378)	(8,574,434)
	(14,516,015)		(14,561,592)	
Prior period adjustment, Note 8	(45,577)		-	
Deficit, End of Period	(14,561,592)	(8,552,941)	(14,561,592)	(8,552,941)
Income Per Share - Basic	$ 0.0114	$ 0.0178	$ 0.0091	$ 0.0010
Weighted Average Number of Shares Outstanding	32,552,388	21,371,685	32,608,092	21,371,685

See notes to consolidated financial statements.

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Statements of Cash Flows
Periods Ended December 31, 2002 and January 31, 2002
(Unaudited - Prepared by Management)

	Six Months Dec. 31, 2002	Six Months Jan. 31, 2002	Three Months Dec. 31, 2002	Three Months Jan. 31, 2002
Operating Activities				
Net income for period	$ 372,321	$ 379,660	$ 295,786	$ 21,493
Items not involving cash				
Depreciation and amortization	237,424	645,514	141,693	322,757
Loss (Gain) on disposal of capital assets	(122,213)	32,676	(120,085)	36,030
Prior Period Adjustment	(45,577)	-	-	-
	441,955	1,057,850	317,394	380,280
Changes in Non-Cash Working Capital				
Accounts receivable	350,228	(96,151)	179,152	105,657
Inventory	(5,383)	79,346	20,201	48,277
Prepaid expenses	(174,815)	(13,112)	(102,056)	(24,547)
Accounts payable and accrued liabilities	(1,067,262)	882,772	(455,487)	434,572
Income tax	(19,115)	-	-	-
	(916,347)	852,855	(358,190)	563,959
Cash Provided by (Used in) Operating Activities	(474,392)	1,910,705	(40,796)	944,239
Investing Activities				
Acquisition of capital assets	(148,766)	(562,844)	(120,396)	(251,979)
Deferred costs	(13,034)	(119,999)	(13,034)	(119,999)
Purchase price adjustment on acquisitions	(26,685)	-	(148,685)	-
Proceeds on disposal of capital assets	125,895	-	99,704	(22,515)
Cash Used in Investing Activities	(62,590)	(682,843)	(182,411)	(394,493)
		-		-
Financing Activities				
TSX listing fees charged to share capital	(68,137)	-	-	-
Issuance of common shares	372,711	-	372,711	-
Promissory note	(400,000)	-	-	-
Capital lease repayments	(29,052)	(1,186,400)	(13,104)	(615,589)
Long term debt	(100,538)	(35,770)	(47,529)	(19,186)
Shareholder's loan	(167,000)	167,000	(167,000)	-
Cash Provided By (Used in) Financing Activities	(392,016)	(1,055,170)	145,078	(634,775)
Inflow (Outflow) of Cash	(928,998)	172,692	(78,129)	(85,029)
Cash (Bank Indebtedness), Beginning of Period	33,848	850,717	(817,021)	1,108,438
Cash (Bank Indebtedness), End of Period	$ (895,150)	$ 1,023,409	$ (895,150)	$ 1,023,409
Represented by				
Cash, unrestricted	$ -	$ 61,342	$ -	$ -
Cash, restricted		1,000,000		-
Funds held in trust		155,300		-
Bank indebtedness	(270,150)		(270,150)	
Line of Credit	(625,000)	(193,233)	(625,000)	-
	$ (895,150)	$ 1,023,409	$ (895,150)	$ -
Supplemental Cash Flow Information				
Interest paid on continuing operation	$ 120,524	$ 241,512	$ 65,050	$ 121,665

See notes to consolidated financial statements.

NATIONAL CHALLENGE SYSTEMS INC.
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited - Prepared by Management)

1. **Nature of business**

The primary operations of the company consist of operating vacuum truck fleets that provide collection, treatment and disposal services for non-hazardous liquid organic waste and related services. Prior to March 31, 2002, the company's primary business was the ownership, rental, and distribution of waste compaction, baling and container equipment for disposing of waste.

The company changed its fiscal year-end from July 31 to June 30 effective June 30, 2002. As such, the comparative figures presented in these unaudited interim consolidated financial statements are for the year ended June 30, 2002 and for the three month period ended January 31, 2002.

National Challenge Systems Inc. prepares its financial statements in accordance with Canadian generally accepted accounting principles.

2. **Comparative figures**

The company has restated its comparative balance sheet as at June 30, 2002 to remove the reference to discontinued operations.

The table below discloses the changes and their effect on the balance sheet:

	As previously stated	Increase (decrease)	As restated
Accounts receivable	$ 1,945,990	$ 254,234	$ 2,200,224
Prepaid expenses	82,953	2,884	85,837
Current assets of discontinued operations	257,118	(257,118)	-
Capital assets	-	327	327
Non-current assets of discontinued operations	327	(327)	-
Accounts payable and accrued liabilities	3,038,769	42,637	3,081,406

3. ***Significant accounting policies***

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the eleven month period ended June 30, 2002

The unaudited interim consolidated financial statements reflect adjustments consisting of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the company as of December 31, 2002 and the results of its operations and cash flows for the periods ended December 31, 2002 and the periods ended January 31, 2002.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except for the following:

a) Goodwill, business combinations and intangible assets

The Canadian Institute of Chartered Accountants (CICA) issued handbook sections 1581 (business combinations) and 3062 (goodwill and other intangible assets). These standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. As well, these standards specify the criteria for distinguishing and reporting intangible assets apart from goodwill.

Although there have been some small additional transaction expenses added to the acquisition costs since June 30, there has been no change in Management's view of the carrying value of goodwill as at December 31, 2002.

b) Stock-based compensation plan

Effective July 1, 2002 the company adopted, on a prospective basis, the new recommendations of Section 3870 of the CICA handbook with respect to stock-based compensation. The company has chosen to continue using the intrinsic value method to record the stock options granted and therefore the recommendations have had no effect on the consolidated balance sheet and the net income. The company has not issued any new compensation options in the six-month period ended December 31, 2002 and therefore, no pro forma information is required.

4. Capital Assets

		Dec. 31, 2002		June 30, 2002
	Cost	Accumulated Amortization	Net	Net
Rental machines	$ 2,495,255	$ 856,709	$ 1,638,546	$ 1,756,813
Strata unit	191,400	57,929	133,471	136,893
Office furniture, equipment and computers	928,825	640,541	288,284	246,245
Vehicles	2,950,806	2,389,039	561,767	605,890
Farm equipment	157,145	45,408	111,737	124,153
Machinery and equipment	544,640	375,785	168,855	134,017
Leasehold improvements	49,083	31,859	17,224	8,213
	$ 7,317,154	$ 4,397,270	$ 2,919,884	$ 3,012,224

5. Long-Term Debt

The company's Long-Term Debt is predominately a promissory note repayable in monthly Installments of $23,160 US dollars per month, including interest at 10%, to Marathon Equipment Corporation. As at December 31, 2002 the outstanding balance in US dollars was $881,942. For accounting purposes, at the end of each reporting period the outstanding principle must be translated into Canadian dollars at the rate of exchange at the Balance Sheet date. For the quarter ended December 31, 2002, this translation resulted in an unrealized foreign exchange gain of $17,646.

6. Capital stock

The company was assessed an additional listing fee of $68,137 by the Toronto Stock Exchange for the shares issued in June 2002. This amount was charged against Capital Stock in the first quarter ended September 30, 2002. During December, 2002, the company issued 931,766 common shares to satisfy amounts owing to certain directors or companies controlled by them pursuant to the detail of the transaction presented in note 12 to the consolidated financial statements as at June 30, 2002. As a result of the issuance of shares, Capital Stock was increased by $372,707.

As a result of last year's acquisitions and pursuant to a shareholder resolution passed at the Company's 2002 Annual General Meeting on October 21, 2002, three insiders of the Company, Douglas M Carruthers, Floyd A. Wandler and John T. Ramsay agreed to the cancellation of their existing options and concurrently the Board agreed to grant them new options on the terms detailed below.

Optionee	Options Cancelled	Exercise Price	New Options Granted	New Exercise Price	New Award Date	New Expiry Date
Carruthers	175,000	$1.20				
			300,000	$0.30	Oct. 21, 2002	Oct. 21, 2007
Wandler	260,000	$1.07				
	362,000	$1.76				
	138,000	$3.34				
			50,000	$0.40	Oct. 21, 2002	Oct. 21, 2003
Ramsay	75,000	$1.12				
			50,000	$0.40	Oct. 21, 2002	Oct. 21, 2003
Totals	1,010,000		400,000			

7. Gain On Sale of Assets

During the latest quarter the company received the final payment of $328,481 from Canadian Waste Services concerning the sale of the company's solid waste compactors last year. The payment was recorded as receipt in full against receivables of $220,046 and a recovery of $108,435 on the originally recorded loss from the disposition. In addition, two trucks were disposed of during the six-month period ended Dec. 31, 2002, resulting in a further gain of $13,778.

8. Prior Period Adjustment

As a result of an accounting error during the previous year-end consolidation, professional fees were understated by $45,577.

9. Subsequent event

On January 13, 2003 the company issued 705,748 common shares for $282,299 to satisfy amounts owing to certain directors or companies controlled by them pursuant to the detail of the transaction presented in note 12 to the consolidated financial statements as at June 30, 2002.

SEC # 82-4222

NATIONAL CHALLENGE SYSTEMS INC.

Consolidated Financial Statements
September 30, 2002
(Unaudited -Prepared by Management)

INDEX | **Page**

Consolidated Financial Statements

NATIONAL CHALLENGE SYSTEMS INC.

Consolidated Balance Sheets
Sept. 30, 2002
(Unaudited - Prepared by Management)

	Sept. 30, 2002	June 30, 2002
Assets		
Current		
Cash	$ -	$ 823,848
Accounts receivable	2,029,148	1,945,990
Inventory	152,245	126,661
Prepaid expenses	158,596	82,953
Current assets of discontinued operations	-	257,118
	2,339,989	3,236,570
Future Income Tax Asset	314,500	314,500
Fixed, Note 3	2,920,806	3,011,897
Deferred Costs	35,168	35,168
License and Other	3,000	3,000
Goodwill	11,129,820	11,129,820
Non-Current Assets of Discontinued Operations	-	327
	$ 16,743,283	$ 17,731,282
Liabilities		
Current		
Bank of indebtedness	$ 817,021	$ 790,000
Accounts payable and accrued liabilities	2,591,631	3,038,769
Income taxes payable	76,890	96,005
Short-term promissory notes payable	90,000	490,000
Current portion of long-term debt, Note 4	360,428	473,317
Current portion of obligations under capital leases	26,841	35,901
Current liabilities of discontinued operations	-	42,637
	3,962,811	4,966,629
Long-Term Debt, Note 4	1,166,285	1,106,403
Obligations Under Capital Leases	116,856	123,744
Shareholder's Loan	167,000	167,000
Future Income Tax Liability	11,000	11,000
12% Redeemable Preferred Shares	2,000,000	2,000,000
Non-Interest Bearing Redeemable Preferred Shares	900,000	900,000
	8,323,952	9,274,776
Shareholders' Equity		
Capital Stock, Note 5	23,276,708	23,344,842
Deficit	(14,857,377)	(14,888,336)
	8,419,331	8,456,506
	$ 16,743,283	$ 17,731,282

Approved on behalf of the board:

"Charles H. Buehler"	"Douglas M. Carruthers"
Director	Director
Charles H. Buehler	Douglas M. Carruthers

See notes to consolidated financial statements.

	Sept. 30, 2002 (3 months)	Oct. 31, 2001 (3 months)
Revenues		
Non-hazardous vacuum services	$ 3,172,575	$ -
Rental	126,434	1,511,948
Sales	54,392	734,899
Service and other	10,175	99,859
	3,363,576	2,346,706
Operating Expenses		
Vacuum services operating expenses	2,019,705	-
Wages, salaries and benefits	538,492	190,454
Office, occupancy and miscellaneous	197,808	120,165
Depreciation and amortization	95,731	322,757
Cost of goods sold	81,824	450,900
Consulting and professional fees	63,371	306,631
Interest on long-term debt and capital leases	55,474	119,847
Advertising	47,623	-
Travel and automotive	35,830	13,605
Investor relations, regulatory and promotion	18,163	6,502
Other expenses	13,035	-
Equipment rentals	-	127,305
Capital Tax	-	27,214
Service and repairs	-	341,812
Gain on Sale of Assets	(2,128)	(3,354)
	3,164,930	2,023,838
Operating Income	198,648	322,868
Other Items		
Foreign exchange loss	62,112	-
Interest expense on preferred shares	60,000	-
	122,112	-
Net Earnings for the Period	76,535	322,868
Deficit, Beginning of Period	(14,888,336)	(8,932,601)
	(14,811,801)	(8,609,733)
Prior period adjustment, Note 6	(45,577)	-
Deficit, End of Period	(14,857,378)	(8,609,733)
Income Per Share - Basic	$ 0.0024	$ 0.0151
Weighted Average Number of Shares Outstanding	32,496,685	21,371,685

See notes to consolidated financial statements.

Three Months Ended Sept. 30, 2002 and Oct. 31, 2001
(Unaudited - Prepared by Management)

	Sept. 30, 2002 (3 months)	Oct. 31, 2001 (3 months)
Operating Activities		
Net income for period	$ 76,536	$ 322,868
Items not involving cash		
Depreciation and amortization	95,731	322,757
Loss on disposal of fixed assets	(2,128)	(3,354)
Prior Period Adjustment	(45,577)	-
Operating Cash Flow	124,562	642,271
Changes in Non-Cash Working Capital		
Accounts receivable	(83,158)	(166,508)
Inventory	(25,584)	31,072
Prepaid expenses	(75,643)	11,435
Current assets of discontinued operations	257,118	-
Accounts payable and accrued liabilities	(447,138)	448,199
Current liabilities of discontinued operations	(42,637)	-
Income tax	(19,115)	-
Net Cash Provided by Operating Activities	(436,157)	324,198
	(311,595)	966,469
Investing Activities		
Acquisition of fixed assets	(28,369)	(310,865)
Deferred costs	-	-
Acquisition of subsidiaries	-	-
Payment for SWI bankruptcy, net	-	-
Proceeds on disposal of fixed assets	26,185	22,515
Net Cash Used in Investing Activities	(2,183)	(288,350)
		-
Financing Activities		
Stock exchange listing fees charged to share capital	(68,134)	-
Promissory note	(400,000)	-
Capital lease repayments	(15,948)	(570,812)
Long term debt	(53,009)	(16,584)
Shareholder's loan	-	167,000
Net Cash Used in Financing Activities	(537,091)	(420,396)
Inflow (Outflow) of Cash	(850,869)	257,723
Cash, Beginning of Period	33,848	850,717
Cash, End of Period	$ (817,021)	$ 1,108,440
Represented by		
Cash, unrestricted	$ -	$ 57,831
Cash, restricted	-	1,000,000
Funds held in trust	-	155,300
Bank indebtedness	(817,021)	(104,691)
	$ (817,021)	$ 1,108,440
Supplemental Cash Flow Information		
Interest paid	$ 55,474	$ 119,847

See notes to consolidated financial statements.

1) Nature of business

The primary operations of the company consist of operating vacuum truck fleets that provide collection, treatment and disposal services for non-hazardous liquid organic waste and related services. Prior to March 31, 2002, the company's primary business was the ownership, rental, and distribution of waste compaction, baling and container equipment for disposing of waste.

The company changed its fiscal year-end from July 31 to June 30 effective June 30, 2002. As such, the comparative figures presented in these unaudited interim consolidated financial statements are for the year ended June 30, 2002 and for the three month period ended October 31, 2001.

National Challenge Systems Inc. prepares its financial statements in accordance with Canadian generally accepted accounting principles.

2) Significant accounting policies

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the eleven month period ended June 30, 2002

The unaudited interim consolidated financial statements reflect adjustments consisting of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the company as of September 30, 2002 and the results of its operations and cash flows for the three months ended September 30, 2002 and the three months ended October 31, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except for the following:

a) Goodwill, business combinations and intangible assets

The Canadian Institute of Chartered Accountants (CICA) issued handbook sections 1581 (business combinations) and 3062 (goodwill and other intangible assets). These standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. As well, these standards specify the criteria for distinguishing and reporting intangible assets apart from goodwill.

As at September 30, 2002 the company estimates that there is no change in the carrying value of goodwill since June 30, 2002.

b) Stock-based compensation plan

Effective July 1, 2002 the company adopted, on a prospective basis, the new recommendations of Section 3870 of the CICA handbook with respect to stock-based compensation. The company has chosen to continue using the intrinsic value method to record the stock options granted and therefore the recommendations have had no effect on the consolidated balance sheet and the net income. The company has not issued any options in the three-month period ended September 30, 2002 and therefore, no pro forma information is required.

3) Capital Assets

	Sept. 30, 2002			June 30, 2002
	Cost	Accumulated Amortization	Net	Net
Rental machines	$ 2,495,255	$ 802,190	$ 1,693,065	$ 1,756,813
Strata unit	191,399	56,217	135,182	136,893
Office furniture, equipment and computers	876,662	625,013	251,649	245,918
Vehicles	2,987,184	2,406,410	580,774	605,890
Farm equipment	157,145	37,038	120,107	124,153
Machinery and equipment	499,689	366,832	132,857	134,017
Leasehold improvements	37,816	30,645	7,171	8,213
	$ 7,245,150	$ 4,324,345	$ 2,920,805	$ 3,011,897

4) Long-Term Debt

The company's Long-Term Debt is a promissory note repayable in monthly Instalments of $23,160 US dollars per month to Marathon Equipment Corporation. As at September 30, 2002 the outstanding balance in US dollars was $928,596. For accounting purposes, at the end of each reporting period the outstanding principle must be translated into Canadian dollars at the rate of exchange at the Balance Sheet date. For the quarter ended September 30, 2002, this translation resulted in an unrealized foreign exchange loss of approximately $60,000.

5) Capital stock

The company was assessed an additional listing fee of $68,137 by the Toronto Stock Exchange for the shares issued in June 2002. This amount was charged against Capital Stock in the current period.

6) Prior Period Adjustment

As a result of an accounting error during the previous year-end consolidation, professional fees were understated by $45,577.

7) Subsequent event

During December, 2002, the company intends to issue 1,637,515 common shares to satisfy amounts owing to certain directors or companies controlled by them pursuant to the detail of the transaction presented in note 12 to the consolidated financial statements as at June 30, 2002.

SEC # 82-4222

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE *SECURITIES ACT* (British Columbia) – Form 53-901F
SECTION 118(1) OF THE *SECURITIES ACT* (Alberta) – Form 27
SECTION 75(2) OF THE *SECURITIES ACT* (Ontario) – Form 27

Item 1 **Reporting Issuer**

NATIONAL CHALLENGE SYSTEMS INC.
3700 Steeles Avenue West, Suite 601
Woodbridge, Ontario
L4L 8K8
Phone: (416) 747-6584
Fax: (416) 747-6899

Item 2 **Date of the Material Change**

October 31, 2002

Item 3 **Press Release**

Press release was disseminated through Canada NewsWire Ltd. (Canadian Disclosure Network) and also filed through SEDAR with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and The Toronto Stock Exchange.

Item 4 **Summary of Material Change**

The Issuer announced a change of auditor and moving of its head office.

Item 5 **Full Description of Material Change**

National Challenge Systems Inc. Announces Change of Auditor and Moving of Head Office

National Challenge Systems Inc. (the "Company") announces that pursuant to National Policy No. 31 "Change of Auditor of a Reporting Issuer":

1. Smythe Ratcliffe, Chartered Accountants, of Vancouver, British Columbia (the "Former Auditor") were not re-appointed as the Company's auditors on October 21, 2002, the date of the Company's Annual General and Special Meeting. Duffy, Allain & Rutten LLP, Chartered Accountants, of Toronto, Ontario (the "Successor Auditor") were appointed as the Company's auditors commencing October 21, 2002;

2. there were no reportable events between the Company and the Former Auditor;

3. there were no reservations contained in the Former Auditor's Report on the annual financial statements for the two fiscal years preceding the date hereof;

4. the termination of the Former Auditor was approved by the Company's board of directors.

5. the Notice of Change of Auditor, the letter from the Former Auditor and the letter from the Successor Auditor were reviewed by the Company's audit committee and the Company's board of directors.

The Company also announces that its head office has moved from 340 – 17 Fawcett Road, Coquitlam, B.C., V3K 6V2 to 3700 Steeles Avenue West, Suite 601, Woodbridge, Ontario L4L 8K8; Phone: 416-747-6584; Fax: 416-747-6899."

Item 6 **Reliance on Section 85(2) of the *Securities Act* (British Columbia), Section 118(2) of the *Securities Act* (Alberta) or Section 75(3) of the *Securities Act* (Ontario)**

This report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted from this form.

Item 8 **Senior Officers**

The following senior officers of the Issuer may be contacted about the material change:

Douglas M. Carruthers	President & CEO	(416) 747-6584
Beverly J. Bullock	Corporate Secretary	(604) 536-5357

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Surrey, British Columbia this 4th day of November, 2002.

(Signed) "Beverly J. Bullock"
Beverly J. Bullock,
Corporate Secretary

SEC #82-4222

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE *SECURITIES ACT* (British Columbia) – Form 53-901F
SECTION 118(1) OF THE *SECURITIES ACT* (Alberta) – Form 27
SECTION 75(2) OF THE *SECURITIES ACT* (Ontario) – Form 27

Item 1 **Reporting Issuer**

NATIONAL CHALLENGE SYSTEMS INC.
3700 Steeles Avenue West, Suite 601
Woodbridge, Ontario
L4L 8K8
Phone: (416) 747-6584
Fax: (416) 747-6899

Item 2 **Date of the Material Change**

December 12, 2002

Item 3 **Press Release**

Press release was disseminated through Canada NewsWire Ltd. (North American Disclosure Network) and also filed through SEDAR with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and The Toronto Stock Exchange.

Item 4 **Summary of Material Change**

The Issuer announced that it has received $328,481 from Canadian Waste Services Inc. of Oakville, Ontario.

Item 5 **Full Description of Material Change**

"National Challenge Systems Inc. Announces Final Settlement of Compactor Sale to Canadian Waste Services Inc.

National Challenge Systems Inc. ("NCS") is pleased to announce that it has received $328,481 from Canadian Waste Services Inc. of Oakville, Ontario ("CWS") resulting from the resolution of all of the outstanding post closing price adjustment issues regarding the sale of NCS' compactor equipment rental fleet to CWS in March 2002. As a result, the sale of the majority of its Canadian compactor fleet to CWS realized a total cash consideration of $8,376,294."

Item 6 **Reliance on Section 85(2) of the *Securities Act* (British Columbia), Section 118(2) of the *Securities Act* (Alberta) or Section 75(3) of the *Securities Act* (Ontario)**

This report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted from this form.

Item 8 **Senior Officers**

The following senior officers of the Issuer may be contacted about the material change:

Douglas M. Carruthers	President	(416) 747-6584
Beverly J. Bullock	Corporate Secretary	(604) 536-5357

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Surrey, British Columbia this 18th day of December, 2002.

(Signed) "Beverly J. Bullock"
Beverly J. Bullock,
Corporate Secretary

SEC #82-4222

Amended
MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE *SECURITIES ACT* (British Columbia) – Form 53-901F
SECTION 118(1) OF THE *SECURITIES ACT* (Alberta) – Form 27
SECTION 75(2) OF THE *SECURITIES ACT* (Ontario) – Form 27

Item 1 **Reporting Issuer**

NATIONAL CHALLENGE SYSTEMS INC.
340 – 17 Fawcett Road
Coquitlam, British Columbia
V3K 6V2
Phone: (604) 525-3555
Fax: (604) 525-8483

Item 2 **Date of the Material Change**

May 29, 2002 and May 31, 2002

Item 3 **Press Release**

Press releases for May 29, 2002 and June 5, 2002 were disseminated through Canada NewsWire Ltd. (North American Disclosure Network) and also filed through SEDAR with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and The Toronto Stock Exchange.

Item 4 **Summary of Material Change**

May 29, 2002 – The Issuer announced closing escrow on the sale to Canadian Waste Services Inc.

June 5, 2002 – The Issuer announced closing the acquisitions of Organic Resource Management Inc. and A&A Anderson Tank Service (Vancouver) Ltd. that were effective May 31, 2002.

Item 5 **Full Description of Material Change**

May 29, 2002

"National Challenge Systems Inc. Closes Escrow on Sale to Canadian Waste Services Inc.

National Challenge Systems Inc. (NCS) is pleased to announce that it has closed escrow with Canadian Waste Services Inc. and received the funds held therein. This escrow resulted from not being able to perform security searches due to the recent Ontario Public Services Union Strike. This leaves only post-closing adjustments to be settled to conclude the previously announced CWS asset sale.

NCS is now proceeding to close the previously announced acquisitions of A&A Anderson Tank

Service (Vancouver) Ltd. and Organic Resource Management Inc. which is expects to conclude within the next several days.

On completion of these acquisitions NCS will become the largest and only national provider of non-hazardous vacuum truck services in Canada.

NCS is committed to generating substantial growth and superior financial performance through both internal expansion and selective acquisitions. NCS is confident that its national scope, management expertise and exclusive access to four proprietary technologies: (1) routing software and enterprise management system ("MIS"); (2) patented Organic Resource Recovery System ("ORRS"); (3) patented Direct Land Application Process for the disposal of organic wastes ("DLAP"); and (4) liquid waste decant capabilities that reduce the amount of waste prior to disposal, provide the Company with significant cost and competitive marketing advantages that are transferable to the operations of subsequent acquisitions. Furthermore, NCS has plans, practices, procedures and an experienced team in place for identifying, analyzing, acquiring and integrating selective acquisitions. NCS intends to immediately embark on expanding its operations across Canada, and enter the United States and other regions of the world through its Bermuda-based subsidiary, NCS Environmental Services Limited."

June 5, 2002

"National Challenge Systems Inc. Announces Closing Acquisitions

National Challenge Systems Inc. ("NCS" or the "Company") is pleased to announce that it has concluded the acquisition of all of the issued and outstanding shares of Organic Resource Management Inc. of Weston, Ontario ("ORMI") and A&A Anderson Tank Service (Vancouver) Ltd. ("A&A") of Richmond, B.C., in accordance with the terms and conditions of the previously announced (February 18, 2002) share purchase agreements.

With the completion of these transactions and the various related consultant and advisory fees (subject to final TSE approvals), the total issued share capital of NCS will be 32,496,685 common shares, 2,000,000 preferred class A shares and 900,000 preferred class B shares. In addition, there will be a total of 6,413,580 warrants and options to purchase the company's common shares issued and outstanding, that if exercised would result in proceeds of $7,089,431 to the Company.

National Challenge is now Canada's largest non-hazardous Vacuum Truck Services company with over 5,500 commercial, industrial, institutional and municipal customers in Ontario, Quebec, British Columbia and Alberta with annual revenue exceeding $12,500,000.

The essential non-hazardous Vacuum Truck Services provided by the Company are required throughout North America and the rest of the developed world. NCS is committed to generating substantial growth and superior financial performance through both internal expansion and selective acquisitions. Management believes that this large and highly fragmented sector, primarily composed of smaller regional players with few exit opportunities, presents many possibilities for additional acquisitions. NCS is confident that its national scope, management expertise and exclusive access to four proprietary technologies: (1) routing software ("MIS"), (2) patented Organic Resource Recovery System ("ORRS"), (3) patented Direct Land Application Process ("DLAP"), and (4) liquid waste decant capabilities, provide the Company with significant cost and competitive marketing advantages that are transferable to the operations of subsequent acquisitions.

NCS has plans, practices, procedures and an experienced team in place for identifying, analyzing, acquiring and integrating selective acquisitions. NCS intends to immediately embark on expanding its operations across Canada, as well as entering the United States and other regions of the world through NCS' Bermuda based subsidiary, NCS Environmental Services Limited."

Item 6 **Reliance on Section 85(2) of the *Securities Act* (British Columbia), Section 118(2) of the *Securities Act* (Alberta) or Section 75(3) of the *Securities Act* (Ontario)**

This report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted from this form.

Item 8 **Senior Officers**

The following senior officers of the Issuer may be contacted about the material change:

Douglas M. Carruthers	President & CEO	(519) 580-3037
Beverly J. Bullock	Corporate Secretary	(604) 536-5357

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Surrey, British Columbia this 12th day of June, 2002.

(Signed) "Beverly J. Bullock"
Beverly J. Bullock,
Corporate Secretary

SEC #82-4222

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE *SECURITIES ACT* (British Columbia) – Form 53-901F
SECTION 118(1) OF THE *SECURITIES ACT* (Alberta) – Form 27
SECTION 75(2) OF THE *SECURITIES ACT* (Ontario) – Form 27

Item 1 Reporting Issuer

NATIONAL CHALLENGE SYSTEMS INC.
340 – 17 Fawcett Road
Coquitlam, British Columbia
V3K 6V2
Phone: (604) 525-3555
Fax: (604) 525-8483

Item 2 Date of the Material Change

May 29, 2002 and June 5, 2002

Item 3 Press Release

Press releases were disseminated through Canada NewsWire Ltd. (North American Disclosure Network) and also filed through SEDAR with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and The Toronto Stock Exchange.

Item 4 Summary of Material Change

May 29, 2002 – The Issuer announced closing escrow on the sale to Canadian Waste Services Inc.

June 5, 2002 – The Issuer announced closing the acquisitions of Organic Resource Management Inc. and A&A Anderson Tank Service (Vancouver) Ltd.

Item 5 Full Description of Material Change

May 29, 2002

"National Challenge Systems Inc. Closes Escrow on Sale to Canadian Waste Services Inc.

National Challenge Systems Inc. (NCS) is pleased to announce that it has closed escrow with Canadian Waste Services Inc. and received the funds held therein. This escrow resulted from not being able to perform security searches due to the recent Ontario Public Services Union Strike. This leaves only post-closing adjustments to be settled to conclude the previously announced CWS asset sale.

NCS is now proceeding to close the previously announced acquisitions of A&A Anderson Tank

Service (Vancouver) Ltd. and Organic Resource Management Inc. which is expects to conclude within the next several days.

On completion of these acquisitions NCS will become the largest and only national provider of non-hazardous vacuum truck services in Canada.

NCS is committed to generating substantial growth and superior financial performance through both internal expansion and selective acquisitions. NCS is confident that its national scope, management expertise and exclusive access to four proprietary technologies: (1) routing software and enterprise management system ("MIS"); (2) patented Organic Resource Recovery System ("ORRS"); (3) patented Direct Land Application Process for the disposal of organic wastes ("DLAP"); and (4) liquid waste decant capabilities that reduce the amount of waste prior to disposal, provide the Company with significant cost and competitive marketing advantages that are transferable to the operations of subsequent acquisitions. Furthermore, NCS has plans, practices, procedures and an experienced team in place for identifying, analyzing, acquiring and integrating selective acquisitions. NCS intends to immediately embark on expanding its operations across Canada, and enter the United States and other regions of the world through its Bermuda-based subsidiary, NCS Environmental Services Limited."

June 5, 2002

"National Challenge Systems Inc. Announces Closing Acquisitions

National Challenge Systems Inc. ("NCS" or the "Company") is pleased to announce that it has concluded the acquisition of all of the issued and outstanding shares of Organic Resource Management Inc. of Weston, Ontario ("ORMI") and A&A Anderson Tank Service (Vancouver) Ltd. ("A&A") of Richmond, B.C., in accordance with the terms and conditions of the previously announced (February 18, 2002) share purchase agreements.

With the completion of these transactions and the various related consultant and advisory fees (subject to final TSE approvals), the total issued share capital of NCS will be 32,496,685 common shares, 2,000,000 preferred class A shares and 900,000 preferred class B shares. In addition, there will be a total of 6,413,580 warrants and options to purchase the company's common shares issued and outstanding, that if exercised would result in proceeds of $7,089,431 to the Company.

National Challenge is now Canada's largest non-hazardous Vacuum Truck Services company with over 5,500 commercial, industrial, institutional and municipal customers in Ontario, Quebec, British Columbia and Alberta with annual revenue exceeding $12,500,000.

The essential non-hazardous Vacuum Truck Services provided by the Company are required throughout North America and the rest of the developed world. NCS is committed to generating substantial growth and superior financial performance through both internal expansion and selective acquisitions. Management believes that this large and highly fragmented sector, primarily composed of smaller regional players with few exit opportunities, presents many possibilities for additional acquisitions. NCS is confident that its national scope, management expertise and exclusive access to four proprietary technologies: (1) routing software ("MIS"), (2) patented Organic Resource Recovery System ("ORRS"), (3) patented Direct Land Application Process ("DLAP"), and (4) liquid waste decant capabilities, provide the Company with significant cost and competitive marketing advantages that are transferable to the operations of subsequent acquisitions.

NCS has plans, practices, procedures and an experienced team in place for identifying, analyzing, acquiring and integrating selective acquisitions. NCS intends to immediately embark on expanding its operations across Canada, as well as entering the United States and other regions of the world through NCS' Bermuda based subsidiary, NCS Environmental Services Limited."

Item 6 **Reliance on Section 85(2) of the *Securities Act* (British Columbia), Section 118(2) of the *Securities Act* (Alberta) or Section 75(3) of the *Securities Act* (Ontario)**

This report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted from this form.

Item 8 **Senior Officers**

The following senior officers of the Issuer may be contacted about the material change:

Douglas M. Carruthers	President & CEO	(519) 580-3037
Beverly J. Bullock	Corporate Secretary	(604) 536-5357

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Surrey, British Columbia this 7th day of June, 2002.

(Signed) "Beverly J. Bullock"
Beverly J. Bullock,
Corporate Secretary

SEC #82- 4222

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE *SECURITIES ACT* (British Columbia) – Form 53-901F
SECTION 118(1) OF THE *SECURITIES ACT* (Alberta) – Form 27
SECTION 75(2) OF THE *SECURITIES ACT* (Ontario) – Form 27

Item 1 Reporting Issuer

NATIONAL CHALLENGE SYSTEMS INC.
340 – 17 Fawcett Road
Coquitlam, British Columbia
V3K 6V2
Phone: (604) 525-3555
Fax: (604) 525-8483

Item 2 Date of the Material Change

April 17, 2002

Item 3 Press Release

Press release was disseminated through Canada NewsWire Ltd. (North American Disclosure Network) and also filed through SEDAR with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and The Toronto Stock Exchange.

Item 4 Summary of Material Change

The Issuer announced that it has arranged a new credit facility.

Item 5 Full Description of Material Change

"National Challenge Systems Inc. Arranges New Credit Facility

National Challenge Systems Inc. ("NCS" or the "Company") is pleased to announce that it has accepted an offer from The Bank of Nova Scotia to provide the Company with a $1,000,000 operating line. The purpose of this facility is to finance working capital. The offer is subject to the purchase of Organic Resource Management Inc. of Weston, Ontario ("ORMI") and A&A Anderson Tank Service (Vancouver) Ltd. ("A&A") of Richmond, B.C. as well as the provision of certain documentation. Although the strike by the Ontario Public Service Employees Union continues to cause unavoidable delays in completing the purchase of ORMI and A&A, NCS intends to close these acquisitions as expeditiously as possible.

With the recently announced sale of the majority of its Canadian compactor fleet for cash consideration slightly in excess of $8,000,000; the sale of its 11 compactors in Texas for cash consideration of U.S. $100,000; and the approximately $1,600,000 financing raised on its remaining 193 compactors in western Canada; NCS will have a strong balance sheet and be the largest and only national provider of non-hazardous vacuum truck services in Canada.

NCS is committed to generating substantial growth and superior financial performance through both internal expansion and selective acquisitions. NCS is confident that its national scope, management expertise and exclusive access to four proprietary technologies: (1) routing software and enterprise management system ("MIS"); (2) patented Organic Resource Recovery System ("ORRS"); (3) patented Direct Land Application Process for the disposal of organic wastes ("DLAP"); and (4) liquid waste decant capabilities that reduce the amount of waste prior to disposal, provide the Company with significant cost and competitive marketing advantages that are transferable to the operations of subsequent acquisitions. Furthermore, NCS has plans, practices, procedures and an experienced team in place for identifying, analyzing, acquiring and integrating selective acquisitions. NCS intends to immediately embark on expanding its operations across Canada, and enter the United States and other regions of the world through its Bermuda-based subsidiary, NCS Environmental Services Limited.

Item 6 **Reliance on Section 85(2) of the *Securities Act* (British Columbia), Section 118(2) of the *Securities Act* (Alberta) or Section 75(3) of the *Securities Act* (Ontario)**

This report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted from this form.

Item 8 **Senior Officers**

The following senior officers of the Issuer may be contacted about the material change:

Douglas M. Carruthers	President & CEO	(519) 580-3037
Beverly J. Bullock	Corporate Secretary	(604) 536-5357

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Surrey, British Columbia this 26th day of April, 2002.

(Signed) "Beverly J. Bullock"
Beverly J. Bullock,
Corporate Secretary

NATIONAL CHALLENGE SYSTEMS INC.

Annual General and Special Meeting of Shareholders
to be held on October 21, 2002

Notice of Annual General and Special Meeting
and
Information Circular

Date: September 12, 2002


SEC MAIL
PROCESSING
RECEIVED
APR 2 1 2003
WASH. D.C.
207
SECTION

NATIONAL CHALLENGE SYSTEMS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the "Meeting") of the shareholders of **National Challenge Systems Inc.** (the "Company") will be held at the The Ontario Club, 300 Wellington Street West, Commerce Court South, 5th Floor, Toronto, Ontario, M5L 1A1 on Monday, **October 21, 2002** at the hour of 4:30 o'clock in the afternoon (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors and to receive and consider the audited financial statements for the year ended June 30, 2002 together with the Auditor's Report thereon.

2. To approve by ordinary resolution, the full text of which is set out in the Information Circular, the change of the Company's auditor from Smythe Ratcliffe, Chartered Accountants, to Duffy, Allain & Rutten LLP, Chartered Accountants, and to appoint Duffy, Allain & Rutten LLP, Chartered Accountants, as auditors for the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company.

3. To fix the number of directors at eight (8).

4. To elect directors for the ensuing year.

5. To approve by special resolution, the full text of which is set out in the Information Circular, the continuation of the Company from incorporation under the *Company Act* (British Columbia) to incorporation under the *Canada Business Corporations Act*, including the approval, ratification and confirmation of the By-Law No. 1 of the Company.

6. To approve by ordinary resolution of disinterested shareholders, the full text of which is set out in the Information Circular, a settlement of outstanding debt with certain insiders of the Company into common shares of the Company.

7. To approve by ordinary resolution of disinterested shareholders, the full text of which is set out in the Information Circular, the cancellation and grant of stock options to certain insiders of the Company.

8. To approve by ordinary resolution of disinterested shareholders, the full text of which is set out in the Information Circular, a directors' compensation plan.

9. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

Accompanying this Notice of Meeting is an Information Circular, Form of Proxy and Financial Statements for the period ended June 30, 2002. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

Take notice that pursuant to the *Company Act* (British Columbia) you may until October 17, 2002 give the Company a notice of dissent by registered mail addressed to the Company's registered office at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 with respect to the special resolution described in item 5 above. As a result of giving a notice of dissent you may, on receiving a notice of intention to act under section 207 of the *Company Act*, require the Company to purchase all your shares in respect of which the notice of dissent was given.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Form of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Form of Proxy must be signed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Form of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Form of Proxy is solicited by Management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED on September 12, 2002 at Toronto, Ontario

ON BEHALF OF THE BOARD

(Signed) "Charles H. Buehler"

Charles H. Buehler
Director and Chief Executive Officer

NATIONAL CHALLENGE SYSTEMS INC.

INFORMATION CIRCULAR

DATE: SEPTEMBER 12, 2002

Table of Contents

NATIONAL CHALLENGE SYSTEMS INC.

INFORMATION CIRCULAR

(as at September 12, 2002 unless otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies **by the management of NATIONAL CHALLENGE SYSTEMS INC.** (the "Company" or "NCS") for use at the Annual General and Special Meeting (the "Meeting") of the shareholders of the Company, to be held in at the The Ontario Club, 300 Wellington Street West, Commerce Court South, 5th Floor, Toronto, Ontario, M5L 1A1 on **October 21, 2002** at the hour of 4:30 o'clock in the afternoon. The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals' authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDERS

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The person(s) whose name(s) are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person, other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in the form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder or proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed Forms of Proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8,

not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with Pacific Corporate Trust Company** as provided above; or

b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at **September 12, 2002**, the Company had outstanding **32,496,685** fully paid and non-assessable common shares without par value, each share carrying the right to one vote. Only shareholders of record at the close of business on **September 12, 2002** will be entitled to receive the Notice of Meeting and be entitled to vote or to have his common shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, Charles H. Buehler, who beneficially owns, directly or indirectly, or exercises control or direction over 9,079,525 common shares, representing approximately 27.9% of the issued and outstanding common shares of the Company, is the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

EXECUTIVE COMPENSATION

Interpretation

The following definitions are set out in Form 51-904F of the *Securities Act* (British Columbia):

"Executive Officer" means the Chairman and any Vice-Chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company or any person who performed a policy-making function in respect of the Company, whether or not the individual is also a director of the Company or a subsidiary of the Company.

"Named Executive Officer" means each Chief Executive Officer, irrespective of the amount of compensation of that individual, each of the Company's four highest compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the most recently completed financial year, provided disclosure is not required for an executive officer whose total salary and bonus does not exceed $100,000 and any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an Executive Officer at the end of the most recently completed financial year end.

(a) ***Summary Compensation Table***

At the end of the Company's most recently completed financial year, there were two Named Executive Officers of the Company, Charles H. Buehler, Chief Executive Officer, and Douglas M. Carruthers, the President of the Company. Mr. Buehler was appointed Vice-Chairman and Chief Executive Officer of the Company on March 25, 2002.

The compensation for the Named Executive Officers for the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#) [1]	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Charles H. Buehler	2002	$10,000	Nil	Nil	200,000 [2]	Nil	Nil	Nil
(Vice-Chairman and	2001	Nil [3]	Nil	Nil	200,000 [2]	Nil	Nil	Nil
Chief Executive Officer)	2000	Nil [3]	Nil	Nil	175,000 [2]	Nil	Nil	Nil
Douglas M. Carruthers	2002	$10,000	Nil	Nil	175,000 [4]	Nil	Nil	Nil
(President)	2001	Nil [3]	Nil	Nil	175,000 [4]	Nil	Nil	Nil
	2000	Nil [3]	Nil	Nil	175,000 [4]	Nil	Nil	Nil

Notes:

(1) Options outstanding at respective fiscal year ends.

(2) Of these options, 175,000 are exercisable at $1.20 per share on or before April 28, 2005 and 25,000 are exercisable at $0.63 per share on or before July 22, 2006. Subsequent to June 30, 2002, Charles H. Buehler agreed to cancel 175,000 stock options, leaving 25,000 stock options in effect;

(3) From April 28, 2000, through May 31, 2002, Organic Resource Technologies Inc. ("ORTI"), a private company owned as to 1/3 by each of Douglas M. Carruthers, Buehler Investments Inc. and R. Paul Voroney was entitled to receive a consulting fee of $20,400 per month. These amounts were not paid as at July 31, 2001. As at June 30, 2002, $89,221 was paid to ORTI;

(4) These options are exercisable at $1.20 per share on or before April 28, 2005. Subsequent to June 30, 2002, Douglas M. Carruthers agreed to cancel all 175,000 stock options, and the Board is proposing issuance of 300,000 new options to him (see Cancellation and Granting of Stock options under "Particulars of Matters to be Acted Upon" below).

(b) ***Options and Stock Appreciation Rights (SARs)***

The Company has a formal Stock Option Plan, previously approved by the shareholders of the Company, under which stock options were granted during the past year.
No options were granted to the Named Executive Officers of the Company and/or its subsidiaries during the financial year.

No options were exercised by the Named Executive Officers of the Company during the most recently completed financial year of the Company.

(c) ***Termination of Employment, Changes in Responsibility and Employment Contracts***

The Company had no plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed financial or current financial year to compensate such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, other than statutory severance pay.

(d) ***Compensation of Directors***

The Company has no present arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, consultants, experts or for committee participation or special assignment by the Company during the most recently completed financial year or subsequently, up to and including the date of this information circular, except as follows:

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors of the Company and/or its subsidiaries. The purpose of granting options to directors is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Subsequent to June 30, 2002, certain directors agreed to cancel their options, as follows:

Name	Options	Exercise Price	Date of Grant	Expiry Date
Robert A. Bandeen	250,000	$0.93	July 29, 1998	July 28, 2003
Charles H. Buehler	175,000	$1.20	April 18, 2000	April 28, 2005
Donald R. Carse, Jr.	100,000	$2.12	February 28, 2000	February 28, 2005
John T. Ramsay	75,000 (1)	$1.12	August 17, 1998	August 16, 2003
Douglas M. Carruthers	175,000 (1)	$1.20	April 18, 2000	April 28, 2005
Floyd A. Wandler	260,000 (1)	$1.07	October 29, 1998	June 9, 2003
Floyd A. Wandler	362,000 (1)	$1.76	December 30, 1998	December 29, 2003
Floyd A. Wandler	138,000 (1)	$3.34	February 22, 1999	February 21, 2004
F. Michael P. Warren	425,000	$2.39	March 29, 1999	March 28, 2004

(1) Refer to "Particulars of Matters to be Acted Upon" with regard to the cancellation and grant of options to Messrs. Carruthers, Ramsay and Wandler.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to certain directors of the Company:

Name	Securities Under Options//SARs Granted (#) (1)	% of Total Options/ SARs Granted to all Employees in the Financial Year	Exercise or Base Price ($/Securities) (2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald R. Carse, Jr.	75,000	25%	$0.43	$0.46	March 24, 2007
Martin Fallick	75,000	25%	$0.43	$0.46	March 24, 2007
Stephen Tull	75,000	25%	$0.37	$0.35	June 3, 2007
Frank Facto	75,000	25%	$0.37	$0.35	June 3, 2007

(1) These options are for a term of five years and are not exercisable until one year from the date of grant;
(2) *The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the 5-day* weighted average trading price of the common shares of the Company on The Toronto Stock Exchange at the time of granting.

The following table summarizes options exercised by certain directors of the Company during the most recently completed financial year of the Company:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options/SARs at July 31/2001 Exercisable/ Unexercisable #	Value of Unexercised in the Money Options/SARs at July 31/2001 Exercisable/ Unexercisable $
N/A	N/A	N/A	N/A	N/A

(1) The aggregate net value is the market value less the exercise price at the date of exercise.

The following table sets out the total number of options that will be outstanding on October 21, 2002, assuming all proposed cancellations and issuances as set out herein are approved by the shareholders:

Expiry Date	Exercise Price	Number of Shares
June 9, 2003	$0.70	75,000
August 16, 2003	$1.12	25,000
October 21, 2003	$0.40	100,000
December 12, 2004	$1.15	50,000
April 25, 2006	$0.55	102,333
June 6, 2006	$0.55	114,667

July 22, 2006	$0.63	33,000
July 22, 2006	$0.63	25,000
March 24, 2007	$0.43	150,000
June 3, 2007	$0.37	150,000
October 21, 2007	$0.30	300,000
May 24, 2008	$0.72	25,000
Total		**1,150,000**

Note: Refer to "Particulars of Matters to be Acted Upon" herein for details on approval of the directors' compensation plan.

Directors' Compensation Plan

The Company's compensation plan for directors is designed to be consistent with aligning directors' interests with the interests of the Company's shareholders, while preserving working capital for the Company's expansion. Only unrelated directors will be compensated. On appointment to the Board, new unrelated directors will be granted options to purchase common stock of the Company with an exercise price not less than the 5-day rolling average closing price of the stock calculated on the day immediately preceding the appointment of the director to the Board. These options will expire on the earlier of 12 months after the director ceases to be a director or 5 years from the date of issue. The number of options issued shall be at the recommendation of the Compensation Committee, subject to Board approval. Unrelated directors will also receive common shares of the Company equal in value to $750.00 per Board meeting and $500.00 per committee meeting. Such earned shares will be issued to respective directors on a quarterly basis. The share price used to calculate the number of compensation shares shall be based on the rolling average weekly close price that the Company's stock traded at during the quarter that the compensation was earned.

Directors will not be eligible for compensation until the Company's compensation plan is approved by the shareholders at this annual general meeting. Refer to "Particulars of Matters to be Acted Upon".

Directors' Bonus Plan

Commencing in the second year of service, and, provided that the Company's audited net after tax income has increased by a minimum of 10.0% from that of the prior year, each unrelated director will be entitled to receive common shares of the Company equal in value to 0.75% of the Company's net after tax profits, to a maximum value of $15,000.00. The share price used to calculate the number of bonus shares shall be based on the average weekly close price that the Company's stock traded during the fiscal year for which the bonus was earned, and shall be issued no later than 30 days after the approval of the company's annual financial statements for that year.

Existing unrelated directors will not be eligible to earn bonus shares until fiscal 2005.

(e) ***Employment/Consulting Agreements***

Organic Resource Technologies International Inc. – Consulting Agreement

The Company entered into a consulting agreement with Organic Resource Technologies Inc. ("ORTI") dated April 28, 2000 wherein ORTI was entitled to receive $20,400 per month for managing the Company (of which $89,221 was paid as at June 30, 2002). ORTI is a private company owned as to 1/3rd by each of Douglas M. Carruthers, Buehler Investments Inc. (Charles H. Buehler), both of whom are directors and officers of the Company, and R. Paul Voroney. ORTI was providing the services of Douglas M. Carruthers, Charles H. Buehler and R. Paul Voroney to the Company. The agreement with ORTI terminated on May 31, 2002.

Employment Agreements

The Company entered into an employment agreement as of June 1, 2002 with Charles H. Buehler, Vice-Chairman, Chief Executive Officer and a director of the Company, wherein Mr. Buehler will be employed by the Company on a full-time basis at an annual salary of $120,000. Mr. Buehler will be eligible to receive a performance bonus and stock options at the discretion of the Board of Directors and will be entitled to four weeks paid vacation each year.

The Company entered into an employment agreement as of June 1, 2002 with Douglas M. Carruthers, the President and a director of the Company, wherein Mr. Carruthers will be employed by the Company on a full-time basis at an annual salary of $120,000. Mr. Carruthers will be eligible to receive a performance bonus and stock options at the discretion of the Board of Directors and will be entitled to four weeks paid vacation each year. Refer to "Particulars of Matters to be Acted Upon" with regard to the cancellation and granting of options to Mr. Carruthers.

FINANCIAL STATEMENTS

The Company's year end was changed from July 31st to June 30th. The audited financial statements of the Company for the year ended June 30, 2002 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the Shareholders of Record with this Information Circular (see attached Appendix "A").

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company's corporate governance practices are presented in Appendix "C" to the Information Circular entitled "Statement of Corporate Governance Practices".

The Board of Directors

The Board has the responsibility to manage and supervise the management of the business and affairs of the Company. Furthermore, each director is required to act with a view to the best interests of the Company. The frequency of the meetings of the Board of Directors, as well as the nature of agenda items, will be in accordance with the state of the Company's affairs and the nature of opportunities and risks which the Company may face.

The guidelines state that the Board of Directors of a corporation should be constituted by a majority of "unrelated directors". For these purposes, "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the directors' ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. The guidelines also focus on the importance of having an appropriate portion of Board members who are free from any interest in or relationships with a significant shareholder of the Company; i.e. a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors. The unrelated directors of the Company currently are: Robert A. Bandeen, Donald R. Carse, Jr., Frank Facto, Martin Fallick, Raymond G. Marusyk, John T. Ramsay, Stephen Tull, Floyd A. Wandler and F. Michael P. Warren. Messrs. Marusyk, Ramsay and Wandler are not standing for re-election. The basis for this determination is that none of these directors are employed by the Company, has material contracts with the Company or receives remuneration from the Company other than as a director.

The Chairman of the Board is Robert A. Bandeen. The Board believes that the membership of the Chairman, the Chief Executive Officer (Charles H. Buehler) and the President (Douglas M. Carruthers) on the Company's Board of Directors is essential to the effective corporate governance of the Company. The knowledge that these directors brings to the Board and the insight that each offers into his particular area of responsibility within the Company have been instrumental in creating a Board that functions effectively.

The Board of Directors will establish sub-committees of the Board that are independent of management as the Board deems them to be necessary or desirable. The Board does not feel that it would be appropriate at this time to create the extensive committee infrastructure recommended by the guidelines or to formalize position descriptions or corporate objectives for the Board in order to delineate their respective responsibilities. Currently, neither a Nominating Committee nor a Corporate Governance Committee has been established, the Board preferring to function as a committee of the whole in these respects.

Committees

To assist the Board in the implementation of key policies, it delegates certain of its responsibilities to committees of the Board. The Board currently has an Audit Committee, composed entirely of unrelated directors and a Compensation Committee composed of a majority of unrelated directors. These committees operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Company.

1. Audit Committee: The Audit Committee is composed of three directors none of whom are officers or employees of the Company or its affiliates. The members of the Audit Committee currently are: Donald R. Carse, Jr. (Chairman), Martin Fallick and John T. Ramsay.

   In addition to carrying out its statutory legal responsibilities (including review of the Company's annual financial statements prior to their presentation to the Board), the Audit Committee reviews the Company's accounting policies and issues and all financial reporting, including interim financial statements and management's discussion and analysis in the Company's annual information form. The Audit Committee meets with the Company's external auditor and with members of management at least once a year to assist the external auditor in the effective discharge

   of its duties. The Audit Committee also makes recommendation to the Board regarding the firm to be appointed as the Company's auditors and the terms of its remuneration.

2. Compensation Committee: The Compensation Committee is composed of F. Michael P. Warren (Chairman), Charles H. Buehler, Robert A. Bandeen and Martin Fallick, the majority of whom are unrelated directors.

   The Compensation Committee reviews the Company's overall approach to compensation and the development of compensation plans for executive officers. It has responsibility for the establishment of the Company's senior management compensation policy and its implementation through an effective comprehensive compensation program. The compensation of executive officers is composed primarily of three elements: namely a base salary, performance bonus and the allocation of incentive stock options. To date, the Company has not awarded bonuses. However, the Company intends to implement a performance-based bonus structure for its executive officers and directors in fiscal 2003. Refer to "Particulars of Matters to be Acted Upon" for further details.

The Company does not have an Executive Committee, a Nominating Committee nor a Corporate Governance Committee.

Matters that require Board approval include: (i) approval of the annual and interim financial statements; (ii) hiring and dismissing of senior management; (iii) the issuance of securities; (iv) material acquisitions; and (v) change in the strategic direction of the Company.

Response to Shareholders

The Company presently handles all investor relations inquiries in-house which the Board believes is effective and efficient.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Insurance is purchased by the Company which includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or its subsidiaries is permitted or required to pay to any one or more of their directors or officers as reimbursement for claims made against them in their capacity as a director or officer. The insurance provides coverage in excess of the deductible amount hereunder described up to $20 million in a policy period, inclusive of costs, charges and expenses. Each claim is subject in the case of loss by the Company or its subsidiaries to a deductible of $25,000. The cost of this insurance totaled $32,910 for a twelve month policy commencing in July 2002 and $3,041 is being paid monthly by the Company without contribution from the directors or officers.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out herein, no insider of the Company, nominee for director, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions or any proposed transactions which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of the management of the Company standing for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy *will be voted for the* ***eight*** *nominees listed herein.*

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES *OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT* DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Pursuant to the Company's Advance Notice of Meeting, published in *The Vancouver Province* newspaper on **August 26, 2002**, to date the Company has received no nominations for directors.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

Name and Municipality Of Residence	Occupation	Year First Became a Director	No. of Share Beneficially Owned
Dr. Robert A. Bandeen Toronto, Ontario *Chairman of the Board*	President and Director of Cluny Corporation; former President of Crownex Inc.; former Chairman, President and Chief Executive Officer of Crown Life Insurance Company and President and Chief Executive Officer of Canadian National Railways; Presently, director of Greyvest Financial and Clarke Inc.	1998	50,000
Charles H. Buehler Tottenham, Ontario *Vice-Chairman and Chief Executive Officer*	Founder of Organic Resource Management Inc.	2000	9,079,525 (1) 1,050,000 (2) 900,000 (3)
Douglas M. Carruthers Waterloo, Ontario *President*	President of Organic Resource Technologies Inc.; Consultant to solid waste industry since 1980	2000	265,200 (4)
Donald R. Carse, Jr. London, England	May 1, 2000 to March 25, 2002, Chief Financial Officer of National Challenge Systems Inc.; January 1999 to May 2000, Vice-President, Corporate Development of the Company; worked for 25 years with investment, commercial and development banks in the U.S. and overseas	2002	50,000
Frank Facto Toronto, Ontario	Over 20 years experience in the Human Resources and Procurement professions; currently, Senior Human Resources Consultant for The City of Toronto. Former President and *director of the Toronto Municipal Credit Union*	2002	8,000
Martin Fallick, Toronto, Ontario	Director: Canadian Sales Agency Limited (since Feb. 1986), Monterey Transportation Limited (since Aug. 1986), Allied International Marketing, Inc. (since Dec. 1997); former President, Fairway Canadian Express, Vice President Sales, Direct Transport (1983-1986), Canadian General Sales Manager, Canadian Pacific Express; over 45 years of experience in all modes of transportation and storage throughout North America, Asia and Europe	2002	21,200 (5)
Stephen Tull Delta, B.C.	Dispatch Manager, A&A Anderson Tank Service (Vancouver) Ltd.	2002	1,000,000 216,666 (6)
F. Michael P. Warren, Q.C. Anguilla, B.W.I.	Chairman of Warren Capital Limited; Former Chairman and founder of International Murex Technologies Corporation, a *medical diagnostics Company, until its sale in March, 1998 and,* previously, a partner of the firm Owen, Bird, Barristers and Solicitors, Vancouver, B.C.	1998	1,311,130 (7)

(1) Of these shares, 2,833,211 shares are registered to Buehler Investments Ltd., a private company owned as to 100% by Charles H. Buehler, 1,133,490 shares are held for family members. In addition, 45,000 shares are registered in Organic Resource Technologies Inc. (owned as to 1/3rd) and 514,958 shares are registered in Organic Resource Technologies International Inc. (owned as to 1/3rd);
(2) These shares are non-voting Series A preferred shares;
(3) *These shares are non-voting Series B preferred shares;*
(4) Of these shares, 90,500 shares are held directly and 174,700 shares are held for family members. In addition, 45,000 shares are registered in Organic Resource Technologies Inc. (owned as to 1/3rd) and 514,958 shares are registered in Organic Resource Technologies International Inc. (owned as to 1/3rd);
(5) Of these shares, 10,000 shares are registered in Allied International Marketing, a private company owned as to 100% by Martin Fallick;
(6) These shares are non-voting Series A preferred shares;
(7) Of these shares, 200,000 are held by San Kung Investment Corp. and 996,130 are held by Cambridge Capital Ltd., both companies are directly or indirectly controlled by F. Michael P. Warren.

Each of the above-named nominees has held the principal occupation or employment for at least five years unless otherwise stated.

The number of shares beneficially owned by the above-named nominees for directors, directly or indirectly, is based on information furnished by the Registrar and Transfer Agent of the Company or by the nominees themselves.

The shareholders of the Company will be asked to approve the following resolutions:

Fixing the Number of Directors

RESOLVED THAT the number of directors for the ensuing year be fixed at eight (8).

Election of Directors

> RESOLVED THAT Robert A. Bandeen, Charles H. Buehler, Douglas M. Carruthers, Donald R. Carse, Jr., Frank Facto, Martin Fallick, Stephen Tull and F. Michael P. Warren be duly elected directors of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current directors or senior officers of the Company, or any associates or affiliates of any of them, is or has been indebted to the Company since the commencement of or subsequent to the Company's last financial year.

CHANGE OF AUDITOR AND REMUNERATION OF AUDITOR

Effective October 21, 2002, Smythe Ratcliffe, Chartered Accountants, of Vancouver, British Columbia (the "Former Auditor"), will resign as auditor of the Company and Duffy, Allain & Rutten LLP, Chartered Accountants, of Toronto, Ontario (the "Successor Auditor") have agreed to act as the Company's auditor effective October 21, 2002. A copy of the Notice of Change of Auditor, letter from the Former Auditor and letter from the Successor Auditor are attached hereto as Appendix "G".

The shareholders of the Company will be asked to approve the following ordinary resolution:

> RESOLVED, AS AN ORDINARY RESOLUTION, THAT the change of the Company's auditor from Smythe Ratcliffe, Chartered Accountants to Duffy, Allain & Rutten LLP, Chartered Accountants, as auditors for the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company, be ratified and approved.

Unless otherwise instructed, the Form of Proxy given pursuant to this solicitation will be voted for the appointment of Duffy, Allain & Rutten LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Continuance under the Canada Business Corporations Act (the "Continuance')

Reasons for the Continuance

The Company is currently governed, as to matters of corporate law, by the *Company Act* (British Columbia) (the "BC Company Act"). A company subject to the BC Company Act may, if authorized by special resolution and the Registrar of Companies of British Columbia (the "Registrar"), apply to the Director (the "Director") appointed under the *Canada Business Corporations Act* (the "CBCA") for a certificate of continuance under the CBCA. Upon the issuance of a certificate of continuance in respect of the Company, the BC Company Act will cease to apply to the Company and the CBCA will become applicable to the Company as if the Company had been incorporated under the CBCA.

Management of the Company believes that continuance of the Company will permit the Company to take advantage of the more modern corporate law procedures provided by the CBCA. In light of the scope of the affairs of the Company and the amendments to the CBCA which became effective on November 24, 2001, management of the Company believes that it is appropriate for the Company to continue under the CBCA.

In conjunction with the application for Continuance, the shareholders will be asked to approve the adoption of By-Law No. 1, attached as Appendix "F" to this Circular, under the CBCA in place of the existing Articles of the Company under the BC Company Act.

Differences Between the BC Company Act and the CBCA

The BC Company Act and the CBCA are similar in many respects, although there are a number of notable differences in respect of corporate law matters. Shareholders should consult their professional advisors with respect to the detailed provisions of the CBCA, and their rights under it. The following is a summary of certain differences between the BC Company Act and the CBCA which management of the Company consider to be of significance. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes for particulars of the differences.

(a) Under the BC Company Act, all meetings of shareholders must be held in British Columbia unless the British Columbia Registrar of Companies consents to the holding of the meeting at some other place. Under the CBCA, a meeting of shareholders may be held anywhere in Canada and at a place outside Canada if the place is specified in the articles of the corporation.

(b) Under the BC Company Act, a majority of the Company's directors must be Canadian residents and at least one must be ordinarily resident in British Columbia. Under the CBCA, at least twenty-five percent of the directors must be Canadian residents, provided that if a corporation has less than four directors, at least one director must be a resident Canadian.

(c) Under the BC Company Act, fundamental changes and extraordinary corporate transactions which must be approved by special resolution (including amendments to the memorandum or the articles, amalgamations, winding up, statutory arrangements and the sale of all or substantially all the assets of the company) require a majority of three-fourths of the votes cast at a meeting of shareholders. Under the CBCA, the required majority is two-thirds of such votes.

(d) Under the BC Company Act, a statutory amalgamation must be approved by special resolution and by the Supreme Court of British Columbia. Under the CBCA, court approval is not required. In addition, the CBCA provides for simplified forms of amalgamations where shareholder approval is not required.

(e) Under the BC Company Act, a company must fix its authorized share capital. Under the CBCA, a corporation may have unlimited authorized share capital.

(f) Under the BC Company Act, amendments to the Articles (which provide for many of the same types of matters as are dealt with in the by-laws of a corporation existing under the CBCA) may only be made with the approval of the shareholders. Under the CBCA, the directors may amend the by-laws, which amendment becomes effective immediately, although the amendment must be submitted to the next meeting of shareholders for approval.

(g) Under the CBCA, there is a provision (similar to that contained in the BC Company Act) to the effect that if a take over bid is accepted by holders of not less than 90% of the securities of the class to which the bid relates (other than securities held by or on behalf of the offeror or affiliates or associates), the offeror is entitled, upon compliance with the CBCA, to acquire the securities held by the non-tendering shareholders for their fair value. These provisions apply to any offeror, wherever incorporated. Under the BC Company Act, in these circumstances, the offeror must be a company existing under the BC Company Act.

(h) Both the BC Company Act and the CBCA contain provisions permitting bodies corporate governed by the legislation to effect a fundamental change in the nature of an arrangement. Under the BC Company Act, a company may propose a compromise or arrangement between the company and its creditors, or any class of them, or between a company and its shareholders or any class of them. Under the CBCA, a fundamental change in the nature of an arrangement is not restricted to being between a corporation and its creditors or shareholders. Under the CBCA, notice of applications for interim or final orders in connection with an arrangement must be given to the Director and the Director is entitled to appear and be heard in person or by counsel.

(i) Under the BC Company Act, approval of the Supreme Court is required for the indemnification of a director or officer. Under the CBCA, such approval is not ordinarily required.

(j) The BC Company Act does not permit shareholders to attend meetings by telephonic or electronic means. The CBCA allows persons entitled to attend shareholder meetings to participate by means of telephonic, electronic or other communication facilities if the corporation makes available such a communication facility.

(k) Both the BC Company Act and the CBCA provide for dissent and appraisal rights in respect of certain proposed corporate actions which require shareholder approval. The events giving rise to such rights are not identical in the two statutes. Examples include certain forms of financial assistance that require shareholder approval under the BC Company Act, and alteration or creation of share capital in certain circumstances under the CBCA. In addition, there are differences in the dissent procedures in the two statutes.

(l) The BC Company Act restricts a company from giving financial assistance in certain circumstances, including for the purposes of the purchase or subscription of shares of the company except in specified circumstances. The CBCA does not restrict such financial assistance.

(m) Under the CBCA, shareholders entitled to vote at an annual general meeting of shareholders may submit to the corporation notice of any matter that they propose to raise at the meeting, including the election of directors upon nomination by holders of 5% or more of the issued and outstanding shares of the corporation, and discuss at the meeting any matter in respect of which they would have been entitled to submit a proposal. Under the BC Company Act, shareholders do not have the right to submit proposals at annual general meetings, but shareholders holding in the aggregate not less than 10% of the issued voting shares have the right to submit written nominations for directors and have the nominees included in the information circular in respect of the meeting.

(n) Under the BC Company Act, shareholders may remove directors by special resolution. Under the CBCA, generally speaking, shareholders may remove directors by ordinary resolution at a special meeting.

(o) Under the BC Company Act, the ability to obtain standing to bring an oppression action (the right of a shareholder to apply to court for relief on the grounds that the company is acting or proposes to act in a way that is unfairly prejudicial or oppressive to the shareholder) or a derivative action (the right of a person to commence legal action in the name of or on behalf of the company, with the permission of the court, to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for a breach of such an obligation) is potentially narrower than under the CBCA, as the class of complainants does not expressly include former security holders, officers or former officers of the company and their affiliates, but rather leaves it to the discretion of the court to determine if a person is a "proper person" to bring an application. In addition, under the CBCA, the Director may be a complainant or intervene in an action.

Effects of Continuance

The Continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the Company. The Continuance will not result in any change in the business of the Company nor in the persons who constitute the Company's Board of Directors and officers.

As a British Columbia company, the Company's charter documents currently consist of a Memorandum, which sets out the name and authorized capital of the Company, and Articles, which are, in effect, the internal regulations for the functioning of the Company. Upon the Continuance taking effect, the Articles of Continuance will take the place of the Memorandum, and will set out the rights, privileges, restrictions and conditions attached to the shares of the Company (which are presently set out in the Articles).

The proposed Articles of Continuance are set out in Appendix "F" to this Circular. Currently the Company is authorized to issue 100,000,000 Common Shares and 100,000,000 Preferred Shares. The Articles of Continuance provide for an unlimited number of Common Shares and 100,000,000 Preferred Shares. The rights and restrictions which are presently applicable to the Common Shares and Preferred Shares of the Company are substantially the same as the rights, privileges, restrictions and conditions which will attach to such Common Shares and Preferred Shares after Continuance.

Currently, the Company has determined the number of directors of the Company to be eight. The CBCA provides that the shareholders of a company may provide in the articles of the Company for a minimum or maximum number of directors. The shareholders may adopt an amendment to the articles of the Company to increase or, subject to the provisions of the CBCA, decrease the minimum or maximum number of directors. The Articles of Continuance provide that the Company shall have a minimum of three and a maximum of twelve directors, and the actual number of directors within the minimum and maximum number may be determined from time to time by resolution of the directors. The Articles of Continuance also allow the directors to appoint one or more additional directors (not exceeding one-third of the number of directors elected at the previous annual meeting of shareholders) between annual meetings of shareholders. The BC Company Act currently permits additional directors to be appointed on this basis and the directors believe that it would be in the best interests of the Company and its shareholders for the Board of Directors of the Company (the "Board") to continue to be able to appoint from time to time, one or more qualified persons as directors when such person or persons become available.

Required Shareholder Approval and Conditions

In order for the Continuance to be implemented, a special resolution in the form set out in Appendix "D" to this Circular (the "Continuance Resolution") must be passed by a majority of not less than three-fourths of the votes cast by holders of Common Shares, present in person or by proxy, at the Meeting.

If the Continuance is approved at the Meeting, subject to approval by the Registrar authorizing the continuance of the Company under the CBCA as required pursuant to the BC Company Act, the Company intends to file Articles of Continuance pursuant to section 187 of the CBCA to continue the Company from British Columbia under the provisions of the CBCA as soon as practicable after the Meeting. Subject as aforesaid, the Continuance will be effective on the date of the Certificate of Continuance, which shall be issued by the Director upon receipt of Articles of Continuance pursuant to subsection 187(4) of the CBCA. The Company must file a certified copy of the Certificate of Continuance with the Registrar.

THE CONTINUANCE RESOLUTION PROVIDES THAT THE BOARD IS AUTHORIZED, IN ITS SOLE DISCRETION, TO ABANDON THE APPLICATION FOR A CERTIFICATE OF CONTINUANCE, OR DETERMINE NOT TO PROCEED WITH THE CONTINUANCE, WITHOUT FURTHER APPROVAL OF THE SHAREHOLDERS OF THE COMPANY. IN PARTICULAR, THE BOARD MAY DETERMINE NOT TO PRESENT THE CONTINUANCE RESOLUTION TO THE MEETING OR, IF THE CONTINUANCE RESOLUTION IS PRESENTED TO THE MEETING AND APPROVED, MAY DETERMINE NOT TO PROCEED WITH COMPLETION OF THE CONTINUANCE AND FILING THE ARTICLES OF CONTINUANCE UNDER THE CBCA IF A SIGNIFICANT NUMBER OF SHAREHOLDERS OF THE COMPANY DISSENT IN RESPECT OF THE CONTINUANCE RESOLUTION.

Dissent Rights

Pursuant to subsection 37(4) of the BC Company Act, any holder of Common Shares may, until October 17, 2002, exercise a right of dissent in respect of the Continuance by giving a written notice of dissent concerning such holder's shares and otherwise complying with the requirements of section 207 of the BC Company Act. A written notice of dissent may be served on the Company by leaving it at, or mailing it by registered post addressed to the registered office of the Company, Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4. If the Continuance becomes effective, each such shareholder (a "Dissenting Shareholder") will be entitled to be paid the fair value of the shares in respect of which such shareholder dissented in accordance with section 207 of the BC Company Act.

A vote against the Continuance Resolution, an abstention or the execution or exercise of a proxy to vote against the Continuance Resolution does not constitute a notice of dissent, but a shareholder need not vote against the Continuance Resolution in order to dissent. However, a shareholder who consents to, or votes (other than as a proxy for a shareholder whose proxy required an affirmative vote) in favour of, the Continuance or otherwise acts inconsistently with the notice of dissent will cease to be entitled to any rights of dissent.

Prior to the implementation of the Continuance, the Company will send to each of the shareholders who has filed a notice of dissent, notice of intention to act stating that the Continuance Resolution has been adopted and informing the Dissenting Shareholder of the intention to act on the Continuance. A notice of intention to act need not be sent to any Dissenting Shareholder who voted for the Continuance or who has withdrawn a notice of dissent.

Under the BC Company Act, within 14 days after the Company gives the notice of intention to act, the Dissenting Shareholder is required to send, to the registered office of the Company at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4, a written notice containing his or her name and address, the number of shares in respect of which he or she dissents and a requirement that the Company purchase all such shares (the "Demand for Payment") together with certificates representing those shares. Upon delivery of a Demand for Payment in accordance with the BC Company Act, a Dissenting Shareholder is bound to sell and the Company is bound to purchase the shares subject to the Demand for Payment for their fair value as of the day before the day on which the Continuance Resolution was passed, including any appreciation or depreciation in anticipation of the vote.

Under the BC Company Act, a Dissenting Shareholder who has sent a Demand for Payment may apply to the Court and the Court may:

(a) require the Dissenting Shareholder to sell and the Company to purchase the shares in respect of which the Demand for Payment has been given;
(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;
(c) join in the application any other Dissenting Shareholder who has delivered a Demand for Payment; and
(d) make consequential orders and give directions it considers appropriate.

Under the BC Company Act, a Dissenting Shareholder who has delivered a Demand for Payment may not vote, or exercise or assert any rights of a shareholder in respect of the shares for which a Demand for Payment has been given, other than the right to receive payment for those shares. Until a Dissenting Shareholder who has delivered a Demand for Payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of the Company. A Dissenting Shareholder may not withdraw his or her Demand for Payment unless the Company consents.

Recommendations of Directors and Approval

At the Meeting, the shareholders will be asked to consider and, if thought fit, pass as a special resolution, the Continuance Resolution in the form set out in Appendix "D" to this Circular.

The Board recommends that the holders of Common Shares vote in favour of the Continuance Resolution. Unless specified in the form of proxy that the shares shall be voted against the applicable resolution, the persons designated in the enclosed form of proxy intend to vote "For" the Continuance Resolution.

B. Settlement of Debt

The Company has entered into Debt Settlement Agreements with each of Donald R. Carse, Jr., F. Michael P. Warren, directors of the Company, and 1329206 Ontario Inc., a private company controlled by Charles H. Buehler, an officer and director of the Company (collectively the "Purchasers"), pursuant to which each of the Purchasers have agreed to convert certain outstanding debts owed by the Company to the Purchasers into an aggregate of 931,768 common shares in the capital stock of the Company.

In addition, Cambridge Capital Ltd. ("Cambridge) has agreed to acquire outstanding debt in the aggregate amount of $282,299 owed by the Company to Organic Resource Technologies Inc. (the "Indebtedness"). Organic Resource Technologies Inc. is a private company owned as to 1/3rd by Charles H. Buehler and Douglas M. Carruthers, directors and officers of the Company. Cambridge is a company controlled by F. Michael P. Warren. The Company has entered into a Debt Settlement Agreement with Cambridge pursuant to which Cambridge has agreed to convert the Indebtedness into 705,748 common shares of the Company.

The common shares to be issued pursuant to the Debt Settlement Agreements will be issued at a deemed price of $0.40 per share. The number of shares to be received by each of the Purchasers and Cambridge pursuant to the Debt Settlement Agreements is as follows:

Name of Purchaser	Outstanding Debt	Number of Common Shares (the "Shares")
Donald R. Carse, Jr.	$ 84,675	211,688
F. Michael P. Warren	$234,487	586,218
1329206 Ontario Inc.	$ 53,545	133,862
Cambridge Capital Ltd.	$282,299	705,748
Total:	$655,006	1,637,516

Messrs. Carse, Warren and Buehler and their associates and affiliates will not be entitled to vote on the following resolution and any votes by such persons or companies will not be recognized by the scrutineers at the meeting for the purposes of determining whether such resolution was passed by a majority of votes case at the Meeting. **To the best of the Company's knowledge, 10,440,655 shares will not be counted in determining this resolution:**

> "RESOLVED, AS AN ORDINARY RESOLUTION, THAT the issuance by the Company of an aggregate of 1,637,516 common shares to Donald R. Carse, Jr. (as to 211,688 common shares), to F. Michael P. Warren (as to 586,218 common shares), to 1329206 Ontario Inc. (as to 133,862 common shares) and to Cambridge Capital Ltd. (as to 705,748 common shares) in settlement of outstanding debt, as more particularly described in the Company's Information Circular dated September 12, 2002, is hereby approved."

C. Cancellation and Grant of Stock Options

Three insiders of the Company, Douglas M. Carruthers, Floyd A. Wandler and John T. Ramsay, have agreed to cancellation of their existing options. Concurrently with the cancellation, the Board has agreed to grant new options to Messrs. Carruthers, Wandler and Ramsay on different terms. Messrs. Wandler and Ramsay will not be re-elected to the Company's Board. Mr. Carruthers is the Company's President.

Pursuant to the policies of the Toronto Stock Exchange, the cancellation of an option prior to its expiry date in conjunction with the granting of an option to the same person on different terms is regarded by the Exchange as an amendment to an option and accordingly, must be approved by disinterested shareholders.

Messrs. Carruthers, Wandler and Ramsay and their associates and affiliates will not be entitled to vote on the following resolution and any votes by such persons or companies will not be recognized by the scrutineers at the meeting for the purposes of determining whether such resolution was passed by a majority of votes case at the Meeting. **To the best of the Company's knowledge, 698,587 shares will not be counted in determining this resolution:**

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the cancellation and grant of the following options be approved:

Optionee	Options Cancelled	Exercise Price	New Options Granted	New Exercise Price	New Award Date	New Expiry Date
Floyd A. Wandler	260,000	$1.07	N/A	N/A	N/A	N/A
	362,000	$1.76	N/A	N/A	N/A	N/A
	138,000	$3.34	N/A	N/A	N/A	N/A
	N/A	N/A	50,000	$0.40	Oct. 21/02	Oct. 21/03
Douglas M. Carruthers	175,000	$1.20	N/A	N/A	N/A	N/A
	N/A	N/A	300,000	$0.30	Oct. 21/02	Oct. 21/07
John T. Ramsay	75,000	$1.12	N/A	N/A	N/A	N/A
	N/A	N/A	50,000	$0.40	Oct. 21/02	Oct. 21/03

D. Directors' Compensation Plan

The Company's approach to director compensation is designed to align directors' interests with the interests of shareholders, while at the same time preserving working capital for the Company's expansion plan. Only unrelated directors will be compensated. On appointment to the Board, new unrelated directors will be granted options to purchase common stock of the Company with an exercise price not less than the 5-day rolling average closing price of the stock calculated on the day immediately preceding the appointment of the director to the Board. The options will expire on the earlier of 12 months after the director ceases to be a director or 5 years from the date of issue. The number of options provided shall be at the recommendation of the Compensation Committee and subject to Board approval. Unrelated directors will also receive common shares of the Company equal in value to $750.00 per Board meeting and $500.00 per committee meeting. Earned shares will be issued quarterly. The share price used to calculate the number of compensation shares shall be based on the rolling average weekly close price that the Company's stock traded at during the quarter that the compensation was earned.

Assuming the Audit Committee meets four times per year and the Compensation Committee meets annually, and there are three unrelated directors on each committee, then the maximum number of shares that could be issued as compensation to directors for Committee meetings would be 18,750 (three directors x five meetings x $500 each = $7500 / $0.40 per share). With respect to compensation for Board meetings; assuming 4 regular meetings during the course of the year; one at the beginning of the year; one at the end of the year and a further one for unscheduled business, then the maximum number of shares that could be issued as compensation to directors for board meetings would be 78,750 (seven meetings x six directors = 42 x $750.00 = $31,500 / $0.40 per share). Therefore the Company has estimated that not more than 97,500 common shares will be issued to directors during fiscal 2004 as a result of the above Directors' Compensation Plan. The issuance of shares calculation will be based on no less than $0.40 per share.

The insiders of the Company and their associates and affiliates, with the exception of Charles H. Buehler and Douglas M. Carruthers, will not be entitled to vote on the following resolution and any votes cast by such insiders will not be recognized by the scrutineers for the purpose of determining whether the resolution was passed by a majority of votes cast at the meeting. **To the best of the Company's knowledge, 2,440,330 shares will not be counted in determining this resolution:**

> RESOLVED, AS AN ORDINARY RESOLUTION, THAT the issuance by the Company of up to 97,500 common shares to certain insiders of the Company, pursuant to a directors' compensation plan, as more particularly described in the Company's Information Circular dated September 12, 2002, is hereby approved.

GENERAL MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorised by the directors of the Company.

DATED at Toronto, Ontario the 12th day of September, 2002.

ON BEHALF OF THE BOARD

(Signed) "Charles H. Buehler"

Charles H. Buehler,
Chief Executive Officer

Attachments

Appendix "A" *Audited Financial Statements – June 30, 2002*
Appendix "B" *Dissent Procedure*
Appendix "C" *Corporate Governance*
Appendix "D" *Continuance Resolution*
Appendix "E" *Form 11 – Articles of Continuance*
Appendix "F" *By-Law No. 1*
Appendix "G" *Notice of Change of Auditor, letter from the Former Auditor and letter from the Successor Auditor*

APPENDIX A
to the Information Circular of National Challenge Systems Inc.
(audited financial statements for the period ended June 30, 2002)

SmytheRatcliffe
CHARTERED ACCOUNTANTS

NATIONAL CHALLENGE SYSTEMS INC.

Consolidated Financial Statements
June 30, 2002

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF NATIONAL CHALLENGE SYSTEMS INC.

We have audited the consolidated balance sheets of National Challenge Systems Inc. as at June 30, 2002 and July 31, 2001 and the consolidated statements of operations and deficit and cash flows for the eleven months ended June 30, 2002 and for the year ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimate made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and July 31, 2001 and the results of its operations and the changes in its cash flows for the eleven months ended June 30, 2002 and for the year ended July 31, 2001 in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Vancouver, British Columbia
August 16, 2002

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Balance Sheets

	June 30, 2002	July 31, 2001
		(note 2(j))
Assets (note 8)		
Current		
Cash	$ 823,848	$ 222,966
Accounts receivable	1,945,990	181,545
Inventory	126,661	0
Prepaid expenses	82,953	20,967
Current assets of discontinued operations (note 4)	257,118	775,458
	3,236,570	1,200,936
Future Income Tax Asset (note 13)	314,500	0
Fixed (notes 5 and 8)	3,011,897	2,285,581
Deferred Costs	35,168	0
Licence and Other (note 6)	3,000	758
Goodwill (note 3)	11,129,820	0
Non-Current Assets of Discontinued Operations (note 4)	327	14,099,972
	$ 17,731,282	$ 17,587,247
Liabilities		
Current		
Bank indebtedness	$ 790,000	$ 214,537
Accounts payable and accrued liabilities (note 7)	3,038,769	1,679,701
Income taxes payable	96,005	0
Short-term promissory notes payable (note 3)	490,000	0
Current portion of long-term debt (note 8)	473,317	0
Current portion of obligations under capital leases (note 9)	35,901	0
Current liabilities of discontinued operations (note 4)	42,637	3,286,435
	4,966,629	5,180,673
Long-Term Debt (note 8)	1,106,403	0
Obligations Under Capital Leases (note 9)	123,744	0
Shareholder's Loan (note 12)	167,000	0
Future Income Tax Liability (note 13)	11,000	0
12% Redeemable Preferred Shares (note 10)	2,000,000	0
Non-Interest Bearing Redeemable Preferred Shares (note 10)	900,000	0
Non-Current Liabilities of Discontinued Operations (note 4)	0	2,818,930
	9,274,776	7,999,603
Shareholders' Equity		
Capital Stock (note 10)	23,344,842	18,445,342
Shares to be Issued (note 10)	0	74,903
Deficit	(14,888,336)	(8,932,601)
	8,456,506	9,587,644
	$ 17,731,282	$ 17,587,247

Commitment (note 11)
Approved on behalf of the Board:

"Charles H. Buehler" .... Charles H. Buehler, Director

"Douglas M. Carruthers" .... Douglas M. Carruthers, Director

See notes to consolidated financial statements.

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Statements of Operations and Deficit

	Eleven Month Period Ended June 30, 2002	Year Ended July 31, 2001
		(note 2(j))
Revenues		
Non-hazardous vacuum services	$ 966,288	$ 0
Rental	422,306	569,127
Sales	214,252	246,590
	1,602,846	815,717
Expenses		
Consulting and professional fees	778,671	703,459
Vacuum services operating expenses	460,174	0
Wages, salaries and benefits	236,649	0
Cost of goods sold	168,374	225,948
Investor relations, regulatory and promotion	136,230	194,028
Office, occupancy and miscellaneous	123,801	161,661
Other interest	83,793	(1,934)
Travel and automotive	76,524	0
Interest on long-term debt and capital leases	42,337	0
Interest on preferred shares	20,000	0
Service and repairs	11,568	11,815
Depreciation and amortization	242,294	245,331
	2,380,415	1,540,308
Loss From Continuing Operations and Before Other Items	(777,569)	(724,591)
Other Items		
Recovery (write-off) of deposits and deferred costs (note 6(c))	100,000	(838,599)
Allotted shares not issued	74,903	0
Loss on sale of fixed assets	0	(228,030)
Licence written off	0	(1,329,112)
Impairment of fixed assets	(78,288)	(475,000)
Investments written off, net (note 6 (a) and (e))	(394,691)	(5,699,949)
	(298,076)	(8,570,690)
Loss Before Future Income Taxes and Discontinued Operations	(1,075,645)	(9,295,281)
Future Income Taxes (Recovery)	(285,120)	0
Net Loss for Period From Continuing Operations	(790,525)	(9,295,281)
Net Income (Loss) for Period from Discontinued Operations (note 4)	(5,165,210)	1,456,129
Net Loss for the Period	(5,955,735)	(7,839,152)
Deficit, Beginning of Period	(8,932,601)	(1,093,449)
Deficit, End of Period	$ (14,888,336)	$ (8,932,601)
Loss Per Share of Continuing Operations - Basic	$ (0.03)	$ (0.44)
Loss Per Share of Discontinued Operations - Basic	$ (0.22)	$ (0.07)
Weighted Average Number of Shares Outstanding	22,337,781	21,131,441

See notes to consolidated financial statements.

NATIONAL CHALLENGE SYSTEMS INC.
Consolidated Statements of Cash Flows

	Eleven Month Period Ended June 30, 2002	Year Ended July 31, 2001
		(note 2(j))
Operating Activities		
Net income	$ (5,955,735)	$ (7,839,152)
Items not involving cash		
Depreciation and amortization	242,294	245,331
Loss on disposal of fixed assets	5,156,861	228,030
Future Income Tax	(321,750)	0
Recovery of allotted shares	(74,903)	0
Write-off of investments	394,691	5,699,949
Licence written off	0	1,329,112
Impairment of inventory	78,288	(475,000)
Recovery (write-off) of deferred assets	(100,000)	838,599
	(580,254)	26,869
Changes in Non-Cash Working Capital		
Accounts receivable	(264,746)	(122,961)
Inventory	(7,682)	0
Prepaid expenses	11,827	6,414
Accounts payable and accrued liabilities	371,581	1,060,610
Income tax	15,188	0
Cash from Continuing Operation	(454,086)	970,932
Cash from Discontinued Operation	1,339,045	2,220,303
	884,959	3,191,235
Investing Activities		
Acquisition of fixed assets	0	(411,071)
Deferred costs	(35,168)	(593,140)
Acquisition of subsidiaries	(4,187,066)	0
Payment for SWI bankruptcy, net	(394,691)	0
Proceeds on disposal of fixed assets	8,205,813	20,351
Cash Used for Continuing Operation	3,588,888	(983,860)
Cash Used for Discontinued Operation	(1,008,111)	0
	2,580,777	(983,860)
Financing Activities		
Shares issued for cash	0	418,600
Share issue costs	0	(300)
Long term debt	1,476,932	0
Shareholder's loan	167,000	0
Cash from Continuing Operation	1,643,932	418,300
Cash Used for Discontinued Operation	(5,084,249)	(2,461,312)
	(3,440,317)	(2,043,012)
Inflow (Outflow) of Cash	25,419	164,363
Cash (Bank Indebtedness), Beginning of Period	8,429	(155,934)
Cash, End of Period	$ 33,848	$ 8,429
Represented by		
Cash	$ 823,848	$ 222,966
Bank indebtedness	(790,000)	(214,537)
	$ 33,848	$ 8,429
Supplemental Cash Flow Information		
Interest paid on discontinuing operation	$ 462,497	$ 580,345
Interest paid on continuing operation	$ 34,613	$ 110

NATIONAL CHALLENGE SYSTEMS INC.
Notes to Consolidated Financial Statements
Eleven Month Period Ended June 30, 2002 and Year Ended July 31, 2001

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

National Challenge Systems Inc. (the "Company") is incorporated under the laws of the province of British Columbia. Prior to March 31, 2002, the Company's primary business was the ownership, rental and distribution of waste compaction, baling and container equipment for disposing of waste, including waste handling equipment for both wet and dry waste, such as compactors, compactor-containers, balers, waste containers and accessories for waste handling equipment. Effective March 31, 2002, the Company disposed of significantly all of that business (note 4) and on May 31, 2002 (note 3) acquired certain other businesses which operate vacuum truck fleets carrying on the business of providing collection, treatment and disposal services for non-hazardous liquid organic waste.

These consolidated financial statements reflect the assets and liabilities of all controlled entities at the respective balance sheet dates. Operating results and cash flows include the operations and cash flows of controlled entities for the period from the date when control was acquired. Operations that have been discontinued during the 2002 fiscal period are reflected in "Discontinued Operations" (note 4). The 2002 operations reflect the Company's continuing business from waste disposal assets owned at June 30, 2002 and the operations of subsidiaries acquired May 31, 2002 (note 3) for the month of June 2002.

The Company changed its fiscal year-end to June 30 effective June 30, 2002 hence 2002 operations and cash flows are for an eleven month period whereas 2001 operations and cash flows are for a twelve month period. The 2001 comparative figures have been restated to show separately the results and cash flows from operations that were discontinued in the 2002 fiscal year (note 4).

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries National Compactor Rentals Ltd. ("NCR Canada"), National Challenge Systems (Ontario) Inc. ("NCS Ontario"), National Organic Resources Inc. ("NOR"), NCS Holdings Limited ("Holdings") and National Compactor Rentals (U.S.A.) Inc. ("NCR US") as at June 30, 2002 and July 31, 2001 and the results of operations and cash flows of these entities for the eleven months ended June 30, 2002 and for the year ended July 31, 2001. These subsidiaries have been owned since incorporation.

A&A Anderson Tank Service (Vancouver) Ltd. ("A&A") and Organic Resource Management Inc. ("ORMI") were acquired May 31, 2002 (note 3). Their assets and liabilities are included in the June 30, 2002 consolidated balance sheets and their revenues, expenses and cash flows for the month of June 2002 are included in consolidated results of operations and cash flows.

The Company follows the purchase method of accounting for business acquisitions. All significant inter-company transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Depreciation and amortization

Depreciation and amortization of fixed assets have been provided on the following bases and annual rates:

Rental machines	- 15 Years straight-line
Strata unit	- 5% Declining balance
Office furniture, equipment and computers	- 20% Declining balance
Vehicles	- 30% Declining balance
Farm equipment	- 10 Years straight-line
Machinery and equipment	- 20% Declining balance
Leasehold improvements	- 9 Years straight-line

(c) Asset impairment

The Company recognizes charges for asset impairments to the extent that the recorded amount of any asset exceeds the estimated net recoverable amount or future value of the asset.

(d) Deferred costs

Costs of acquisition of Organic Resource Technologies Inc. ("ORTI"), Organic Resource Management Inc. ("ORMI") and A & A Anderson Tank Service (Vancouver) Ltd. ("A&A") were deferred in the accounts up to July 31, 2001. As the amended contracts to acquire these companies expired in 2001, deferred acquisition costs were written off during the year ended July 31, 2001 (note 6(c)). As a result of renegotiations and subsequent shareholder approval to acquire ORMI and A&A (note 3), $100,000 of deposits previously written off have been recovered and included in consideration applied to the new share purchase agreements.

(e) Goodwill

Goodwill represents the excess of the cost of acquired businesses over fair value attributed to the net identified assets. Management estimates the value of goodwill to be not less than the unamortized balance at June 30, 2002.

(f) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related asset), at the average rate of exchange for the period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for period.

(g) Income taxes

Effective January 1, 2001 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under these recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. The method was applied retroactively without restatement of the 2000 financial statements.

(h) Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the period.

(i) Financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, short-term promissory notes payable, long-term debt and obligations under capital leases. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Unless otherwise noted, the fair value of the financial instruments approximate their carrying value.

(j) Comparative figures

Effective June 30, 2002 the Company and its subsidiaries changed their year-ends to June 30. Comparative figures for 2001 are for 12 months versus 11 months for 2002 (note 2(a)).

Certain of the 2001 comparative figures have been reclassified to conform with the current year's presentation (note 1).

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

3. **ACQUISITIONS OF BUSINESSES**

Effective May 31, 2002 the Company acquired 100% of the issued and outstanding shares of ORMI, an Ontario incorporated company, and A&A, a British Columbia incorporated company. These companies operate vacuum truck fleets carrying on the business of providing collection, treatment and disposal services for non-hazardous liquid organic waste. The acquisitions have been accounted for using the purchase method of accounting for business combinations. The operations and cash flows of the two companies for the one month of June 2002 are included in these consolidated financial statements.

Consideration given for the companies acquired was as follows:

	ORMI	A&A	Total
Cash	$ 1,500,000	$ 1,550,000	$ 3,050,000
Common shares at an agreed amount of $0.40 per share (10,400,000 shares)	3,550,000	610,000	4,160,000
12% preferred shares at an agreed amount of $1.00 per share	1,050,000	950,000	2,000,000
Non-interest bearing preferred shares at an agreed amount of $1.00 per share	900,000	0	900,000
Short term promissory notes payable 120 days ($400,000) and 365 days ($90,000) after closing	200,000	290,000	490,000
	7,200,000	3,400,000	10,600,000
Price adjustment for assets and liabilities of subsidiaries as of May 31, 2002	122,000	9,500	131,500
Consideration to vendors	7,322,000	3,409,500	10,731,500
Acquisition costs (legal, consulting, financing)	865,036	365,895	1,230,931
Total cost of acquisitions	$ 8,187,036	$ 3,775,395	$ 11,962,431
Assigned values were as follows:			
Total assets	$ 1,451,184	$ 1,545,303	$ 2,996,487
Total liabilities	(1,288,941)	(874,935)	(2,163,876)
Goodwill (Excess of purchase price over net assets acquired)	8,024,793	3,105,027	11,129,820
	$ 8,187,036	$ 3,775,395	$ 11,962,431

Acquisition costs include a finder's fee of 725,000 common shares of the Company issued to Cambridge Capital Limited, a company controlled by F. Michael P. Warren, a director of the Company. Also, included in acquisition costs is a fee paid to Global Capital Partners Inc. ("Global") of $625,000 and 2,475,000 warrants of the Company (note 10(d)) for the acquisition of ORMI and A&A and the sale of substantially all of the Company's compactor assets to CWS (note 5). The Global fee has been proportionately allocated between the

3. **ACQUISITIONS OF BUSINESSES Continued)**

In addition, the ORMI and A&A vending shareholders may become eligible to receive up to an additional 3,510,000 common shares of the Company based upon the Company achieving defined pre-tax consolidated income targets of $1,000,000 in the Company's 2003 fiscal year, $1,500,000 in the 2004 fiscal year and $2,000,000 in the 2005 fiscal year. Up to 1,170,000 shares will be issued in respect of each year in which the target is achieved. In the event that the target is not achieved, the number of shares to be issued will be reduced proportionately. Any shares not issued is either the first or second year will be carried forward and will be available for issue in a subsequent period.

4. **DISCONTINUED OPERATIONS**

In January 2002, the Company executed an Asset Purchase Agreement (the "Agreement") with Canadian Waste Services Inc. ("CWS") of Mississauga, Ontario to sell the vast majority of its compactor fleet for a cash consideration of slightly in excess of $8,000,000 resulting in a loss of $5,156,861 (note 1 and the sale completed on March 31, 2002 as described in note 5). The results of the sale have been accounted for as a discontinued operation.

	June 30, 2002	July 31, 2001
Revenues from discontinued operations	$ 5,233,100	$ 7,491,411
Earnings from discontinued operations (net of taxes)	1,710,371	1,456,129
(Loss) on sale of discontinued operations	(6,875,581)	0
(Loss) earnings from discontinued operations	$ (5,165,210)	$ 1,456,129

Net assets of discontinued operations are summarized as follows:

	June 30, 2002	July 31, 2001
Accounts receivable	$ 254,234	$ 771,078
Other current assets	2,884	4,380
Cash, restricted	0	1,000,000
Fixed assets	327	13,099,972
Bank indebtedness	0	(157,712)
Accounts payable and accrued liabilities	(42,637)	(863,404)
Long-term debt and obligation under capital leases (including current portion)	0	(5,084,249)
Net assets of discontinued operation	$ 214,808	$ 8,770,065

In July 31, 2001 restricted cash was pledged as security for certain operating leases.

5. FIXED ASSETS

	June 30, 2002			July 31, 2001
	Cost	Accumulated Depreciation	Net	Net
Rental machines	$ 2,530,359	$ 773,546	$ 1,756,813	$ 14,987,132
Strata unit	191,399	54,506	136,893	143,468
Office furniture, equipment and computers	853,688	607,770	245,918	27,774
Vehicles	2,987,492	2,381,602	605,890	0
Farm equipment	157,145	32,992	124,153	0
Machinery and equipment	494,149	360,132	134,017	0
Leasehold improvements	37,817	29,604	8,213	5,116
	7,252,049	4,240,152	3,011,897	15,163,490
Discontinued operations	0	0	0	12,877,909
	$ 7,252,049	$ 4,240,152	$ 3,011,897	$ 2,285,581

On March 31, 2002 the Company sold a vast majority of the assets to CWS for a cash consideration of slightly in excess of $8,000,000, resulting in a loss of $5,156,861 which includes a portion of the fee paid to Global (note 3). The compactors in Texas, U.S.A. were sold under a separate agreement for a gain of approximately $16,000. The original cost of the assets sold was recorded in the July 31, 2001 consolidated financial statements as $17,476,080 less accumulated depreciation of $4,598,171 or a net of $12,877,909.

6. LICENSE AND OTHER

(a) In March 2000, NCS Environmental Services Limited ("NCS ESL"), a subsidiary of NCS Holdings Limited entered into an intangible asset purchase and sale agreement for the United States ORRS patent and other assets from Organic Resource Technologies International Inc. ("ORTI"). In consideration for these assets, ORTI received 30% of the common shares of NCS ESL and 221, 591 units (each consisting of one common earn-out share and 5.77 share purchase warrants of the Company) at $1.76 per unit. The common shares are held in escrow and will be released at a rate of one unit for each $20.31 cumulative cash flow. Each warrant is exercisable into one common share at $1.76 per share. The acquisitions described in note 6(c) below did not complete before January 15, 2001, and accordingly the licence was written off during the year ended July 31, 2001. ORTI was entitled to acquire the Company's 70% interest in NCS ESL on February 20, 2002 at which time the parties entered into an agreement which extended the relevant dates to December 31, 2003.

6. LICENSE AND OTHER (Continued)

(b) On February 14, 2002, NCS ESL signed a software licence agreement with 1329206 Ontario Inc. ("Softco") a company owned by Charles Buehler, a director of the Company, and Marilyn Buehler, wherein it has obtained an exclusive worldwide license, except for Canada ("Worldwide excluding Canada License"), for the use of a proprietary route optimization and management information software ("software"). The Worldwide excluding Canada license was granted to NCS ESL at a one-time cost of $100. The Worldwide excluding Canada License is for the use of the software in the non-hazardous liquid waste industry anywhere in the world outside of Canada and is exclusive for a period of three years, after which time Softco will have the right to market the software in geographical areas not being serviced by NCS ESL.

On May 31, 2002 the Company signed a second software licence agreement with Softco wherein it has obtained an exclusive Canadian License ("Canadian License") for the use of a proprietary route optimization and management information software ("software"). The Canadian License was granted to the Company at a one-time cost of $100. The Canadian License is for the use of the software in the non-hazardous liquid waste industry anywhere in Canada and is exclusive for a period of three years, after which time Softco will have the right to market the software in geographical areas of Canada that are not being serviced by the Company.

(c) In a prior year, the Company entered into share purchase agreements, to acquire ORMI and A&A. Deposits totalling $100,000 towards these acquisitions were written off during the year ended July 31, 2001. However, acquisitions of the two companies completed on May 31, 2002 (note 3) and the $100,000 previously paid was applied to the purchase price.

(d) On February 20, 2002, the Company signed an exclusive licensing agreement ("the License") with ORTI for ORTI's Canadian patented Direct Land Application/Organic Soil Conditioning Process (the "Process"), with a 15-year, fixed price option to purchase all of the outstanding shares of ORTI (the "Option"). The Option was granted at no cost to the Company. The License is for a 15 year period and is exclusive to the Company for use of the Process throughout Canada. ORMI has perpetual rights to the Process in the province of Ontario at no cost or royalty; the Company has inherited these rights through its purchase of ORMI.

(e) During 1998, the Board of Directors approved a formal plan of disposal of its metal *manufacturing division, and two wholly-owned subsidiaries effective October 30, 1998* to SWI Steelworks Inc. (formerly ESC Envirotech Systems Corporation), a Canadian Venture Exchange listed company. Trading common shares of SWI were exchanged for the Company's investment in and advances to these Companies. The purchaser issued 2,467,000 convertible preferred shares at a deemed value of $1.50 per share for $3,700,500 determined by independent valuation and 883,000 performance shares at a deemed value of $1.50 per share for $1,324,500.

6. **LICENSE AND OTHER** (Continued)

The investment in shares of SWI was recorded at cost being the deemed value of the shares received and the book value of the assets disposed of by the Company. The preferred shares are non-voting, bear an 8% non-cumulative dividend and are convertible into shares of SWI at the option of the holder. The book value of the investment at July 31, 2001 was nominal and the investment was written down by $5,134,949 to $1. In September 2001 International Steelwork Inc., ("International") the main operating subsidiary of SWI, became insolvent and was placed in receivership. The Company was liable as guarantor of certain liabilities and lease obligations of International to a maximum of approximately $670,000. During 2002 the Company guarantees for these liabilities and lease obligations were called and the Company paid $670,000. The Company recovered $275,309 during 2002 from the sale of certain International assets and wrote off the difference of $394,691. The Company anticipates being able to recover more. No adjustment for further future recoveries has been recorded in these financial statements which if any, will impact future results of operations.

7. **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

	June 30, 2002	July 31, 2001
Trade payables	$ 1,857,307	$ 713,006
Wages payable	258,599	274,004
Dividends accrued on preferred shares	20,000	0
Other	40,621	20,080
Amounts due to related parties (note 12)	862,242	672,611
	$ 3,038,769	$ 1,679,701

8. **LONG-TERM DEBT**

	June 30, 2002	July 31, 2001
Marathon Equipment Company Inc., promissory note payable, repayable in monthly instalments of US $23,160 including interest at 10%, in 55 monthly instalments, the last payment due November 2006, secured by all assets, certain receivables and rental machines.	$ 1,476,932	$ 0
Advances from non-affiliated company, Senang Holdings Corp., repayable in monthly instalments of $4,790 including interest at 7%, secured by a charge against certain company vehicles	102,788	0
Royal Bank of Canada mortgages at prime plus 1.50%, repayable in monthly instalments of $1,575 including interest, based on a 20 year amortization, due May 2016, secured by a General Security Agreement over all assets and a collateral first mortgage over strata unit	0	135,333
Royal Bank of Canada loan at prime plus 1.50% loan, repayable in monthly instalments of $625 including interest, based on a 10 year amortization, due May 2006, secured by a General Security Agreement and a collateral first mortgage over strata unit balloon payment at end of 10 years	0	48,937
AT&T Capital Canada Inc. promissory note at 9.522% repayable in monthly instalments of $8,339 including interest, based on a 10 year amortization, due February 2002, secured by a General Security Agreement over certain assets under capital lease	0	28,232
	1,579,720	212,502
Less: Discontinued operations	0	212,502
	1,579,720	0
Less: Current portion	473,317	0
	$ 1,106,403	$ 0

Principal due in each of the next five years is as follows:

Year	Amount
2003	$ 338,523
2004	367,468
2005	349,760
2006	386,384
2007	137,585
	$ 1,579,720

The 2001 obligation amounts included current and non-current liabilities of discontinued operation.

9. OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum lease payments under capital leases:

	June 30, 2002	July 31, 2001
2002	$ 0	$ 2,586,114
2003	47,127	2,430,837
2004	33,448	154,066
2005	33,448	154,066
2006	33,448	144,014
2007	33,448	0
2008	11,201	0
Total minimum lease payments	192,120	5,469,097
Less: Amount representing interest and executory costs	(32,475)	(597,349)
Present value of net minimum lease payments	159,645	4,871,748
Less: Discontinued operation	0	4,871,748
	159,645	0
Less: Current portion	35,901	0
Obligations under capital leases	$ 123,744	$ 0

The 2001 obligation amounts included current and non-current liabilities of discontinued operations.

10. CAPITAL STOCK

(a) Authorized
100,000,000 Common voting shares without par value
100,000,000 Preferred shares without par value

(b) Issued
Common shares

	June 30, 2002 Number of Shares	June 30, 2002 Amount	July 31, 2001 Number of Shares	July 31, 2001 Amount
Balance, beginning of period	21,371,685	$ 18,445,342	20,812,907	$ 18,027,042
Issued during period				
Private placement for cash	0	0	277,778	250,000
Options exercised for cash	0	0	281,000	168,300
For acquisition of subsidiaries (note 3)	10,400,000	4,160,000	0	0
Finder's fee	725,000	739,500	0	0
Balance, end of period	32,496,685	23,344,842	21,371,685	18,445,342
Allotted, but not issued for shares of former subsidiaries	0	0	124,839	74,903
Balance, end of period	32,496,685	$ 23,344,842	21,496,524	$ 18,520,245

10. CAPITAL STOCK (Continued)

Preferred shares

During the 2002 fiscal period the Company's authorized share capital was increased by adding 100,000,000 preferred shares. Redeemable preferred shares were issued as follows on the acquisition of A&A and ORMI (note 3):

	Number of Shares	Amount
12% redeemable preferred shares at a deemed value of $1.00 each	2,000,000	$ 2,000,000
Non-interest bearing redeemable preferred shares at a deemed value of $1.00 each	900,000	900,000
	2,900,000	$ 2,900,000

(c) Options outstanding as at June 30, 2002 and July 31, 2001:

Expiry Date	Exercise Price	Number of Shares June 30, 2002	Number of Shares July 31, 2001
October 6, 2002	$ 0.86	100,000	100,000
June 9, 2003	$ 0.60	75,000	75,000
June 9, 2003	$ 1.07	260,000	260,000
July 28, 2003	$ 0.93	250,000	250,000
August 16, 2003	$ 1.12	100,000	125,000
November 22, 2003	$ 1.10	0	15,000
November 29, 2003	$ 1.16	0	15,000
December 29, 2003	$ 1.76	362,000	362,000
February 21, 2004	$ 3.34	138,000	138,000
March 28, 2004	$ 2.39	425,000	500,000
May 30, 2004	$ 2.59	50,000	120,000
August 2, 2004	$ 2.06	0	100,000
September 14, 2004	$ 2.29	0	25,000
December 12, 2004	$ 1.15	50,000	75,000
February 28, 2005	$ 2.12	100,000	100,000
April 28, 2005	$ 1.20	350,000	350,000
April 25, 2006	$ 0.55	102,333	102,333
June 6, 2006	$ 0.55	114,667	114,667
July 22, 2006	$ 0.63	58,000	58,000
March 24, 2007	$ 0.43	150,000	0
May 24, 2008	$ 0.72	25,000	25,000
June 3, 2007	$ 0.37	150,000	0
		2,860,000	2,910,000

10. **CAPITAL STOCK** (Continued)

Details of the status of the Company's stock option plans as at June 30, 2002 and July 31, 2001 and changes during the respective periods are as follows:

	June 30, 2002		July 31, 2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,910,000	$ 1.57	2,840,000	$ 1.47
Granted	300,000	0.40	381,000	0.64
Exercised	0	0.00	(281,000)	0.60
Returned	(350,000)	2.06	(30,000)	2.59
Outstanding, end of period	2,860,000	$ 1.35	2,910,000	$ 1.57

(d) Warrants outstanding

		June 30, 2002	July 31, 2002
Expiry Date	Exercise Price	Number of Shares	Number of Shares
July 30, 2002	$ 2.50 U.S.	50,000	50,000
March 15, 2005 (note 6(a))	$ 1.76	1,278,580	1,278,580
May 31, 2005 (note 3)	$ 0.40	1,000,000	0
May 31, 2005 (note 3)	$ 0.45	825,000	0
May 31, 2005 (note 3)	$ 0.50	650,000	0
		3,803,580	1,328,580

The 50,000 warrants expiring July 30, 2002 expired subsequent to June 30, 2002.

11. **COMMITMENT**

The Company is committed to pay rent of $4,000 per month to March 30, 2003 to the end of the lease term for a total commitment of $36,000.

12. **RELATED PARTY TRANSACTIONS**

The following related party transactions are included in the accounts:

	June 30, 2002	July 31, 2001
Management fees charged by directors or their companies	$ 193,777	$ 120,993
Interest paid to directors or their companies	68,331	0

Accounts payable and accrued liabilities (note 7) at June 30, 2002 includes $862,242 payable to certain directors or to companies controlled by them in respect to consulting fees, reimbursable expenses and interest. A portion of these liabilities plus a loan of a shareholder are to be settled by issuance of shares at an agreed value of $0.40 per share. The settlement is subject to shareholder approval. The amounts payable are comprised of the following:

Fees	$ 673,773
Expense reimbursements	120,138
Interest	68,331
Total related party accounts payable	862,242
Shareholder's loan payable	167,000
Total due to related parties	1,029,242
Proposed share settlement (1,637,515 shares at $0.40 per share)	(655,006)
Cash settlement	$ 374,236

13. **FUTURE INCOME TAX**

The composition of future income tax assets and liability is as follows:

	June 30, 2002	July 31 2001
Future income tax assets		
Excess of capital cost over net book value of fixed assets at statutory rate	$ 592,996	$ 25,351
Loss carryforwards at statutory rate	675,926	1,377,298
Total gross future income tax assets	1,268,922	1,402,649
Less: Valuation allowance	954,422	1,402,649
Net future income tax assets	$ 314,500	$ 0

13. **FUTURE INCOME TAX** (Continued)

	June 30, 2002	July 31, 2001
Future income tax liability		
Excess of net book value over capital cost of fixed assets at statutory rate	$ 11,000	$ 0
Net future tax liability	$ 11,000	$ 0

The Company believes that realization of a portion of net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

APPENDIX "B" TO THE INFORMATION CIRCULAR OF NATIONAL CHALLENGE SYSTEMS INC. DATED SEPTEMBER 12, 2002

SECTION 207 OF THE *COMPANY ACT* (BRITISH COLUMBIA)

Dissent Procedure

207. (1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,
(b) the resolution referred to in paragraph (a) is passed, and
(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and
(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,
(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,
(c) join in the application any other dissenting member who has complied with subsection (3), and
(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)
(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,
(b) may not withdraw the requirement to purchase the shares, unless the company consents, and
(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

APPENDIX "C" TO THE INFORMATION CIRCULAR OF NATIONAL CHALLENGE SYSTEMS INC. DATED SEPTEMBER 12, 2002

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSE") requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance in a "Statement of Corporate Governance Practices". Section 473 of the TSE Company Manual (the "Manual") requires that this statement constitute a complete description of a company's system of corporate governance, with specific reference to each of the fourteen principal guidelines set out in section 474 of the Manual. In turn, section 475 of the Manual requires that this disclosure be complete. Accordingly, where a company's system differs from those guidelines, or to the extent that the guidelines do not apply to a company's system, the statement must explain any difference or inapplicability.

The following report describes the corporate governance practices of **National Challenge Systems Inc.** (the "Company") as compared to the TSE's Guidelines on Corporate Governance.

TSE Guidelines	The Company's Practice
(1) *The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:*	The board of directors (the "Board") has the responsibility to manage or supervise the management of the business and affairs of the Company. The Board selects and appoints the Company's President and CEO and, through them, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them. To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees. Directors receive minutes of all Committee meetings. For a description of the Board committees, their mandates and their activities, see page 10 of the Circular.
(a) *adoption of a strategic planning process;*	Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are reviewed and approved annually by the Board. Throughout the year, the Board reviews management's and the Company's performance against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Company, such as acquisitions and investments.

TSE Guidelines	The Company's Practice
(b) *the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;*	The Board reviews and identifies the principal risks facing the Company and seeks to ensure systems are in place to manage these risks. Management reports regularly to the Board in relation to the principal risks that potentially affect the Company's business activities.
(c) *succession planning, including appointing, training and monitoring senior management;*	The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Company and approves their appointments and compensation.
(d) *a communications policy for the corporation; and*	The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Company. It reviews all material public communications and seeks to ensure that the Company communicates effectively with its shareholders and other stakeholders. The Board has procedures in place to ensure effective communication between the Company, its shareholders, respective investors and the public, including the dissemination of information on a regular and timely basis. Each of the President and Chief Executive Officer has dedicated a portion of his time to communicating with shareholders and prospective investors. Information is also widely available at the Company's website located at www.nationalchallenge.com
(e) *the integrity of the corporation's internal control and management information systems.*	The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environment and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Company and are subject to audit reviews. Management is required by the Board to comply with legal and regulatory requirements with respect to all of the Company's activities.
(2) *The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has*	The Board of directors of the Company currently consists of 8 individuals of which 6 are unrelated. Other than Charles H. Buehler, who presently holds, directly and indirectly or exercises control or direction over, 9,079,525 common shares of the Company, the Company does not have any other significant shareholders. The shares are widely dispersed amongst both institutional and individual investors, mainly Canadian.

	Guideline	Comment
	a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.	
(3)	*The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.*	As indicated above, 6 proposed directors are considered by the Board to be unrelated directors. In making that determination, the Board has considered all business or other relationships which each director has with the Company and, with respect to the directors the Board has determined to be unrelated, has concluded that such business or other relationships, where they exist, could not reasonably be perceived to materially interfere with each director's ability to act in the best interest of the Company.
(4)	*The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.*	The board has not appointed a committee for the purpose of proposing new nominees to the board, preferring to function as a committee of the whole in this respect.
(5)	*Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.*	The individual board members continuously assess the effectiveness of the board as a whole and the contribution of individual directors. The board prefers to function as a committee of the whole in this respect.
(6)	*Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.*	The board, through its CEO and Chairman, provides a comprehensive orientation and education program for new recruits to the board.
(7)	*Every board of directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.*	Each year, the Board reviews and decides on its size and composition. At present it is comprised of 8 directors. The directors believe that the proposed size is appropriate to remain efficient and effective at this time.

	Guideline	Comment
(8)	*The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.*	The adequacy and form of director compensation is reviewed on an annual basis by the Compensation Committee. In addition to directors' responsibilities and time commitment, this review also takes into account peer companies' director remuneration. Refer to "Compensation of Directors' on page 8 for director compensation details.
(9)	*Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.*	Each of the Audit Committee and the Compensation Committee is composed of a majority of unrelated directors.
(10)	*Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.*	The board prefers to function as a committee of the whole in this respect.
(11)	*The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.*	Although it intends to do so, the board of directors and the CEO have not yet developed position descriptions or guidelines to the scope and limits of management's responsibilities and powers. In absence of such guidelines, significant business activities and actions proposed to be taken by the Company are subject to board approval. The board of directors approves corporate objectives and recommended courses of action which the CEO and management is responsible for meeting.
(12)	*Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.*	The Board has appointed Robert A. Bandeen, who is not a member of management, as its Chairman. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management.

	Guideline	Comment
(13)	*The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.*	The Audit Committee, consisting entirely of outside directors, meets regularly with the Company's financial management team, and with the external auditors without management present, to satisfy itself and the Board that shareholders receive timely and accurate reports on the financial status of the Company and that the Company's system of internal controls is working satisfactorily. In doing so, it draws on the resources and expertise of the Company's financial management team, as well as those of the external auditors. It reviews and reports to the Board regularly on matters involving internal controls, environmental provisions, financial reporting and disclosure.
(14)	*The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.*	No formal policy has been established to enable directors to engage outside advisors at the Company's expense. The board prefers to function as a committee of the whole in this respect.

APPENDIX "D" TO THE INFORMATION CIRCULAR
OF NATIONAL CHALLENGE SYSTEMS INC. DATED SEPTEMBER 12, 2002

CONTINUANCE RESOLUTION

WHEREAS National Challenge Systems Inc. (the "Company") was incorporated pursuant to the *Company Act* of British Columbia ("BCCA") by Certificate of Incorporation dated January 4, 1990 (herein referred to as the "Charter");

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The continuation of the Company under the Canada Business Corporations Act (the "CBCA") as if it had been incorporated thereunder is hereby approved and authorized.

2. The Company make application to:

   (a) the Registrar of Companies appointed under the *Company Act* of British Columbia for an authorization to permit the Company to continue under the federal laws of Canada pursuant to Section 37 of the BCCA;
   (b) the Director appointed under the CBCA for a Certificate of Continuance to continue the Company as if it had been incorporated under the federal laws of Canada pursuant to Section 187 of the CBCA; and
   (c) the Ministry of Finance and Corporate Relations of British Columbia for a Certificate of Discontinuance.

3. The Articles of Continuance of the Company shall be in the form attached as Appendix "E" to the Information Circular of the Company dated September 12, 2002 (the "Information Circular"), with such alterations, additions or amendments as may be considered necessary or advisable by any officer of the Company in order to ensure compliance with the provisions of the CBCA, as the same may be amended, and the requirements of the Director thereunder.

4. The Articles of Continuance are hereby approved and adopted, in substitution of the Company's Charter, with any alterations, additions or amendments as described in paragraph 3 of this resolution, which Articles of Continuance are hereby approved and all amendments to the Charter of the Company reflected therein are hereby approved.

5. Effective upon the issuance of such Certificate of Continuance, the By-law No. 1 attached as Appendix "F" to the Information Circular is hereby adopted and approved.

6. The Board of Directors of the Company is hereby authorized, in its sole discretion, to abandon the application for a certificate of continuance continuing the Company as a corporation to which the CBCA applies, or determine not to proceed with the continuance without further approval of the shareholders of the Company, at any time prior to the endorsement by the Director of the Certificate of Continuance.

7. Any officer or director of the Company is hereby authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing, with such additions, deletions and changes as such officer or director may deem necessary or advisable, such execution to be conclusive evidence of this and his or her approval.

Appendix E to the Information Circular of National Challenge Systems Inc. dated September 12, 2002

Industry Canada — Industrie Canada
Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 11 ARTICLES OF CONTINUANCE (SECTION 187) — FORMULE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 -- Name of the Corporation — Dénomination sociale de la société
National Challenge Systems Inc.

2 -- The province or territory in Canada where the registered office is to be situated — La province ou le territoire au Canada où se situera le siège social
Province of Ontario

3 -- The classes and the maximum number of shares that the corporation is authorized to issue — Catégories et le nombre maximal d'actions que la société est autorisée à émettre
The annexed Schedule 1 is incorporated in this form.

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu
None

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs
Minimum of three (3), maximum of twelve (12)

6 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu
None

7 -- (1) If change of name effected, previous name — (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure
Not Applicable

(2) Details of incorporation — (2) Détails de la constitution
Incorporated under the Company Act (British Columbia) on January 4, 1990.

8 -- Other provisions, if any — Autres dispositions, s'il y a lieu
The annexed Schedule 2 is incorporated in this form

Date	Signature	7 -- Capacity of - En qualité de
		Corporate Secretary
For Departmental Use Only / À l'usage du ministère seulement / Corporation No. / N° de la société ▶	Printed Name - Nom en lettres moulées	



IC 3247 (2001/11)

ARTICLES OF CONTINUANCE
OF
NATIONAL CHALLENGE SYSTEMS INC.

SCHEDULE 1

The Corporation shall be authorized to issue an unlimited number of shares of a class designated as "Common Shares".

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) The holders of the Common shares are entitled to receive notice of and attend all meetings of the members of the Corporation and to cast one vote for each share held.

(b) The holders of the Common shares are entitled to receive, and the Corporation will pay non-cumulative cash dividends in the amount or amounts as may be declared by the directors in their absolute discretion from time to time.

(c) Subject to the prior rights of the holders of the Preferred shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, each holder of the Common shares will be entitled to participate equally with all other holders of Common shares in the distribution of the Corporation's assets pursuant to the liquidation, dissolution or winding-up.

The Corporation shall also be authorized to issue 100,000,000 shares of a class designated as "Preferred Shares".

The rights, privileges, restrictions and conditions attaching to the Preferred Shares are as follows:

The Preferred shares may from time to time be issued in one or more series and the directors may, before the issue of shares of any particular series, alter the Corporation's Articles of Continuance to set the number of and determine the designation of the shares of that series and alter the By-Laws of the Corporation to create, define and attach the special rights and restrictions attaching to the shares of that series.

ARTICLES OF CONTINUANCE
OF
NATIONAL CHALLENGE SYSTEMS INC.

SCHEDULE 2

(1) The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient;

(a) borrow money on the credit of the Corporation;

(b) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation; and

(c) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation;

The Board of Directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board above to such extent and in such manner as the Board shall determine at the time of each such delegation;

(2) The Corporation shall have a minimum of three (3) and a maximum of twelve (12) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be eight (8); and

(3) The directors of the Corporation are authorized to appoint one or more directors from time to time, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, provided that the total number of directors so appointed between annual meetings may not exceed one-third of the number of directors elected at the previous annual meeting.

APPENDIX "F" TO THE INFORMATION CIRCULAR
OF NATIONAL CHALLENGE SYSTEMS INC. DATED SEPTEMBER 12, 2002

BY-LAW NO. 1

A by-law relating generally to the transaction of
the business and affairs of

NATIONAL CHALLENGE SYSTEMS INC.
(the "Corporation")

TABLE OF CONTENTS

BY-LAW NO. 1

A by-law relating generally to the transaction
of the business and affairs of

NATIONAL CHALLENGE SYSTEMS INC.
(the "Corporation")

SECTION 1 – INTERPRETATION

1.1 Definitions

In the By-laws of the Corporation, unless the context otherwise requires:

(1) *Act* means the *Canada Business Corporations Act*, R.S.C. 1985, Chapter C-44, c. B.16, or any statute that may be substituted for it, as from time to time amended.

(2) ***appoint*** includes "elect" and *vice versa.*

(3) ***Articles*** means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization and articles of revival of the Corporation and includes any amendments thereto.

(4) ***board*** means the board of directors of the Corporation, and ***director*** means a member of the Board.

(5) ***by-laws*** means these by-laws and all other by-laws of the Corporation from time to time in force and effect.

(6) ***meeting of shareholders*** means an annual meeting of shareholders and a special meeting of shareholders.

(7) ***resident Canadian*** means an individual who is:

(a) a Canadian citizen ordinarily resident in Canada;

(b) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons as defined in the regulations to the Act; or

(c) a permanent resident within the meaning of the *Immigration Act* (Canada) and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he or she first became eligible to apply for Canadian citizenship.

Other than as specified above, words and expressions defined in the Act, have the same meanings when used herein. Words importing the singular number include the plural and *vice versa*; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his capacity as trustee, executor, administrator or other legal representative.

SECTION 2 – DIRECTORS

2.1 Transaction of Business

The powers of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of the board who would have been entitled to vote on that resolution at a meeting of the board. Meetings of the board may be held at any place within or outside Canada.

2.2 Calling of and notice of meetings

Meetings of the board shall be held at such time and on such day as the chairperson of the board, the chief executive officer or the president may determine. Notice of meetings of the board shall be given to each director not less than 24 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.3 Place of meetings

Meetings of the board may be held at any place within or outside Canada.

2.4 Quorum

At any meeting of the board, a quorum shall be two directors present and each entitled to vote thereat.

2.5 Votes to govern

At all meetings of the board, every question shall be decided by a majority of the votes cast on the question and, in case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote.

2.6 Meeting by Telephone or Electronic Facilities

If all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

2.7 Term of Office

Directors shall be elected by the shareholders at the first meeting of shareholders after the effective date of this By-law and at each succeeding annual meeting at which an election of directors is required, and shall hold office until the next annual meeting of shareholders, or, if elected for an expressly stated terms for a term expiring not later than the close of the third annual meeting of shareholders following the election.

2.8 Interest of directors and officers generally in contracts

No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contact or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the applicable provisions of the Act.

SECTION 3 – COMMITTEES

3.1 Committees of the Board

The board may appoint from their number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except powers to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

(c) issue securities except as authorized by the directors;

(d) issue shares of a series except as authorized by the directors;

(e) declare dividends;

(f) purchase, redeem or otherwise acquire shares issued by the Corporation;

(g) pay a commission in respect of the sale of shares of the Corporation except as authorized by the directors;

(h) approve a management proxy circular;

(i) approve a take-over bid circular or directors' circular;

(j) approve any financial statements; or

(k) adopt, amend or repeal by-laws.

3.2 Transaction of Business

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of the committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of the committee may be held at any place within or outside Canada.

3.3 Advisory Bodies

The board may from time to time appoint such advisory bodies as it may deem advisable.

3.4 Procedure

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure. To the extent that a committee or advisory body does not establish rules to regulate its procedure, the provisions of this by-law applicable to meetings of the board shall apply mutatis mutandis except that no member of the committee need be a resident Canadian and no meeting of the committee requires a resident Canadian to be present thereat.

SECTION 4 – OFFICERS

4.1 Appointment

The board may from time to time designate the offices of the Corporation and from time to time appoint a chairperson of the board, chief executive officer, president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including, without limitation, one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with these by-laws and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for the chairperson of the board and the managing director, an officer may but need not be a director.

4.2 Chairperson of the Board

The board may from time to time appoint a chairperson of the board who shall be a director. If appointed, the chairperson of the board, when present, shall preside at all meetings of the board and shall have such other powers and duties as the directors may specify and may be assigned any of the powers and duties that are by any provision of this by-law assigned to the chief executive officer or to the president. During the absence or disability of the chairperson of the board, or if no chairperson of the board has been appointed, his duties shall be performed and his powers exercised by the chief executive officer.

4.3 Chief Executive Officer

The board may from time to time appoint a chief executive officer. The chief executive officer, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and shall have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the chief executive officer shall also have the powers and duties of that office.

4.4 President

If appointed, the president shall be the chief operating officer and shall have such other powers and duties as the board may specify. During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the president shall also have the powers and duties of that office.

4.5 Chief Financial Officer

The board may from time to time appoint a chief financial officer and may from time to time revoke any such designation and designate another officer as the chief financial officer. The officer designated as the chief financial officer shall have such duties and exercise such powers as the board may from time to time prescribe.

4.6 Vice-Presidents

If appointed, each vice-president shall have such duties and exercise such powers as the chief executive officer may from time to time delegate or the board may prescribe. During the absence or disability of the president, the president's duties may be performed and the president's powers may be exercised by an executive vice-president if one or more has been appointed or by a vice-president, in order of seniority (as determined by the board), except that no vice-president shall preside at a meeting of the board or at a meeting of shareholders who is not otherwise entitled to attend the meeting. If a vice-president performs any such duty or exercises any such power, the absence or disability of the president shall be presumed with reference thereto.

4.7 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he or she shall give or cause to be given, as and when instructed, all notices to directors, shareholders, auditors and members of committees of the board. The Secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been

appointed for that purpose, and shall have such other duties as the board or the chief executive officer may prescribe or as usually pertain to the office of secretary.

4.8 Treasurer

The treasurer, under the direction of the board, shall control the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The Treasurer shall render to the board whenever required an account of all his or her transactions as treasurer and report to and advise the board on the financial position and requirements of the Corporation. The Treasurer shall have such other duties as the board or the chief executive officer may prescribe or as usually pertain to the office of treasurer.

4.9 Controller

The controller shall have charge of and cause to be kept the accounting records of the Corporation in accordance with all statutory requirements and shall, when requested, advise the audit committee and the board on the accounting procedures and methods used by the Corporation. The controller shall have such other duties as the board or the chief executive officer may prescribe or as usually pertain to the office of controller.

4.10 Duties of Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or as the board or the chief executive officer may prescribe. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

4.11 Variation of Duties

Notwithstanding the foregoing, from time to time the board may vary, add to or limit the powers and duties of an office or of an officer occupying any office.

4.12 Term of Office

The board, in its discretion, may remove any officer and the chief executive officer, in his or her discretion, may remove any officer who is not a member of the board. Otherwise, each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

4.13 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have the power from time to time to appoint agents or attorneys of the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

4.14 Conflict of Interest

An officer shall disclose his or her interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with section 2.8.

SECTION 5 - SHAREHOLDERS' MEETINGS

5.1 Place of Meetings

(1) Meetings of shareholders shall be held at such place in Canada as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located. If all the shareholders entitled to vote at the meeting so agree or the Articles specify a place outside Canada where a meeting of shareholders may be held, a meeting of shareholders of the Corporation may be held outside Canada.

(2) A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

5.2 Quorum

At any meeting of shareholders, a quorum shall be two persons present in person and each entitled to vote thereat.

5.3 Votes to Govern

At all meetings of the shareholders, every question shall be decided by a majority of the votes cast on the question and, in case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote.

5.4 Chairperson

The chairperson of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed, who is present at the meeting and who has not declined to act as chairperson: chairperson of the board, chief executive officer, president, or *(subject to section 4.6) a vice-president. If no such officer is present within 30 minutes from the* time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson.

5.5 Meeting Held by Electronic Means

(1) Any person entitled to attend a meeting of shareholders may vote and otherwise participate in the meeting by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders by such means is deemed to be present at the meeting.

(2) Directors who call (but not shareholders who requisition) a meeting of shareholders may determine that:

(a) the meeting shall be held, in accordance with the regulations, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting; and

(b) any vote shall be held, in accordance with the regulations, entirely by means of a telephone, electronic or other communication facility that the corporation has made available for that purpose.

(3) Any vote at a meeting of shareholders may be carried out by means of a telephonic, electronic or other communication facility, if the facility:

(a) enables the votes to be gathered in a manner that permits their subsequent verification; and

(b) permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

SECTION 6 – INDEMNIFICATION

6.1 Limitation of Liability

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto. Nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

6.2 Indemnity

(1) The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's

request as a director or officer (or an individual acting in a similar capacity) of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2) The Corporation shall advance monies to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 6.2(1). The individual shall repay the monies if he or she does fulfil the conditions of section 6.2(3).

(3) The Corporation shall not indemnify an individual under section 6.2(1) unless he or she:

(a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(4) The Corporation shall also indemnify the individual referred to in section 6.2(1) in such other circumstances as the Act or law permits or requires. Nothing in these by-laws shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of these by-laws.

6.3 Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in section 6.2(1) as the board may from time to time determine.

SECTION 7 - BANKING ARRANGEMENTS, CONTRACTS, ETC.

7.1 Banking arrangements

The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such officer or other person as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided; and the board may from time to time by resolution delegate any power referred to in this section 7.1 to any two officers.

7.2 Execution of instruments

Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any two individuals, each of whom is a director and/or an officer, so long as at least one of such signatories is the chairperson of the board, the chief executive officer, the president or a vice-president. All contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint an officer or other person on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. Notwithstanding the foregoing, the secretary, or any other officer or any director, may sign certificates and similar instruments (other than share certificates) on the Corporation's behalf respecting any factual matters relating to the Corporation's business or affairs, including certificates verifying copies of the articles, by-laws, resolutions and/or minutes of meetings of directors, committees of directors or shareholders. The term "contracts, documents or instruments in writing" as used in this by-law shall include, without limitation, deeds, conveyances, transfers and other assignments of property of all kinds, certificates, mortgages, charges, pledges, hypothecs, discharges, releases, main-levees, leases, powers of attorney and proxies.

7.3 Authority to act for Corporation

By way of supplement to section 7.2, the board may from time to time by resolution and to the extent therein provided delegate to any two officers of the Corporation the power to designate, direct or authorize from time to time such officer or other person on the Corporation's behalf to sign and deliver contacts, documents or instruments in writing to acquire, dispose of or take security upon property, whether real or personal, movable or immovable, on such terms and conditions as such two officers see fit.

SECTION 8 - MISCELLANEOUS

8.1 Invalidity of any provisions of this by-law

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

ENACTED:

President

Secretary

APPENDIX G
to the Information Circular of National Challenge Systems Inc.
(Notice of Change of Auditor, letter from the Former Auditor and letter from the Successor Auditor)

National Challenge Systems Inc.

#340 – 17 Fawcett Road, Coquitlam, BC Canada V3K 6V2
TEL: (604) 525-3555 **FAX:** (604) 525-8483
E-mail: info@nationalchallenge.com
Website: www.nationalchallenge.com

NOTICE OF CHANGE OF AUDITOR

September 12, 2002

Pursuant to National Policy No. 31 "Change of Auditor of a Reporting Issuer", **National Challenge Systems Inc.** (the "Company") announces that:

1. Smythe Ratcliffe, Chartered Accountants, of Vancouver, British Columbia (the "Former Auditor") will not be re-appointed as the Company's auditors on October 21, 2002, the date of the Company's Annual General and Special Meeting. Duffy, Allain & Rutten LLP, Chartered Accountants, of Toronto, Ontario (the "Successor Auditor") have agreed to act as the Company's auditors commencing October 21, 2002;

2. there have been no reportable events between the Company and the Former Auditor;

3. there were no reservations contained in the Former Auditor's Report on the annual financial statements for the two fiscal years preceding the date hereof;

4. the termination of the Former Auditor was approved by the Company's board of directors.

5. the Notice of Change of Auditor, the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company's audit committee and the Company's board of directors.

National Challenge Systems Inc.

Per:



Charles H. Buehler,
Chief Executive Officer and Director

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

September 16, 2002

British Columbia Securities Commission,
Ontario Securities Commission and
Alberta Securities Commission

Dear Sirs:

RE: NATIONAL CHALLENGE SYSTEMS INC. (THE COMPANY)

As required by National Policy 31 "Change of Auditor of a Reporting Issuer", we have reviewed the information contained in the Notice of Change of Auditors for the Company and we do not disagree with the information in the said Notice.

Our understanding is that the Notice will read as follows:

> Pursuant to National Policy 31 "Change of Auditor of a Reporting Issuer," **National Challenge Systems Inc.** (the "Company") announces that:
>
> 1. Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia (the "Former Auditor") will not be re-appointed as the Company's auditors on October 21, 2002, the date of the Company's Annual General and Special Meeting. Duffy, Allain & Rutten LLP, Charted Accountants, of Toronto, Ontario (the "Successor Auditor") have agreed to act as the Company's auditors commencing October 21, 2002;
> 2. There have been no reportable events between the Company and the Former Auditor;
> 3. There were no reservations contained in the Former Auditor's Report on the annual financial statements for the two fiscal years preceding the date hereof;
> 4. The termination of the Former Auditor was approved by the Company's board of directors.
> 5. The Notice of Change of Auditor, the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company's audit committee and the Company's board of directors.

Yours very truly,



SMYTHE RATCLIFFE

ASH/mr

DUFFY, ALLAIN & RUTTEN LLP
chartered accountants

G. Joseph Duffy, B.Comm., C.A., CFP
Donald K. Allain, M.B.A., C.A.
Joseph J. Rutten, B.Comm., C.A., CFP
Pierre M. Turgeon, B.Math, C.A., CFP

Naomi Naray, Principal, B.Sc, CGA

September 16, 2002

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Dear Sirs:

Re: National Challenge Systems Inc. (the "Company")

As required by National Policy 31 "Change of Auditor of a Reporting Issuer" , we have reviewed the information contained in the Notice of Change of Auditors for the Company and we do not disagree with the information in the said Notice:

Our understanding is that the Notice will read as follows:

> Pursuant to National Policy 31 "Change of Auditor of a Reporting Issuer" **National Challenge Systems Inc.** (the "Company") announces that:
>
> 1. Smythe Ratcliffe, Chartered Accountants, of Vancouver, British Columbia (the "Former Auditor") will resign as auditors of the Company effective October 21, 2002. Duffy, Allain & Rutten LLP, Chartered Accountants, of Toronto, Ontario (the "Successor Auditor") have agreed to act as the Company's auditors commencing October 21, 2002;
> 2. there have been no reportable events between the Company and the Former Auditor;
> 3. there were no reservations contained in the Former Auditor's Report on the annual financial statements for the two fiscal years preceding the date hereof;
> 4. the resignation of the Former Auditor was approved by the Company's board of directors;
> 5. the Notice of Change of Auditor, the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company's audit committee and the Company's board of directors.

Yours very truly,
DUFFY, ALLAIN & RUTTEN LLP



JJR/lm
I:\clients\8-1238\let.Sept.02

908 The East Mall, Toronto (Etobicoke), Ontario M9B 6K2
t - 416 620 7740 f - 416 620 0023 e - info@dar-ca.com

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